**Ferreyros S.A.A.**

Av. Industrial 675
Lima 1, Perú
T 511.336.7070
F 511.336.8331
www.ferreyros.com.pe

06012146

**Exemption pursuant to Rule 12g3-2(b) 82- 4567**
**Submission of: Other information**

SUPPL

Lima, March 29th, 2006

RECEIVED
2006 APR -3 A 11:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

Ref: Important Issues

Dear Sirs:

We hereby inform you that the Board of Directors in meeting held yesterday, and according to the faculties granted by the Annual Shareholders Meeting held on March 28th, 2006, approved that on May 8nd, Ferreyros S.A.A. will pay cash dividends of S/. 13'308,900.00 equal to 5% of capital stock (S/. 266'178,000.00).

| | |
|---|---|
| Total shares: | 241'980,000 |
| Dividend per share: | S/. 0.055 |
| Period: | 2005 |
| Registry date: | April 18th, 2066 |
| Delivery date: | May 8th, 2006 |

PROCESSED
APR 03 2006
THOMSON FINANCIAL

Faithfully yours,

Ferreyros S.A.A.
Patricia Gastelumendi Lukis
Gerente de División Finanzas

4/3

**Ferreyros S.A.A.**

Av. Industrial 675
Lima 1, Perú
T 511.336.7070
F 511.336.8331
www.ferreyros.com.pe

**Exemption pursuant to Rule 12g3-2(b) 82-4567**
**Submission of: Other information**

Lima, March 29th, 2006

Ref: Ferreyros´ General Stockholders Meeting

Dear Sirs:

Hereby we inform you that our General Shareholders Meeting held yesterday considered the following agenda and agreements:

1.- Approval of the Financial Statements and Annual Report corresponding to the year 2005.

2.- Approval to distribute a cash dividend of S/. 13,308,900.00 equal to 5% of the nominal value of the shares, which corresponds to S/. 0.055 per share. It was agreed that this dividend will be paid during the next 60 days, on a date to be determined by the Board of Directors.

3.- Approval of capitalization of the following accounts:

| | | | |
|---|---|---|---|
| a. | Free disposition profits capitalization | S/. | 13'818,926.00 |
| b. | Revaluation surplus capitalization | S/. | 4'199,074.00 |
| | | S/. | 18'018,000.00 |

After the capitalization, the current capital stock of S/. 266'178,000.00, will be increased to S/ 284'196,000.00, represented by 258,360,000 shares with a nominal value of S/. 1.10 each. Consequently, 16'380,0000 shares will be issued, resulting on an increase of about 6.76925447558 % in the number of shares.

4.- Approval of the modified article 5° of the Company Bylaws, which refers to the Capital Stock, stating that the new capital stock will be S/. 284'196,000.00, represented by 258,360,000 shares of a nominal value of S/. 1.10 each.

**Ferreyros S.A.**

Av. Industrial 675
Lima 1, Perú
T 511.336.7070
F 511.336.8331
www.ferreyros.com.pe

5.- Approval to delegate in the Board of Directors the designation of the external auditors, so as their fee.

6.- Approval to delegate in the Board of Directors and the Management, the issuance of Corporate Bonds and Commercial Papers by US$ 90 million, and the applicable terms and conditions.

7.- Approval to delegate in the Board of Directors any accounting adjustment that may be necessary in the net value of the patrimonial block of the corporate break-up of Motorindustria S.A; values which were determined on November 30th, 2004.

Please find enclosed our Annual Report and Financial Statements approved by the General Shareholders Meeting .

Faithfully yours,

Ferreyros S.A.

Patricia Gastelumendi Lukis
Gerente de División Finanzas

RECEIVED
2006 APR -3 A 11:57
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

**FERREYROS S.A.A. Y SUBSIDIARIAS**

ESTADOS FINANCIEROS CONSOLIDADOS
31 DE DICIEMBRE DEL 2005 Y 31 DE DICIEMBRE DEL 2004

**FERREYROS S.A.A. Y SUBSIDIARIAS**

ESTADOS FINANCIEROS CONSOLIDADOS
31 DE DICIEMBRE DEL 2005 Y 31 DE DICIEMBRE DEL 2004

CONTENIDO



S/. = Nuevo sol
US$ = Dólar estadounidense

PRICEWATERHOUSECOOPERS

**Dongo-Soria Gaveglio y Asociados**
**Sociedad Civil**
**Firma Miembro de PricewaterhouseCoopers**
Av. Canaval y Moreyra 380
Lima 27, Perú
Apartado 1434-2869
Telfs.: (51 1) 211-6500 411-5800
Fax : (51 1) 442-6522 211-6565

**DICTAMEN DE LOS AUDITORES INDEPENDIENTES**

17 de febrero del 2006

A los señores Accionistas y Directores
**Ferreyros S.A.A.**

Hemos auditado los balances generales consolidados adjuntos de **Ferreyros S.A.A. y subsidiarias** al 31 de diciembre del 2005 y al 31 de diciembre del 2004 y los correspondientes estados consolidados de ganancias y pérdidas, de cambios en el patrimonio neto y de flujos de efectivo por los años terminados en esas fechas. La preparación de dichos estados financieros es responsabilidad de la Gerencia de la Compañía. Nuestra responsabilidad consiste en emitir una opinión sobre estos estados financieros basada en las auditorías que efectuamos.

Nuestras auditorías fueron efectuadas de acuerdo con normas de auditoría generalmente aceptadas en el Perú. Tales normas requieren que planifiquemos y realicemos nuestro trabajo con la finalidad de obtener una seguridad razonable de que los estados financieros no contienen errores importantes. Una auditoría comprende el examen, basado en comprobaciones selectivas, de las evidencias que respaldan los importes y las divulgaciones expuestas en los estados financieros. Una auditoría también comprende la evaluación de los principios de contabilidad aplicados y de las estimaciones significativas efectuadas por la Gerencia de la Compañía, así como una evaluación de la presentación general de los estados financieros. Consideramos que las auditorías efectuadas constituyen una base razonable para fundamentar nuestra opinión.

En nuestra opinión, los estados financieros consolidados antes indicados, presentan razonablemente, en todos sus aspectos significativos, la situación financiera de **Ferreyros S.A.A. y subsidiarias** al 31 de diciembre del 2005 y al 31 de diciembre del 2004, los resultados de sus operaciones y sus flujos de efectivo por los años terminados en esas fechas, de acuerdo con principios de contabilidad generalmente aceptados en el Perú.

Refrendado por

-----------------------------------------(socio)
Francisco Dongo-Soria
Contador Público Colegiado
Matrícula No.4850

Partida No. 11028527
Registro de Personas Jurídicas de Lima
Capital pagado S/. 1,035,000.00

FERREYROS S.A.A. Y SUBSIDIARIAS

## BALANCE GENERAL CONSOLIDADO (Notas 1, 2, 3 y 25)

### ACTIVO

| | Al 31 de diciembre del | |
|---|---|---|
| | 2005 | 2004 |
| | S/.000 | S/.000 |
| **ACTIVO CORRIENTE** | | |
| Caja y bancos (Nota 4) | 17,189 | 31,802 |
| Cuentas por cobrar comerciales (Notas 5 y 26) | 259,723 | 123,295 |
| Otras cuentas por cobrar (Nota 6) | 18,605 | 70,113 |
| Existencias (Nota 7) | 297,697 | 238,738 |
| Gastos pagados por anticipado | 6,168 | 5,459 |
| Total del activo corriente | 599,382 | 469,407 |
| **CUENTAS POR COBRAR COMERCIALES A LARGO PLAZO (Notas 5 y 26)** | 41,535 | 33,204 |
| **IMPUESTO A LA RENTA Y PARTICIPACION DE LOS TRABAJADORES DIFERIDOS (Nota 8)** | 11,301 | 7,048 |
| **INVERSIONES EN VALORES (Nota 9)** | 17,749 | 19,616 |
| **INMUEBLES, MAQUINARIA Y EQUIPO (Nota 10)** | 226,159 | 253,306 |
| **OTROS ACTIVOS** | 763 | 1,186 |
| | 896,889 | 783,767 |

### PASIVO Y PATRIMONIO NETO

| | Al 31 de diciembre del | |
|---|---|---|
| | 2005 | 2004 |
| | S/.000 | S/.000 |
| **PASIVO CORRIENTE** | | |
| Sobregiros y préstamos bancarios (Nota 11) | 81,369 | 35,122 |
| Cuentas por pagar comerciales (Nota 12) | 125,067 | 141,095 |
| Otras cuentas por pagar | 64,178 | 48,863 |
| Parte corriente de deudas a largo plazo (Nota 13) | 91,451 | 77,395 |
| Total del pasivo corriente | 362,065 | 302,475 |
| **DEUDAS A LARGO PLAZO (Nota 13)** | 214,337 | 184,162 |
| **INGRESOS DIFERIDOS** | 5,669 | 3,985 |
| **PATRIMONIO NETO (Nota 14)** | | |
| Capital | 266,178 | 251,550 |
| Excedente de revaluación | 12,303 | 10,267 |
| Reserva legal | 10,073 | 7,317 |
| Resultados acumulados | 26,264 | 24,011 |
| | 314,818 | 293,145 |
| **SITUACION TRIBUTARIA (Nota 15)** | | |
| **CONTINGENCIAS Y COMPROMISOS (Nota 16)** | | |
| | 896,889 | 783,767 |

Las notas que se acompañan forman parte de los estados financieros.

FERREYROS S.A.A. Y SUBSIDIARIAS

## ESTADO CONSOLIDADO DE GANANCIAS Y PERDIDAS (Notas 1, 2 y 25)

| | Por el año terminado el 31 de diciembre del | |
|---|---|---|
| | 2005 | 2004 |
| | S/.000 | S/.000 |
| Ventas netas | 1,083,642 | 920,697 |
| Otros ingresos operacionales | 3,437 | 1,273 |
| | 1,087,079 | 921,970 |
| Costo de ventas (Nota 17) | 821,257 | 709,400 |
| Gastos de administración (Nota 18) | 73,403 | 71,156 |
| Gastos de venta (Nota 19) | 95,409 | 98,713 |
| | 990,069 | 879,269 |
| Utilidad de operación | 97,010 | 42,701 |
| Otros ingresos (gastos): | | |
| Ingresos financieros (Nota 20) | 25,376 | 22,707 |
| Gastos financieros (Nota 21) | (32,547) | (30,026) |
| Diferencia en cambio, neta | (10,798) | - |
| Resultado por exposición a la inflación (Nota 3) | - | 17,148 |
| Diversos, neto (Nota 22) | (23,074) | (2,737) |
| | (41,043) | 7,092 |
| Utilidad antes de participación de los trabajadores e impuesto a la renta | 55,967 | 49,793 |
| Participación de los trabajadores (Notas 8 y 15) | (5,704) | (4,917) |
| Impuesto a la renta (Notas 8 y 15) | (20,196) | (17,316) |
| Utilidad neta del año | 30,067 | 27,560 |
| Utilidad básica por acción (Nota 23) | 0.124 | 0.114 |

Las notas que se acompañan forman parte de los estados financieros.

FERREYROS S.A.A. Y SUBSIDIARIAS

**ESTADO CONSOLIDADO DE CAMBIOS EN EL PATRIMONIO NETO (Nota 14)**
**POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DEL 2005**
**Y EL 31 DE DICIEMBRE DEL 2004**

| | Capital | Excedente de revaluación | Reserva legal | Resultados acumulados | Total |
|---|---|---|---|---|---|
| | S/.000 | S/.000 | S/.000 | S/.000 | S/.000 |
| Saldos al 1 de enero del 2004 | 241,281 | 10,926 | 5,188 | 17,508 | 274,903 |
| Distribución de dividendos | - | - | - | (9,318) | (9,318) |
| Capitalización de resultados acumulados | 10,269 | (659) | - | (9,610) | - |
| Transferencia a la reserva legal | - | - | 2,129 | (2,129) | - |
| Utilidad neta del año | - | - | - | 27,560 | 27,560 |
| Saldos al 31 de diciembre del 2004 | 251,550 | 10,267 | 7,317 | 24,011 | 293,145 |
| Distribución de dividendos | - | - | - | (11,989) | (11,989) |
| Capitalización de resultados acumulados | 14,628 | (1,559) | - | (13,069) | - |
| Revaluación voluntaria | - | 3,595 | - | - | 3,595 |
| Transferencia a la reserva legal | - | - | 2,756 | (2,756) | - |
| Utilidad neta del año | - | - | - | 30,067 | 30,067 |
| Saldos al 31 de diciembre del 2005 | 266,178 | 12,303 | 10,073 | 26,264 | 314,818 |

Las notas que se acompañan forman parte de los estados financieros.

FERREYROS S.A.A. Y SUBSIDIARIAS

## ESTADO CONSOLIDADO DE FLUJOS DE EFECTIVO (Notas 2 y 24)

| | Por el año terminado el 31 de diciembre del | |
|---|---|---|
| | 2005 | 2004 |
| | S/.000 | S/.000 |
| **ACTIVIDADES DE OPERACION** | | |
| Cobranza a clientes | 911,303 | 904,635 |
| Otros cobros relativos a la actividad | 24,489 | 27,405 |
| Pago a proveedores | (893,089) | (791,787) |
| Pago de remuneraciones y beneficios sociales | (140,609) | (120,649) |
| Pago de tributos | (24,168) | (27,289) |
| Otros cobros (pagos) relativos a la actividad | 3,279 | (14,323) |
| Efectivo neto aplicado a las actividades de operación | (118,795) | (22,008) |
| **ACTIVIDADES DE INVERSION** | | |
| Venta de inmuebles, maquinaria y equipo | 14,368 | 3,007 |
| Compra de inmuebles, maquinaria y equipo | (13,730) | (14,549) |
| Venta de inversiones en valores | 1,041 | 103 |
| Cobros de otras inversiones en valores | 1,584 | 1,785 |
| Compra de inversiones en valores | - | (607) |
| Dividendos recibidos | - | 21 |
| Cobro y desarrollo de intangibles | (16) | (268) |
| Efectivo neto provisto por (aplicado a) las actividades de inversión | 3,247 | (10,508) |
| **ACTIVIDADES DE FINANCIAMIENTO** | | |
| Titulización de cuentas por cobrar, neto | 52,856 | 32,628 |
| Sobregiros y préstamos bancarios, neto | 46,247 | 4,287 |
| Deudas a largo plazo, neto | 44,248 | 5,464 |
| Intereses de sobregiros y préstamos bancarios, y deudas a largo plazo | (31,705) | (29,520) |
| Dividendos pagados | (11,989) | (9,131) |
| Otros cobros relativos a la actividad | 1,278 | - |
| Efectivo neto provisto por las actividades de financiamiento | 100,935 | 3,728 |
| Disminución neta del efectivo | (14,613) | (28,788) |
| Resultado por exposición a la inflación | - | 17,148 |
| Saldo del efectivo al inicio del año | 31,802 | 43,442 |
| Saldo del efectivo al final del año | 17,189 | 31,802 |

FERREYROS S.A.A. Y SUBSIDIARIAS

ESTADO CONSOLIDADO DE FLUJOS DE EFECTIVO (Continuación)

| | Por el año terminado el 31 de diciembre del | |
|---|---|---|
| | 2005 | 2004 |
| | S/.000 | S/.000 |
| **CONCILIACION DEL RESULTADO NETO CON EL FLUJO DE EFECTIVO DE LAS ACTIVIDADES DE OPERACION** | | |
| Utilidad neta del año | 30,067 | 27,560 |
| Ajustes para conciliar la utilidad neta con el flujo de efectivo de las actividades de operación: | | |
| Provisión para cuentas de cobranza dudosa | 8,425 | 17,868 |
| Recuperación de provisión de cuentas de cobranza dudosa | (76) | (524) |
| Provisión para desvalorización de existencias | 11,418 | 9,854 |
| Recuperación de provisión para desvalorización de existencias | (6,624) | (8,600) |
| Provisión para desvalorización de inmuebles | 7,954 | - |
| Otras provisiones | 5,101 | - |
| Participación patrimonial en patrimonios en fideicomiso | - | (794) |
| Pérdida en venta de inversión en valores | - | 38 |
| Utilidad en venta de inmuebles, maquinaria y equipo | (5,934) | (506) |
| Depreciación y amortización | 35,306 | 35,930 |
| Gastos financieros | 30,727 | 30,026 |
| Participación de los trabajadores | 5,159 | 5,196 |
| Impuesto a la renta y participación de los trabajadores diferidos | (5,391) | (1,768) |
| Resultado por exposición a la inflación | - | (17,148) |
| Otros | (400) | (1,112) |
| Cambios netos en activos y pasivos: | | |
| Cuentas por cobrar comerciales | (76,924) | (45,899) |
| Otras cuentas por cobrar | 11,012 | (1,743) |
| Existencias | (71,199) | (1,874) |
| Gastos pagados por anticipado | (440) | (2,819) |
| Cuentas por pagar comerciales | (99,284) | (67,995) |
| Otras cuentas por pagar | 2,308 | 2,302 |
| Efectivo neto aplicado a las actividades de operación | (118,795) | (22,008) |

Las notas que se acompañan forman parte de los estados financieros.

FERREYROS S.A.A. Y SUBSIDIARIAS

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
31 DE DICIEMBRE DEL 2005 Y 31 DE DICIEMBRE DEL 2004

## 1 ACTIVIDAD ECONOMICA

**Ferreyros S.A.A.** (en adelante la Compañía) se constituyó en la ciudad de Lima en setiembre de 1922 con el nombre de Enrique Ferreyros y Cía. Sociedad en Comandita. Posteriormente, efectuó diversos cambios de denominación hasta junio de 1998, cuando modificó su estatuto social a fin de adecuarlo a la Nueva Ley General de Sociedades, por el cual su nueva denominación es Ferreyros Sociedad Anónima Abierta (Ferreyros S.A.A.). Su domicilio legal es Avenida Industrial 675, Lima y cuenta con oficinas en Piura, Chiclayo, Trujillo, Chimbote, Ica, Arequipa, Cusco, Huancayo, Huaraz y Cajamarca. Su actividad principal es la importación y venta de maquinaria, equipos y repuestos, alquiler de maquinaria y equipos y la prestación de servicios de taller.

El personal utilizado por la Compañía y subsidiarias para desarrollar sus actividades, al inicio y al final del año 2005, comprendió 47 funcionarios, 837 empleados y 1,161 obreros, y 50 funcionarios, 874 empleados y 915 obreros, respectivamente.

## 2 PRINCIPIOS Y PRACTICAS CONTABLES

Los principales principios y prácticas contables aplicados en la preparación de los estados financieros se detallan a continuación. Estos principios y prácticas han sido aplicados uniformemente en todos los años presentados, a menos que se indique lo contrario:

a) Bases de presentación -

Los estados financieros consolidados de la Compañía han sido preparados de acuerdo con principios de contabilidad generalmente aceptados en el Perú. Los principios de contabilidad generalmente aceptados en el Perú comprenden a las Normas Internacionales de Información Financiera (NIIF) oficializadas a través de Resoluciones emitidas por el Consejo Normativo de Contabilidad. Las NIIF comprenden a las Normas Internacionales de Información Financiera (NIIF), a las Normas Internacionales de Contabilidad (NIC) y a los pronunciamientos del Comité de interpretaciones (SIC e IFRIC). A la fecha de los estados financieros el Consejo Normativo de Contabilidad ha oficializado la aplicación obligatoria de las NIC de la 1 a la 41 y de las SIC de la 1 a la 33.

Los estados financieros han sido preparados de acuerdo con el principio de costo histórico, modificado por la revaluación de terrenos y edificios y la valuación a valores de mercado de las inversiones disponibles para la venta. Hasta el 31 de diciembre de 2004, los estados financieros se ajustaron para reflejar el efecto de las variaciones en el poder adquisitivo de la moneda de acuerdo con la metodología aprobada por el Consejo Normativo de Contabilidad. Esta metodología requirió la actualización de las partidas no monetarias de los estados financieros en función a su fecha de origen aplicando los Indices de precios al por mayor. Los saldos ajustados por inflación al 31 de diciembre del 2004 han sido considerados como los saldos iniciales históricos al 1 de enero del 2005. El efecto de este cambio contable ha significado que al 31 de diciembre del 2005, el total de los activos y el patrimonio neto sean menores en aproximadamente S/.11.7 millones S/.10.1 millones, respectivamente y la utilidad neta del 2005 sea menor en aproximadamente S/.1.6 millones.

La variación en el poder adquisitivo de la moneda peruana en los años 2005 y 2004, con referencia al Indice de precios al por mayor, de acuerdo con estadísticas oficiales, ha sido de 3.6% y 4.9%, respectivamente.

La preparación de los estados financieros de acuerdo con principios de contabilidad requiere el uso de ciertos estimados contables críticos. También requiere que la gerencia ejerza su juicio en el proceso de aplicación de las políticas contables de la Compañía.

El Consejo Normativo de Contabilidad a través de su resolución No.034-2005-EF/93.01 del 2 de marzo del 2005 oficializó la aplicación obligatoria, a partir del 1 de enero del 2006, de las NIC y NIIF, que se detallan a continuación:

| | | |
|---|---|---|
| NIC 1 | (revisada en 2003) | Presentación de Estados Financieros |
| NIC 2 | (revisada en 2003) | Existencias |
| NIC 8 | (revisada en 2003) | Políticas Contables, Cambios en Estimados Contables y Errores |
| NIC 10 | (revisada en 2003) | Eventos Posteriores a la Fecha del Balance General |
| NIC 16 | (revisada en 2003) | Inmuebles, Maquinaria y Equipo |
| NIC 17 | (revisada en 2003) | Arrendamientos |
| NIC 21 | (revisada en 2003) | Efectos de las Variaciones en los Tipos de Cambio |
| NIC 24 | (revisada en 2003) | Revelación sobre partes vinculadas |
| NIC 27 | (revisada en 2003) | Estados Financieros Consolidados e Individuales |
| NIC 28 | (revisada en 2003) | Inversiones en Asociadas |
| NIC 32 | (revisada en 2003) | Instrumentos Financieros: Revelación y Presentación |
| NIC 33 | (revisada en 2003) | Utilidad por Acción |
| NIC 36 | (revisada en 2004) | Deterioro de Activos |
| NIC 38 | (revisada en 2004) | Activos Intangibles |
| NIC 39 | (revisada en 2003) | Instrumentos Financieros: Reconocimiento y Medición |
| NIIF 1 | (emitida en 2004) | Adopción por primera vez de las NIIF |
| NIIF 2 | (emitida en 2004) | Pagos Basados en Acciones |
| NIIF 3 | (emitida en 2004) | Combinaciones de Negocios |
| NIIF 4 | (emitida en 2004) | Contratos de seguro |
| NIIF 5 | (emitida en 2004) | Activos no corrientes mantenidos para la venta y Operaciones Discontinuadas |

Respecto de las NIC 21 y 27 revisadas en el 2003, el Consejo Normativo de Contabilidad, tomando en consideración que se requiere de mayor estudio de los criterios técnicos sobre los que las empresas deben sustentar y establecer su moneda funcional, y teniendo en cuenta la importancia que le otorgan los dispositivos legales en el Perú a los estados financieros individuales, a través de su resolución No. 038-2005-EF /93.01 de fecha 28 de diciembre del 2005, publicada el 3 de febrero del 2006, acordó suspender la entrada en vigencia de la NIC 21 revisada en el 2003 hasta el 31 de diciembre de 2006, restituir por el mismo período la NIC 21 anterior así como las SIC 19 y 30, excepto por el tratamiento alternativo indicado en los párrafos del 20 al 22 de la referida norma; esta resolución no impide la aplicación optativa de la NIC 21 revisada en el 2003, en los términos que se indican en el artículo 3 de la resolución No.034-2005-EF/93.01. En adición se mantiene la aplicación en el Perú del método de participación patrimonial en la elaboración de los estados financieros individuales, para la valuación de las inversiones en subsidiarias y asociadas.

La Gerencia estima que la adopción de estas normas no resultará en cambios sustanciales en sus políticas contables excepto por las inversiones disponibles para venta cuyas ganancias y/o pérdidas no realizadas serán registradas en una cuenta patrimonial.

b) Estados financieros consolidados -

Los estados financieros consolidados incluyen los activos, pasivos, patrimonio neto, ingresos y gastos y flujos de efectivo de Ferreyros S.A.A. y los de sus subsidiarias, después de eliminar todos los saldos y las transacciones de importancia entre las compañías del Grupo. A continuación se presentan los principales saldos de las empresas que conforman los estados financieros consolidados al 31 de diciembre del 2005 y 2004 con indicación del porcentaje de participación que la Compañía tiene en ellas, directa o indirectamente a dicha fecha, así como información relevante al respecto:

| | | Porcentaje de partici-pación | | En miles de nuevos soles | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | | | Activos | | Patrimonio neto | | Utilidad (pérdida) neta del año | |
| **Entidad** | **Actividad** | **2005** | **2004** | **2005** | **2004** | **2005** | **2004** | **2005** | **2004** |
| Ferreyros S.A.A. | Compra-venta de Maquinaria y servicios de taller | - | - | 840,368 | 743,705 | 314,908 | 293,160 | 30,142 | 27,549 |
| Orvisa S.A. y subsidiarias | Compra y venta de maquinaria | 100.00 | 100.00 | 44,393 | 38,439 | 22,239 | 22,918 | 5,821 | 5,029 |
| Unimaq S.A. | Venta de Maquinaria y repuestos | 100.00 | 100.00 | 42,586 | 33,000 | 10.633 | 9,025 | 1,608 | 1,108 |
| Motorindustria S.A. | Servicios de Reconstrucción de piezas | 100.00 | 100.00 | 27,942 | 24,455 | 24,044 | 20,276 | 3,768 | 3,436 |
| Domingo Rodas S.A. | Crianza y venta de langostinos | 100.00 | 100.00 | 21,911 | 20,049 | 13,378 | 13,472 | 258 | 420 |
| Fiansa Sociedad Anónima | Servicios de metal mecánica | 100.00 | 100.00 | 20,707 | 16,525 | 4,823 | 6,689 | (1,866) | ( 16) |
| Depósitos Efe S.A. | Servicios de almacenaje | 100.00 | 100.00 | 2,292 | 2,501 | 2,119 | 1,640 | 479 | 344 |

Las subsidiarias son todas las entidades sobre las que la Compañía tiene el poder de gobernar sus políticas operativas y financieras generalmente por ser propietaria de más de la mitad de sus acciones con derecho a voto. Las subsidiarias se consolidan desde la fecha en que su control es transferido a la Compañía, es decir desde la fecha en que las subsidiarias fueron constituidas por la Compañía. Estas no se consolidan desde la fecha en la que el control cesa.

Los activos, pasivos, patrimonio neto, ingresos y gastos de los patrimonios fideicometidos no han sido incluidos en los estados financieros consolidados debido a que la Gerencia de la Compañía considera que dichos patrimonios fideicometidos vencen en los próximos años y por lo tanto su efecto en los estados financieros consolidados no es significativo. Los estados financieros pro-forma incluyendo la consolidación de los patrimonios fideicometidos al 31 de diciembre del 2004 se muestran en la Nota 26.

c) Estimados y criterios contables críticos -

El proceso de preparación de los estados financieros requiere que la Gerencia lleve a cabo estimaciones y supuestos para la determinación de los saldos de los activos y pasivos, el monto de las contingencias y el reconocimiento de los ingresos y gastos. Si estas estimaciones y supuestos, que se basan en el mejor criterio de la Gerencia, varían como resultado de cambios en las premisas en las que se sustentaron, los correspondientes saldos de los estados financieros se corrigen en la fecha en la que el cambio en las estimaciones y supuestos se produce. Las principales estimaciones relacionadas con los estados financieros se refieren a la provisión para cobranza por deterioro, provisión por desvalorización de existencias, provisión para fluctuación de inversiones en valores, depreciación de los bienes del activo fijo, la amortización de otros activos y la determinación del impuesto a la renta y la participación de los trabajadores (corrientes y diferidos).

d) Traducción de moneda extranjera -

Moneda de medición y de presentación:

Las partidas incluidas en los estados financieros de la Compañía se expresan en la moneda del ambiente económico primario donde opera la entidad (moneda de medición). Los estados financieros consolidados se presentan en nuevos soles, que es la moneda de medición y la moneda de presentación de la Compañía.

Transacciones y saldos:

Las transacciones en moneda extranjera se traducen a la moneda de medición usando los tipos de cambio vigentes a las fechas de las transacciones.

Las ganancias y pérdidas por diferencias en cambio que resultan a la fecha del cobro o del pago de tales transacciones y de la traducción a los tipos de cambio al cierre del año de activos y pasivos monetarios denominados en moneda extranjera se reconocen en el estado de ganancias y pérdidas.

e) Instrumentos financieros -

Los instrumentos financieros corresponden a los contratos que dan lugar, simultáneamente, a un activo financiero en una empresa y a un pasivo financiero o a un instrumento de capital en otra empresa. En el caso de la Compañía, los instrumentos financieros corresponden a instrumentos primarios como son las cuentas por cobrar, las cuentas por pagar y el endeudamiento.

La Compañía clasifica sus instrumentos financieros como préstamos y cuentas por cobrar y activos financieros disponibles para la venta. La Gerencia determina la clasificación de sus instrumentos financieros en la fecha de su reconocimiento inicial y reevalúa esta clasificación a la fecha de cada cierre.

i) Préstamos y cuentas por cobrar -

Los préstamos y las cuentas por cobrar son activos financieros no derivados con pagos fijos o determinables que no son cotizados en un mercado activo. Surgen cuando la Compañía provee dinero, bienes o servicios directamente a un deudor sin intención de negociar la cuenta por cobrar. Se incluyen en el activo corriente, salvo por los de vencimientos mayores a 12 meses después de la

fecha del balance general. Estos últimos se clasifican como activos no corrientes. Los préstamos y las cuentas por cobrar se incluyen en cuentas por cobrar comerciales y cuentas por cobrar diversas en el balance general consolidado (Nota 2-g).

ii) Activos financieros disponibles para la venta -

Los activos financieros disponibles para la venta son activos financieros patrimoniales no derivados que se designan en esta categoría. Estos activos se muestran como activos no corrientes a menos que la Gerencia tenga intención expresa de vender la inversión dentro de los 12 meses contados a partir de la fecha del balance general. Las inversiones disponibles para la venta son inicialmente registradas al costo de adquisición y subsecuentemente son valuadas a su valor razonable. El valor razonable de las acciones cotizadas es determinado de acuerdo con su cotización bursátil. La utilidad o pérdida es registrada en los resultados del ejercicio. Los dividendos recibidos son registrados en los resultados del ejercicio.

Las compras y ventas de inversiones se reconocen a la fecha de la negociación, fecha en la que la Compañía se compromete a comprar o vender el activo. Las inversiones se reconocen inicialmente a su valor razonable más los costos de transacción. Las inversiones se dejan de reconocer cuando los derechos a recibir flujos de efectivo de las inversiones han expirado o han sido transferidos y la Compañía ha transferido sustancialmente todos los riesgos y beneficios derivados de su propiedad.

La Compañía evalúa a cada fecha del balance general si existe evidencia objetiva de la desvalorización de un activo financiero o grupo de activos financieros.

Los instrumentos financieros se clasifican como de pasivo o de capital de acuerdo con la sustancia del acuerdo contractual que les dio origen. Los intereses, los dividendos, las ganancias y las pérdidas generadas por un instrumento financiero clasificado como de pasivo, se registran como gastos o ingresos en el estado de ganancias y pérdidas. Los pagos a los tenedores de los instrumentos financieros registrados como de capital, se registran directamente en el patrimonio neto. Los instrumentos financieros se compensan cuando la Compañía tiene el derecho legal de compensarlos y la Gerencia tiene la intención de cancelarlos sobre una base neta, o de realizar el activo y cancelar el pasivo simultáneamente.

La Gerencia estima que los valores en libros de los instrumentos financieros de la Compañía (activos y pasivos corrientes, préstamos y deuda a largo plazo) al 31 de diciembre del 2005 y 2004 no difiere significativamente de sus valores razonables, por lo que, la revelación de dicha información no es relevante para una adecuada interpretación de la situación financiera de la Compañía a esas fechas. Las políticas contables sobre el reconocimiento y valuación de estas partidas se revelan en las respectivas políticas contables descritas en esta Nota.

f) Efectivo y equivalentes de efectivo -

El efectivo y equivalentes de efectivo comprenden el efectivo disponible, los depósitos a la vista y cuentas corrientes en bancos.

g) Cuentas por cobrar comerciales y cuentas por cobrar diversas -

Las cuentas por cobrar se reconocen a su valor razonable menos la provisión por deterioro. La provisión por deterioro de las cuentas por cobrar se establece cuando existe evidencia objetiva de que la Compañía no podrá cobrar todos los montos vencidos de acuerdo a los términos originales de las cuentas por cobrar. El monto de la provisión se reconoce en el estado de ganancias y pérdidas.

h) Operaciones de titulización -

La Compañía realizó operaciones de titulización mediante las cuales transfirió facturas y letras de cambio por cobrar a patrimonios en fideicomiso administrados por una sociedad titulizadora local. La transferencia de estas cuentas por cobrar es efectuada aplicando un factor de descuento para las facturas, y al valor presente para las letras de cambio, a efectos de determinar el valor de venta. En el 2005 y 2004, la Compañía ha reconocido un gasto producto de la transferencia de facturas con descuento por S/.0.5 millones y S/.2.2 millones, respectivamente, que se incluyen en el rubro Gastos financieros del estado consolidado de ganancias y pérdidas.

i) Existencias -

Las existencias se registran al costo o a su valor de reposición el que resulte menor, sobre la base del método de promedio ponderado, excepto por las máquinas, motores y automotores que se registran por el método de identificación específica. El costo de las existencias excluye los gastos de financiamiento y las diferencias en cambio. Las existencias por recibir se registran al costo por el método de identificación específica. El valor neto de realización es el precio de venta estimado en el curso normal de las operaciones del negocio, menos los gastos necesarios para la venta.

j) Inmuebles, maquinaria y equipo y depreciación -

Los terrenos y edificios comprenden las plantas, locales de venta y oficinas. Los terrenos y edificios se muestran a su valor razonable, sobre la base de tasaciones periódicas, por tasadores independientes, menos la depreciación subsiguiente de los edificios. Cualquier depreciación acumulada a la fecha de la revaluación se elimina contra el valor bruto en libros del activo y el monto neto se ajusta al monto revaluado del activo. Las demás partidas de la cuenta inmuebles, maquinaria y equipo se registran al costo histórico menos su depreciación. El costo histórico incluye los desembolsos directamente atribuibles a la adquisición de estas partidas.

Los costos subsecuentes atribuibles a los bienes del activo fijo que incrementen la capacidad original de los bienes se capitalizan, los demás costos se reconocen en resultados.

Los terrenos no se deprecian. La depreciación de los otros activos se calcula por el método de línea recta para asignar su costo o su monto revaluado menos su valor residual durante el estimado de su vida útil como sigue:

| | Años |
|---|---|
| Edificios y otras construcciones | 33 |
| Instalaciones | 10 |
| Maquinaria y equipo | 5 y 10 |
| Maquinaria y equipo, flota de alquiler | (*) |
| Unidades de transporte | 5 |
| Unidades de transporte, flota de alquiler | (*) |
| Muebles y enseres | 4 y 10 |

(*) En función a horas - máquina utilizadas.

Los valores residuales y la vida útil de los activos se revisa y ajustan, de ser necesario, a la fecha de cada balance general.

El valor en libros de un activo se castiga inmediatamente a su valor recuperable si el valor en libros del activo es mayor que el estimado de su valor.

Las ganancias y pérdidas por la venta de activos corresponden a la diferencia entre los ingresos de la transacción y el valor en libros de los activos. Estas se incluyen en el estado consolidado de ganancias y pérdidas.

k) Alquiler de maquinaria, equipo y unidades de transporte -

La maquinaria, equipo y unidades de transporte arrendados a terceros a través de contratos de arrendamiento operativo se muestran en el rubro Inmuebles, maquinaria y equipo del balance general, calculándose su correspondiente depreciación en función a horas-máquina utilizadas. Cuando vence el respectivo contrato, estos activos son transferidos al rubro Existencias para su acondicionamiento para una posterior venta o alquiler; en este último caso, son transferidos al rubro Inmuebles, maquinaria y equipo. El ingreso por alquileres se reconoce en función a las horas-máquina utilizadas mensualmente durante el plazo del contrato.

l) Contratos de arrendamiento -

Los contratos de arrendamiento de maquinarias y equipos se registran de acuerdo con el método financiero, registrándose el monto del arrendamiento como un activo y una obligación, y cargándose a resultados los correspondientes gastos financieros y la depreciación de los activos, en el período en que se devengan. La depreciación de estos bienes es calculada por el método de horas-máquina utilizadas.

m) Intangibles -

Los costos que están directamente asociados con programas de computación que brindarán beneficios económicos futuros mayores que su costo en más de un año, se reconocen como activos intangibles y se muestran incluidos en el rubro Otros activos en el balance general. Estos costos se amortizan por el método de línea recta en el estimado de su vida útil que es de 4 años.

n) Deudas a largo plazo y préstamos bancarios -

La deuda a largo plazo y préstamos bancarios se reconocen inicialmente a su valor razonable, neto de los costos de la transacción incurridos; posteriormente, se registran a su costo amortizado. Cualquier diferencia entre los fondos recibidos (neto de los costos de transacción) y el valor de redención se reconoce en el estado consolidado de ganancias y pérdidas durante el periodo de vigencia del préstamo y/o de las obligaciones emitidas usando el método del interés efectivo.

o) Impuesto a la renta -

El impuesto a la renta corriente se determina y registra de acuerdo con la legislación tributaria aplicable a la Compañía.

El impuesto a la renta diferido se provisiona en su totalidad, usando el método del pasivo, sobre las diferencias temporales que surgen entre las bases tributarias de activos y pasivos y sus respectivos valores mostrados en los estados financieros. El impuesto a la renta diferido se determina usando tasas tributarias que han sido promulgadas a la fecha del balance general y que se espera serán aplicables cuando el impuesto a la renta diferido activo se realice o el impuesto a la renta pasivo se pague. Las principales diferencias temporales identificadas se resumen en la Nota 8.

Los impuestos a la renta diferidos activos se reconocen en la medida que sea probable que se produzcan beneficios tributarios futuros contra los que se puedan usar las diferencias temporales.

p) Participación en las utilidades -

La Compañía reconoce un pasivo y un gasto por participación de los trabajadores en las utilidades sobre la base del 8% de la materia imponible determinada de acuerdo con la legislación tributaria vigente.

q) Provisiones -

Las provisiones para demandas legales se reconocen cuando la Compañía tiene una obligación presente legal o asumida como resultado de eventos pasados, es más que probable que se requerirá de la salida de recursos para pagar la obligación y el monto ha sido estimado confiablemente. No se reconoce provisiones para futuras pérdidas operativas.

Cuando existen varias obligaciones similares, la probabilidad de que se requiera de salidas de recursos para su pago se determina considerando la clase de obligación como un todo. Se reconoce una provisión aun cuando la probabilidad de la salida de recursos respecto de cualquier partida específica incluida en la misma clase de obligaciones sea muy pequeña.

r) Distribución de dividendos -

La distribución de dividendos a los accionistas de la Compañía se reconoce como pasivo en los estados financieros en el periodo en el que los dividendos son aprobados por los accionistas.

s) Contingencias -

Los pasivos contingentes no se reconocen en los estados financieros y se exponen en notas a los estados financieros a menos que su ocurrencia sea remota. Los activos contingentes no se reconocen en los estados financieros y se revelan sólo si es probable su realización.

t) Utilidad básica por acción -

La utilidad por acción básica se calcula dividiendo la utilidad neta, entre el promedio ponderado de las acciones comunes en circulación a la fecha de los estados financieros. Las acciones que se deban anular o emitir por la reexpresión del capital social por el ajuste por inflación de los estados financieros, constituyen una división de acciones y, por lo tanto, para el cálculo del promedio ponderado del número de acciones se considera que esas acciones siempre estuvieron anuladas o en circulación, respectivamente.

Al 31 de diciembre del 2005 y 2004, la Compañía no tiene instrumentos financieros con efecto dilutivo, por lo que la utilidad básica y diluida es la misma.

u) Reconocimiento de ingresos por venta -

Los ingresos comprenden el valor razonable de los ingresos por venta de servicios, neto de impuestos a las ventas, rebajas y descuentos. Los ingresos se reconocen como sigue:

- Los ingresos por venta de máquinas, motores, automotores y repuestos se reconocen cuando se transfieren al comprador todos los riesgos y beneficios inherentes a la propiedad de los mismos.

- Los ingresos por servicios de mantenimiento y reparación y alquiler de maquinaria y equipo se reconocen en el ejercicio en que se prestan los servicios correspondientes.

Otros ingresos de la Compañía se reconocen de la siguiente manera:

- Ingresos por intereses de financiamiento de ventas a plazo: sobre la base del devengado.
- Ingresos por comisiones de pedido directo: cuando el proveedor atiende el pedido.
- Ingresos por intereses financieros: sobre la base del rendimiento efectivo.
- Ingresos por dividendos: cuando se establece el derecho de la Compañía de recibir su pago.

v) Administración de riesgos financieros -

Las actividades de la Compañía la exponen a una variedad de riesgos financieros cuyos potenciales efectos adversos son permanentemente evaluados por el Directorio y la Gerencia de la Compañía, a efectos de minimizarlos. A continuación se presentan los riesgos financieros a los que está expuesta la Compañía:

Riesgo de tipo de cambio: Tanto las ventas como las compras y gastos operativos son sustancialmente efectuadas por la Compañía en dólares estadounidenses, reduciendo así el riesgo de verse afectada por las variaciones en los tipos de cambio en relación con el nuevo sol.

Riesgo de tasa de interés: Los ingresos y los flujos de caja operativos de la Compañía son sustancialmente independientes de los cambios en las tasas de interés del mercado. Adicionalmente, la Gerencia de la Compañía obtiene financiamiento a tasas de interés fijas y variables, las mismas que son pactadas de acuerdo a las condiciones de mercado.

Riesgo de crédito: La Compañía no tiene riesgos significativos de concentración de crédito, habiendo establecido políticas para asegurar que la venta de bienes y servicios se efectúan a clientes con adecuada historia de crédito. En forma adicional, la Compañía establece garantías sobre los bienes vendidos y, cuando es aplicable, garantías adicionales.

Riesgo de liquidez: La administración prudente del riesgo de liquidez implica mantener suficiente efectivo y equivalentes de efectivo y la posibilidad de comprometer y/o tener comprometido financiamiento a través de una adecuada cantidad de fuentes de crédito. La Compañía suele mantener adecuados niveles de efectivo y equivalentes de efectivo y de líneas de crédito disponibles, debido a la política de diversificación de sus fuentes de financiamiento.

## 3 SALDOS EN MONEDA EXTRANJERA

Los saldos en moneda extranjera al 31 de diciembre se resumen como sigue:

| | 2005<br>US$000 | 2004<br>US$000 |
|---|---|---|
| **Activo** | | |
| Caja y bancos | 3,726 | 8,640 |
| Cuentas por cobrar comerciales | 85,343 | 44,798 |
| Otras cuentas por cobrar | 3,861 | 17,062 |
| | 92,930 | 70,500 |
| **Pasivo** | | |
| Sobregiros y préstamos bancarios | 23,040 | 9,703 |
| Cuentas por pagar comerciales | 34,811 | 41,909 |
| Otras cuentas por pagar | 7,708 | 3,707 |
| Deudas a largo plazo | 88,138 | 79,670 |
| | 153,697 | 134,989 |
| **Pasivo neto** | 60,767 | 64,489 |

Al 31 de diciembre del 2005, los tipos de cambio utilizados por la Compañía para el registro de los saldos en moneda extranjera han sido de S/.3.429 y de S/.3.431 por US$1 para los activos y pasivos, respectivamente (al 31 de diciembre del 2004, S/.3.280 y S/.3.283 por US$1 para los activos y pasivos, respectivamente).

Al 31 de diciembre del 2005, la Compañía registró una pérdida neta por diferencia en cambio por S/.10.8 millones (ganancia neta por diferencia en cambio de S/.11.4 millones en el 2004, que se muestra incluida en el Resultado por exposición a la inflación en el estado consolidado de ganancias y pérdidas).

## 4 CAJA Y BANCOS

Al 31 de diciembre este rubro comprende:

| | 2005<br>S/.000 | 2004<br>S/.000 |
|---|---|---|
| Depósitos a plazo | 1,028 | 15,416 |
| Cuentas corrientes | 15,077 | 14,602 |
| Fondo fijo | 1,084 | 1,784 |
| | 17,189 | 31,802 |

Los depósitos a plazo en moneda extranjera son de vencimiento corriente y generan intereses a tasas promedio de mercado.

## 5 CUENTAS POR COBRAR COMERCIALES

Al 31 de diciembre este rubro comprende:

| | 2005 | | | 2004 | | |
|---|---|---|---|---|---|---|
| | Corriente<br>S/.000 | Largo plazo<br>S/.000 | Total<br>S/.000 | Corriente<br>S/.000 | Largo plazo<br>S/.000 | Total<br>S/.000 |
| Facturas y letras | 318,438 | 45,432 | 363,870 | 212,577 | 37,457 | 250,034 |
| Intereses diferidos | ( 11,083) | ( 3,897) | ( 14,980) | ( 7,433) | ( 4,253) | ( 11,686) |
| Provisión para cuentas de cobranza dudosa | ( 47,632) | - | ( 47,632) | ( 81,849) | - | ( 81,849) |
| | 259,723 | 41,535 | 301,258 | 123,295 | 33,204 | 156,499 |

Las cuentas por cobrar comerciales se encuentran garantizadas con las existencias vendidas y, en algunos casos, dependiendo de la importancia de la transacción, se solicitan garantías adicionales. Dichas cuentas por cobrar no devengan intereses, con excepción de las letras por cobrar que devengan un interés anual y comisión de cobranza entre 14% y 16%.

Al 31 de diciembre del 2005, cuentas por cobrar comerciales por US$4.1 millones y letras en cobranza en un banco local por US$523,000 se encuentran en garantía de pagarés otorgados por Caterpillar Financial Services (Nota 13).

El movimiento anual de la provisión para cuentas de cobranza dudosa fue el siguiente:

| | 2005<br>S/.000 | 2004<br>S/.000 |
|---|---|---|
| Saldo inicial | 81,849 | 81,079 |
| Adiciones del año | 7,533 | 15,369 |
| Aplicaciones por anulaciones de ventas | ( 608) | ( 185) |
| Castigos | ( 42,853) | ( 4,332) |
| Diferencia en cambio y/o resultado por exposición a la inflación | 3,358 | ( 7,650) |
| Otros ajustes | ( 1,647) | ( 2,432) |
| Saldo final | 47,632 | 81,849 |

El detalle de la antigüedad de las cuentas por cobrar es el siguiente:

| | 2005<br>S/.000 | 2004<br>S/.000 |
|---|---|---|
| Vigentes | 298,042 | 146,876 |
| Vencidas hasta 30 días | 11,502 | 8,961 |
| Vencidas de 31 a 90 días | 54,326 | 94,197 |
| | 363,870 | 250,034 |

Las cuentas por cobrar vencidas mayores a 180 días al 31 de diciembre del 2005 y del 2004, tienen una provisión para cuentas de cobranza dudosa de S/.47.6 millones y S/.81.8 millones, respectivamente.

## 6 OTRAS CUENTAS POR COBRAR

Al 31 de diciembre este rubro comprende:

| | 2005<br>S/.000 | 2004<br>S/.000 |
|---|---|---|
| Cuentas por cobrar a los patrimonios en fideicomiso (Nota 26) | - | 52,856 |
| SVC Inversiones S.A.C. | - | 5,683 |
| Crédito fiscal del impuesto general a las ventas | 5,271 | 3,511 |
| Obras de Ingeniería S.A. | 1,983 | 2,298 |
| Cuentas por cobrar al personal | 2,327 | 2,874 |
| CAT Américas | 2,497 | - |
| Reintegros tributarios | 1,282 | 1,360 |
| Reintegros por derechos aduaneros | 784 | 910 |
| Reclamos a terceros | 1,154 | 116 |
| Letras por cobrar | 941 | 617 |
| Adelanto a proveedores | 593 | 726 |
| Diversas | 5,087 | 7,936 |
| | 21,919 | 78,887 |
| Provisión para cuentas de cobranza dudosa | ( 3,314) | ( 8,774) |
| | 18,605 | 70,113 |

El movimiento anual de la provisión para cuentas de cobranza dudosa fue el siguiente:

| | 2005<br>S/.000 | 2004<br>S/.000 |
|---|---|---|
| Saldo inicial | 8,774 | 6,492 |
| Adiciones del año | 892 | 2,499 |
| Castigos | ( 5,683) | - |
| Diferencia en cambio y/o resultado por exposición a la inflación | ( 669) | ( 217) |
| Saldo final | 3,314 | 8,774 |

## 7 EXISTENCIAS

Al 31 de diciembre este rubro comprende:

| | 2005 S/.000 | 2004 S/.000 |
|---|---|---|
| Máquinas, motores y automotores | 145,782 | 98,732 |
| Repuestos | 97,590 | 70,722 |
| Servicios de taller en proceso | 21,043 | 25,063 |
| Mercadería | 13,958 | 12,301 |
| Productos en proceso | 5,506 | 2,883 |
| Materias primas y material de empaque | 6,152 | 4,750 |
| Existencias por recibir | 26,884 | 38,711 |
| | 316,915 | 253,162 |
| Provisión para desvalorización de existencias | ( 19,218) | ( 14,424) |
| | 297,697 | 238,738 |

El movimiento anual de la provisión para desvalorización de existencias fue el siguiente:

| | 2005 S/.000 | 2004 S/.000 |
|---|---|---|
| Saldo inicial | 14,424 | 13,997 |
| Adiciones del año | 11,418 | 9,854 |
| Aplicaciones por ventas | ( 6,624) | ( 8,600) |
| Castigos | - | ( 827) |
| Saldo final | 19,218 | 14,424 |

## 8 IMPUESTO A LA RENTA Y PARTICIPACION DE LOS TRABAJADORES DIFERIDOS

Al 31 de diciembre del 2005 y 2004 el saldo está compuesto por:

| | 2005 S/.000 | 2004 S/.000 |
|---|---|---|
| Impuesto a la renta | 8,940 | 5,563 |
| Participación de los trabajadores | 2,361 | 1,485 |
| Saldo al 31 de diciembre | 11,301 | 7,048 |

Las partidas temporales que dan origen al impuesto a la renta y participación de los trabajadores diferidos activo son las siguientes:

| | Al 31 de diciembre del 2004 S/.000 | Adiciones y reversiones del año 2005 S/.000 | Al 31 de diciembre del 2005 S/.000 |
|---|---|---|---|
| Provisión para desvalorización de existencias | ( 5,497) | ( 4,958) | ( 10,455) |
| Diferencias en tasas de depreciación | ( 4,131) | 1,774 | ( 2,357) |
| Otras provisiones | ( 3,977) | ( 4,398) | ( 8,375) |
| Resultado por exposición a la inflación de existencias, terrenos e inversiones | ( 3,782) | 1,690 | ( 2,092) |
| Participación patrimonial en patrimonios fideicometidos | 142 | ( 142) | - |
| Provisión para vacaciones | ( 1,657) | ( 103) | ( 1,760) |
| Intangibles de duración limitada | 180 | ( 43) | 137 |
| Ganancias por ventas diferidas, neto | 3,853 | 502 | 4,355 |
| Operaciones de arrendamiento financiero | 1,714 | ( 530) | 1,184 |
| Van: | ( 13,155) | ( 6,208) | ( 19,363) |

| | Al 31 de diciembre del 2004 S/.000 | Adiciones y reversiones del año 2005 S/.000 | Al 31 de diciembre del 2005 S/.000 |
|---|---|---|---|
| Vienen: | ( 13,155) | ( 6,208) | ( 19,363) |
| Revaluación de terrenos | 6,107 | 1,955 | 8,062 |
| Impuesto a la renta y participación diferida | ( 7,048) | ( 4,253) | ( 11,301) |

| | 2005 S/.000 | 2004 S/.000 |
|---|---|---|
| Total al final del año | 11,301 | 7,048 |
| Total al inicio del año | 7,048 | 5,816 |
| | 4,253 | 1,232 |
| Abono a resultados del año: | | |
| Participación de los trabajadores | 1,136 | 279 |
| Impuesto a la renta | 4,255 | 1,489 |
| Cargo a patrimonio, neto | ( 1,955) | - |
| Ajuste | 817 | ( 536) |
| | 4,253 | 1,232 |

La Gerencia estima que, sobre la base de sus proyecciones, el saldo deudor del impuesto a la renta y participación de los trabajadores diferidos, será recuperado a través de su aplicación al impuesto a la renta y participación de los trabajadores que resulte de la utilidad de los próximos años.

## 9 INVERSIONES EN VALORES

Al 31 de diciembre del 2005 y del 2004, este rubro comprende:

| | Cantidad | | Participación en el capital | Valor nominal unitario | Valores en libros | |
|---|---|---|---|---|---|---|
| | 2005 | 2004 | % | | 2005 S/.000 | 2004 S/.000 |
| **Acciones comunes -** | | | | | | |
| Cotizadas en bolsa: | | | | | | |
| La Positiva Seguros y Reaseguros S.A. | 11,247,007 | 11,247,007 | 13.79 | S/.1 | 13,607 | 12,837 |
| No cotizadas en bolsa: | | | | | | |
| Otras | | | | | 1,473 | 1,484 |
| | | | | | 15,080 | 14,321 |
| **Patrimonios en fideicomisos (Nota 26) -** | | | | | | |
| Inversión | | | | | - | 985 |
| Participación patrimonial | | | | | 306 | 362 |
| | | | | | 306 | 1,347 |
| **Otras inversiones -** | | | | | | |
| Bonos de titulización - Cosapi S.A. | | | | | 2,363 | 3,948 |
| | | | | | 17,749 | 19,616 |

Los bonos de titulización - Cosapi S.A. corresponde al canje de una acreencia por bonos de titulización emitidos por una sociedad titulizadora, que se redimen mensualmente hasta octubre del 2006.

## 10 INMUEBLES, MAQUINARIA Y EQUIPO

El movimiento del rubro Inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada por el año terminado el 31 de diciembre del 2005, es el siguiente:

| | Saldos Iniciales S/.000 | Adiciones al costo y/o aplicadas a resultados S/.000 | Deducciones S/.000 | Transferencias S/.000 | Otros cambios S/.000 | Saldos finales S/.000 |
|---|---|---|---|---|---|---|
| **Costo -** | | | | | | |
| Terrenos | 52,263 | 34 | ( 514) | - | 5,547 | 57,330 |
| Edificios y otras construcciones | 96,365 | 621 | ( 175) | 8,656 | ( 4) | 105,463 |
| Instalaciones | 20,142 | 633 | - | (6,431) | 4 | 14,348 |
| Maquinaria y equipo | 142,924 | 2,311 | ( 10,988) | ( 13,899) | ( 122) | 120,226 |
| Maquinaria y equipo, flota de alquiler | 85,640 | 22,672 | ( 1,511) | ( 29,336) | - | 77,465 |
| Unidades de transporte | 8,728 | 1,662 | ( 1,132) | 20 | ( 32) | 9,246 |
| Muebles y enseres | 34,314 | 2,174 | ( 114) | ( 109) | ( 36) | 36,229 |
| Trabajos en curso | 3,434 | 2,912 | - | ( 3,349) | | 2,997 |
| | 443,810 | 33,019 | ( 14,434) | ( 44,448) | 5,357 | 423,304 |
| **Depreciación acumulada -** | | | | | | |
| Edificios y otras construcciones | 30,216 | 3,046 | ( 46) | 4,997 | 80 | 38,293 |
| Instalaciones | 11,824 | 638 | - | ( 5,046) | - | 7,416 |
| Maquinaria y equipo | 93,972 | 14,586 | ( 4,585) | ( 16,476) | 3 | 87,500 |
| Maquinaria y equipo, flota de alquiler | 20,535 | 13,768 | ( 101) | ( 14,050) | 84 | 20,236 |
| Unidades de transporte | 7,561 | 559 | ( 992) | ( 121) | ( 24) | 6,983 |
| Muebles y enseres | 26,396 | 2,526 | ( 60) | ( 3) | ( 96) | 28,763 |
| | 190,504 | 35,123 | ( 5,784) | ( 30,699) | 47 | 189,191 |
| Provisión para desvalorización de inmueble | - | ( 7,954) | | | | ( 7,954) |
| **Costo neto** | 253,306 | | | | | 226,159 |

Al 31 de diciembre del 2005, la Compañía efectuó una tasación de sus terrenos por un perito independiente aplicando el método de evaluación directa de acuerdo con lo dispuesto por el Reglamento General de Tasaciones, lo que originó una revaluación de sus activos por S/.5.5 millones, neto de su efecto tributario de S/.1.9 millones. Asimismo, la Compañía reconoció un débito a resultados por la desvalorización de un inmueble como consecuencia de la comparación con el valor de tasación efectuada por un perito independiente por S/.7.9 millones (Nota 22).

Ciertas maquinarias y equipos se encuentran garantizando préstamos bancarios a largo plazo al 31 de diciembre del 2005 (Nota 13) en favor de Caterpillar Financial Services por US$3.7 millones. En forma adicional, se han constituido hipotecas sobre inmuebles de la Compañía por US$11.7 millones en garantía de pagarés por US$11.5 millones otorgadas por la misma institución.

Al 31 de diciembre del 2005, el rubro de maquinaria y equipo de la flota de alquiler incluye costo y depreciación por S/.4.6 millones y S/.0.8 millones, respectivamente (S/.8.4 millones y S/.1.3 millones al 31 de diciembre del 2004, respectivamente) relacionado con contratos de arrendamiento financiero, por los cuales se había ejercido la opción de compra en ejercicios anteriores.

## 11 SOBREGIROS Y PRESTAMOS BANCARIOS

Al 31 de diciembre este rubro comprende:

| | 2005<br>S/.000 | 2004<br>S/.000 |
|---|---|---|
| Sobregiros bancarios | 2,158 | 1,278 |
| Préstamos bancarios en moneda extranjera: | | |
| Banco de Crédito del Perú | 30,770 | 3,477 |
| Citibank | 19,900 | - |
| BBVA Banco Continental | 18,785 | 7,221 |
| Banco Internacional del Perú | 4,460 | 10,405 |
| Standard Chartered | - | 12,516 |
| Sudamericano | 2,901 | - |
| Wiese | 2,395 | - |
| Otros | - | 225 |
| | 79,211 | 33,844 |
| | 81,369 | 35,122 |

Los préstamos bancarios corresponden a créditos obtenidos para financiar capital de trabajo e importaciones. Estos saldos son de vencimiento corriente, devengan intereses anuales a tasas fijas que fluctúan entre 3.9% a 8% y a tasa Libor más 2.0% y no cuentan con garantías específicas.

## 12 CUENTAS POR PAGAR COMERCIALES

Este rubro comprende al 31 de diciembre:

| | 2005<br>S/.000 | 2004<br>S/.000 |
|---|---|---|
| Facturas | 94,722 | 67,799 |
| Letras | 30,345 | 73,296 |
| | 125,067 | 141,095 |

Al 31 de diciembre del 2005, los saldos de facturas y letras por pagar incluyen principalmente cuentas por pagar a Caterpillar Americas Co. por US$16.5 millones y U$5.6 millones, respectivamente (US$15.4 millones y US$22.1 millones, respectivamente al 31 de diciembre del 2004) que generan intereses a tasas anuales que fluctúan entre 3.65% y 3.94%, más una comisión de 0.785%.

## 13 DEUDAS A LARGO PLAZO

Al 31 de diciembre del 2005 y del 2004, este rubro comprende:

| Nombre del acreedor | Clase de obligación | Vencimiento | Importe autorizado/ utilizado US$000 | Saldos pendientes de pago Total 2005 US$000 | Total 2004 US$000 | Total 2005 S/.000 | Total 2004 S/.000 | Corriente 2005 S/.000 | Corriente 2004 S/.000 | No corriente 2005 S/.000 | No corriente 2004 S/.000 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Caterpillar Financial Services<br>Pagarés a la tasa de interés anual de Libor más 3.25% y a tasa de interés anual de 7.0% con garantía de cuentas por cobrar e inmuebles, maquinaria y equipo | Pagarés | Trimestral y semestral hasta el 2010 | 60,000/ (1)<br>12,434 | 12,434 | 27,461 | 42,662 | 90,156 | 8,293 | 16,930 | 34,369 | 73,226 |
| Bonos Ferreyros<br>Bonos emitidos Cuarta emisión en Serie B y C y primera emisión del primer programa de Bonos Corporativos Serie A y B que devengan intereses anuales de 4.5% a 6.3%, con garantía del patrimonio de la Compañía. Asimismo, tercera y cuarta emisión del primer programa de Bonos corporativos Serie A que devengan intereses anuales de 6.1% y 5.8%, respectivamente. | Bonos Corporativos | Hasta octubre del 2010 | 65,000/ (3)<br>55,000 | 55,000 | 45,000 | 188,705 | 147,735 | 51,465 | 49,245 | 137,240 | 98,490 |
| Instituciones financieras locales y del exterior<br>Pagarés en moneda extranjera con instituciones locales a la tasa de interés anual entre 4% y 9.51% y del exterior con tasa de interés efectiva Libor más 4.5%. | Pagarés | Mensual y trimestral hasta el 2008 | 23,628<br>19,504 | 19,504 | 6,133 | 66,920 | 20,136 | 29,070 | 8,094 | 37,850 | 12,042 |
| Pagarés en moneda nacional con instituciones locales a tasa de interés anual de 6.5% | Pagarés | Hasta enero del 2009 | - | - | - | 5,048 | - | 1,441 | - | 3,607 | - |
| Leasing de maquinaria y vehiculos a tasas de interés anual entre 7% y 11.58% | Leasing | Mensual hasta mayo del 2009 | 809<br>593 | 593 | - | 2,034 | - | 1,003 | - | 1,031 | - |
| Caterpillar Brasil S.A.<br>Letras por pagar a tasas de interés anual de 4.625% a 6.25%, con aval de banco local. | Letras hasta el 2005 | Trimestral | 5,000/ (2)<br>256 | - | 256 | - | 840 | - | 840 | - | - |
| Agco do Brasil S.A.<br>Letras por pagar a tasas de interés anual de 4.56% a 6.375%, con aval de banco local. | Letras | Semestral hasta el 2005 | 5,000/ (2)<br>492 | - | 492 | - | 1,614 | - | 1,614 | - | - |
| Varios<br>Comprende diversos préstamos y créditos por importación a diversas tasas de interés. | Varios | Semestral hasta el 2008 | | 122 | 328 | 419 | 1,076 | 179 | 672 | 240 | 404 |
| | | | | 87,653 | 79,670 | 305,788 | 261,557 | 91,451 | 77,395 | 214,337 | 184,162 |

(1) Corresponde a una línea de crédito en conjunto.
(2) Corresponde a una línea de aval en conjunto de banco local.
(3) Incluye US$50 millones y US$15 millones del primer programa y cuarta emisión, respetiivamente.

El cronograma de pagos del total de la deuda, neto de intereses, al 31 de diciembre del 2005 en dólares estadounidenses y en nuevos soles a esa fecha, es como sigue:

| Años | Préstamos en moneda extranjera | | Préstamos en moneda nacional | Total |
|---|---|---|---|---|
| | US$000 | S/.000 | S/.000 | S/.000 |
| 2006 | 26,234 | 90,010 | 1,441 | 91,451 |
| 2007 | 26,258 | 90,092 | 1,671 | 91,763 |
| 2008 | 25,120 | 86,187 | 1,782 | 87,969 |
| 2009 | 4,944 | 16,963 | 154 | 17,117 |
| 2010 | 5,097 | 17,488 | - | 17,488 |
| | 87,653 | 300,740 | 5,048 | 305,788 |

En el año 2005 se ha colocado en el mercado la serie A de la tercera y cuarta emisión del Programa de Bonos Corporativos por un total de US$25 millones. Por Resolución de Gerencia General de CONASEV No.028-2004-EF/94.11, del 16 de marzo del 2004, se aprobó el Trámite anticipado e inscripción en el Registro Público del Mercado de Valores, del Primer Programa de Bonos Corporativos Ferreyros que permite la emisión de Bonos Corporativos hasta por un monto máximo de US$50 millones.

## 14 PATRIMONIO NETO

a) Capital -

Al 31 de diciembre del 2005, el capital autorizado, suscrito y pagado asciende a S/.266,178,000, formalizado mediante escritura pública y representado por 241,980,000 acciones comunes de un valor nominal de S/.1.10 cada una, de las cuales 86.54% pertenecen a inversionistas nacionales y 13.46% a extranjeros.

En Junta General Ordinaria de Accionistas del 22 de marzo del 2005 se aprobó aumentar el capital social en S/.26.4 millones, mediante la capitalización del ajuste por reexpresión del capital social, reserva legal, excedente de revaluación y resultados acumulados.

Al 31 de diciembre del 2005, la estructura societaria de la Compañía es la siguiente:

| Porcentaje de participación individual del capital | Número de accionistas | Porcentaje total de participación |
|---|---|---|
| Hasta 1.00 | 730 | 16.28 |
| De 1.01 al 5.00 | 10 | 29.78 |
| De 5.01 al 10 | 4 | 30.42 |
| De 10.01 al 100 | 2 | 23.52 |
| | 746 | 100.00 |

b) Excedente de revaluación -

Corresponde a la diferencia entre el valor en libros de terrenos con el valor asignado por tasaciones técnicas efectuado por un perito independiente en los años 2005 y 1999 y que podrá ser capitalizada y/o utilizada para compensar pérdidas. Al 31 de diciembre del 2005 y 2004, una porción del saldo fue capitalizado por S/.1,559,000 y S/.659,000, respectivamente.

c) Reserva legal -

De acuerdo con la Ley General de Sociedades, la reserva legal debe constituirse con la transferencia del 10% de la utilidad neta anual hasta alcanzar un monto equivalente al 20% del capital pagado. En ausencia de utilidades no distribuidas o de reservas de libre disposición, la reserva legal podrá ser aplicada a la compensación de pérdidas, debiendo ser repuesta con las utilidades de ejercicios posteriores. Esta reserva puede ser capitalizada siendo igualmente obligatoria su reposición.

Al 31 de diciembre del 2005, los resultados acumulados incluyen S/.3.0 millones que deberán ser transferidos a la Reserva legal, previa aprobación de la Junta General de Accionistas.

d) Resultados acumulados -

En Junta General de Accionistas del 22 de marzo del 2005 se aprobó la distribución de dividendos por S/.12.0 millones y la capitalización de resultados acumulados por S/.13.1 millones.

En el 2004 se aprobó la distribución de dividendos por S/.9.3 millones y la capitalización de resultados acumulados por S/.9.6 millones.

Los dividendos que se distribuyan en favor de accionistas diferentes de personas jurídicas domiciliadas, están afectos a la tasa del impuesto a la renta de 4.1%; el que debe ser retenido por la Compañía.

## 15 SITUACION TRIBUTARIA

a) De acuerdo con la legislación vigente, no está permitida la determinación de impuestos en forma consolidada. Ferreyros S.A.A. y subsidiarias han efectuado esta determinación en forma individual.

b) La Gerencia considera que ha determinado la materia imponible bajo el régimen general del impuesto a la renta de acuerdo con la legislación tributaria vigente, la que exige agregar y deducir al resultado mostrado en los estados financieros, aquellas partidas que la referida legislación reconoce como gravables y no gravables, respectivamente.

c) La tasa del impuesto a la renta correspondiente al año 2005 y siguientes ha sido fijada en 30%.

La Ley No.27360 de fecha 30 de octubre del 2000, que modifica la Ley del Impuesto a la Renta para las personas naturales o jurídicas que desarrollen cultivos y/o crianzas así como a las que realizan actividad agroindustrial, como es el caso de Domingo Rodas S.A., establece que la tasa del impuesto a la renta aplicable es del 15%. Los beneficios de esta Ley se aplicarán hasta el 31 de diciembre del 2010. Este beneficio ha sido cuestionado por la Administración Tributaria.

De acuerdo con la legislación vigente la participación de los trabajadores corresponde al 8% de la materia imponible. Esta participación es deducible para propósitos del cálculo del impuesto a la renta.

d) Al 31 de diciembre del 2005, las empresas subsidiarias Domingo Rodas S.A. y Fiansa Sociedad Anónima han determinado una pérdida tributaria arrastrable ascendente a aproximadamente S/.176,000 y S/.1,993,000, respectivamente, las que podrán compensarse contra rentas netas futuras conforme a alguno de los siguientes sistemas: (i) compensando utilidades que se obtengan en los cuatro ejercicios inmediatos posteriores computados a partir del ejercicio siguiente al de su generación o (ii) hasta agotar su importe, imputándola año a año al cincuenta por ciento (50%) de las utilidades que se obtengan en los ejercicios inmediatos posteriores.

La opción del sistema aplicable se ejerce con oportunidad de la presentación de la declaración jurada del impuesto. Efectuada la opción, no es posible cambiar de sistema, salvo que se agoten las pérdidas acumuladas de ejercicios anteriores.

e) Los años que están sujetos a fiscalización son los siguientes: Ferreyros S.A.A. (del 2002 al 2005), Motorindustria S.A. (2001 y del 2003 al 2005), Domingo Rodas S.A. (del 2002 al 2005), Fiansa Sociedad Anónima, Orvisa S.A., Unimaq S.A., Depósitos Efe S.A. (del 2001 al 2005). Debido a que pueden surgir diferencias en la interpretación por parte de la Administración Tributaria sobre las normas aplicables a la Compañía, no es posible anticipar a la fecha si se producirán pasivos tributarios adicionales como resultado de eventuales revisiones. Cualquier impuesto adicional, moras e intereses, si se producen, se reconocen en los resultados del año en el que la diferencia de criterios con la Administración Tributaria se resuelve. La Gerencia estima que no surgirán pasivos de importancia como resultado de estas posibles revisiones.

f) De acuerdo con la legislación vigente a partir del ejercicio gravable 2001, para propósitos de la determinación del Impuesto a la Renta y del Impuesto General a las Ventas, el precio de transferencia entre partes vinculadas y no vinculadas debe contar con documentación e información que sustente los métodos y criterios de valuación aplicados en su determinación. La Administración Tributaria está facultada a solicitar esta información al contribuyente.

Modificaciones a la Ley del Impuesto a la Renta aplicables a partir del ejercicio gravable 2004, establecen que el sustento documentario de los precios de transferencia por aquellas transacciones entre empresas vinculadas sólo será requerido, entre otros casos, cuando se trate de operaciones internacionales u operaciones nacionales en las que una de las partes esté inafecta al impuesto, haya suscrito convenios de estabilidad jurídica o haya declarado pérdidas tributarias en los últimos seis años. Adicionalmente, se requerirá dicho sustento documentario cuando producto de la transacción entre empresas vinculadas se origine un menor pago del impuesto en el país.

El 31 de diciembre de 2005 se publicó una modificación al reglamento de la Ley del Impuesto a la Renta, que establece nuevas reglas para la determinación de los precios de transferencia intercompañías. Las modificaciones referidas a obligaciones formales del reglamento son aplicables recién a partir del ejercicio 2006, por lo que las transacciones realizadas durante el ejercicio 2005 no estarán sujetas a los nuevos requisitos formales. La norma modificatoria incorpora nuevos criterios para establecer la existencia de vinculación entre dos entidades,

incluye precisiones respecto del ámbito de aplicación de estas reglas, entre ellas, que las operaciones gratuitas están sujetas a las reglas de precios de transferencia, y limita en forma significativa la posibilidad de hacer análisis globales, por lo que la sustentación de precios de transferencia tendrá que basarse en información segmentada por cada línea de negocio, obligando a los contribuyentes a producir información financiera segmentada a riesgo de incurrir en sanciones fiscales.

g) A partir del 1 de enero del 2005, es de aplicación el Impuesto Temporal sobre los Activos Netos, cuya base imponible está constituida por el valor de los activos netos ajustados por inflación al cierre del ejercicio anterior. La tasa del impuesto es de 0.6% aplicable al monto de los activos netos que excedan S/.5 millones.

   El monto efectivamente pagado podrá utilizarse como crédito como sigue:

   - Contra los pagos a cuenta del Régimen General del Impuesto a la Renta de los periodos tributarios de marzo a diciembre del ejercicio gravable por el cual se pagó el impuesto hasta la fecha de vencimiento de cada uno de los pagos a cuenta.

   - Contra el pago de regularización del Impuesto a la renta del ejercicio gravable al que corresponda.

   Se podrá solicitar la devolución del impuesto sólo en el caso que se sustente haber incurrido en pérdidas tributarias o se haya determinado un menor pago del Impuesto a la Renta sobre la base de las normas del régimen general.

h) De acuerdo con la legislación tributaria vigente, las empresas ubicadas en la región de la selva, como es el caso de la subsidiaria Orvisa S.A., tienen derecho al reintegro del impuesto general a las ventas consignado en las facturas de los proveedores. Dicho reintegro, previa aprobación de la Administración Tributaria, se hace efectivo mediante notas de crédito negociables.

## 16 CONTINGENCIAS Y COMPROMISOS

Contingencias -

Al 31 de diciembre del 2005, Ferreyros S.A.A. tiene las siguientes contingencias:

a) En diciembre del 2005, la Compañía recibió acotaciones tributarias por el impuesto a la renta e Impuesto General a las Ventas del año 2001 por un total de S/.16.6 millones, incluidos multas e intereses. Al respecto, la Compañía ha presentado un recurso de reclamación a la Administración Tributaria.

b) En abril del 2003, recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2000 por un total de S/.4.7 millones, incluido multas e intereses, sobre las cuales presentó un recurso de reclamación ante la Administración Tributaria.

c) Al 31 de diciembre del 2005, mantiene en proceso de reclamación, juicios por US$1.5 millones por concepto de indemnización daños y prejuicios iniciado por terceros.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final será favorable a la Compañía; por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

Compromisos -

Ferreyros S.A.A. tiene los siguientes compromisos al 31 de diciembre del 2005:

a) Avales por US$11.5 millones y US$7.3 millones, que garantizan operaciones de crédito de afiliadas y de operaciones de compra de terceros, respectivamente.

b) Fianzas bancarias a favor de entidades financieras por US$3.1 millones que garantizan transacciones diversas.

c) Al 31 de diciembre del 2003, la Compañía vendió el total de su participación accionaria en Matreq Ferreyros S.A. por S/.36.4 millones (US$10 millones). Como parte de esta transacción la Compañía garantizó que Matreq Ferreyros S.A. obtendrá utilidades brutas mínimas acumuladas de US$45 millones en los primeros ocho años contados a partir de la fecha de la transacción. De no lograrse este nivel de utilidades, la Compañía deberá pagar al comprador entre US$1 millón y US$4 millones en función a las utilidades obtenidas al término del período establecido y sin cargo financiero. En el 2005, la Compañía registró un débito a resultados del ejercicio por S/.1.6 millones como consecuencia de no lograr las utilidades esperadas de dicha empresa.

Al 31 de diciembre del 2005, la mercadería en depósito simple y en depósito aduanero de Depósitos Efe S.A. asciende a US$8 millones y US$3 millones, respectivamente (US$8 millones y US$9 millones, respectivamente al 31 de diciembre del 2004). Asimismo, al 31 de diciembre del 2005 se tiene contratado un seguro de caución en garantía por la mercadería en régimen aduanero a favor de la Superintendencia Nacional de Aduanas por US$0.3 millones.

## 17 COSTO DE VENTAS

El costo de ventas por los años terminados el 31 de diciembre comprende:

| | 2005<br>S/.000 | 2004<br>S/.000 |
|---|---|---|
| Inventario inicial de existencias | 214,451 | 233,873 |
| Compra de mercadería | 765,399 | 584,666 |
| Mano de obra y gastos de taller | 35,411 | 29,764 |
| Gastos de operación de flota de alquiler | 45,512 | 20,756 |
| Otros | 50,515 | 54,792 |
| Inventario final de existencias | ( 290,031) | ( 214,451) |
| | 821,257 | 709,400 |

## 18 GASTOS DE ADMINISTRACION

Los gastos de administración por los años terminados el 31 de diciembre incluyen las siguientes partidas:

| | 2005<br>S/.000 | 2004<br>S/.000 |
|---|---|---|
| Cargas de personal | 41,560 | 37,667 |
| Servicios prestados por terceros | 19,218 | 16,905 |
| Tributos | 816 | 1,115 |
| Cargas diversas de gestión | 4,338 | 6,945 |
| Depreciación y amortización | 4,832 | 6,181 |
| Provisiones del ejercicio | 2,639 | 2,343 |
| | 73,403 | 71,156 |

## 19 GASTOS DE VENTA

Los gastos de venta por los años terminados el 31 de diciembre comprenden:

| | 2005<br>S/.000 | 2004<br>S/.000 |
|---|---|---|
| Cargas de personal | 43,438 | 36,318 |
| Servicios prestados por terceros | 20,679 | 19,041 |
| Tributos | 309 | 1,192 |
| Cargas diversas de gestión | 13,224 | 14,098 |
| Depreciación y amortización | 13,216 | 14,252 |
| Provisiones del ejercicio | 4,543 | 13,812 |
| | 95,409 | 98,713 |

## 20 INGRESOS FINANCIEROS

Los ingresos financieros por los años terminados el 31 de diciembre comprenden:

| | 2005<br>S/.000 | 2004<br>S/.000 |
|---|---|---|
| Intereses por ventas a plazos | 10,528 | 10,970 |
| Descuentos por pronto pago | 8,965 | 7,592 |
| Participación patrimonial en patrimonios en fideicomiso | - | 794 |
| Intereses moratorios | 4,104 | 1,603 |
| Intereses por depósitos bancarios | 695 | 165 |
| Dividendos recibidos | - | 1,009 |
| Otros ingresos financieros | 1,084 | 574 |
| | 25,376 | 22,707 |

## 21 GASTOS FINANCIEROS

Los gastos financieros por los años terminados el 31 de diciembre comprenden:

| | 2005<br>S/.000 | 2004<br>S/.000 |
|---|---|---|
| Intereses por préstamos bancarios | 12,907 | 11,799 |
| Intereses por bonos corporativos | 10,448 | 8,178 |
| Intereses por financiamiento de proveedores del exterior | 4,144 | 4,655 |
| Transferencia fiduciaria de cuentas por cobrar | - | 2,188 |
| Impuesto a las transacciones financieras | 2,920 | 2,598 |
| Otros gastos financieros | 2,128 | 608 |
| | 32,547 | 30,026 |

## 22 DIVERSOS, NETO

El rubro diversos, neto por los años terminados el 31 de diciembre comprenden:

| | 2005<br>S/.000 | 2004<br>S/.000 |
|---|---|---|
| Ingresos por resolución de contrato | 1,548 | 3,270 |
| Provisión para desvalorización de existencias | ( 11,418) | ( 9,854) |
| Provisión para desvalorización de inmueble | ( 7,954) | - |
| Pérdida en venta de subsidiaria | - | ( 38) |
| Penalidades asumidas | ( 4,265) | ( 179) |
| Provisión por compensación por venta de inversiones | ( 1,599) | - |
| Aplicación de saldos acreedores de clientes | - | 1,073 |
| Reversión provisión descuentos de clientes | - | 1,416 |
| Otros | 614 | 1,575 |
| | ( 23,074) | ( 2,737) |

## 23 UTILIDAD BASICA POR ACCION

La utilidad básica por cada acción común de la Compañía ha sido determinada de la siguiente manera:

| | | 2005 | 2004 |
|---|---|---|---|
| Utilidad atribuible | S/.000 | 30,067 | 27,560 |
| Promedio ponderado de acciones comunes en circulación | | 241,980,000 | 241,980,000 |
| Utilidad básica por acción | S/. | 0.124 | 0.114 |

Debido a que la Compañía no ha suscrito instrumentos financieros con efecto dilutivo, no se ha determinado la utilidad diluida por acción; ésta se establece cuando existen acciones (comunes o de inversión), potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derechos a sus tenedores a obtener acciones comunes o de inversión.

## 24 TRANSACCIONES QUE NO REPRESENTAN FLUJOS DE EFECTIVO

Las siguientes son las principales transacciones ocurridas en los años terminados el 31 de diciembre que no se incorporan en el estado de flujos de efectivo, debido a que no representan flujos de efectivo:

| | 2005<br>S/.000 | 2004<br>S/.000 |
|---|---|---|
| Transferencias de existencias a inmuebles, maquinaria y equipo | 33,140 | 36,935 |
| Transferencias de inmuebles, maquinaria y equipo a existencias | 46,709 | 50,312 |
| Venta de acciones de Heavy Machinery Services Limited, compensado con cuentas por pagar | - | 998 |
| Adquisición de acciones de Domingo Rodas S.A. compensado con cuentas por cobrar | - | 3,302 |
| Aporte de capital en instalaciones en afiliada Depósitos EFE S.A. | - | 335 |

## 25 INFORMACION POR SEGMENTOS

Las ventas netas y los resultados operativos por segmento de negocios son detallados a continuación:

| | 2005 | | | 2004 | | |
|---|---|---|---|---|---|---|
| | Equipos pesados, repuestos y servicios<br>S/.000 | Otras unidades de negocios<br>S/.000 | Total<br>S/.000 | Equipos pesados, repuestos y servicios<br>S/.000 | Otras unidades de negocios<br>S/.000 | Total<br>S/.000 |
| Total ingresos por Ventas y servicios | 934,970 | 148,672 | 1,083,642 | 788,829 | 131,868 | 920,697 |
| Utilidad operativa | 86,387 | 10,623 | 97,010 | 32,515 | 10,186 | 42,701 |
| Principales activos: Activos fijos | 157,809 | 68,350 | 226,159 | 176,192 | 77,114 | 253,306 |
| Existencias | 248,914 | 48,783 | 297,697 | 200,184 | 38,554 | 238,738 |
| Cuentas por cobrar comerciales | 240,122 | 61,136 | 301,258 | 114,343 | 42,156 | 156,499 |

## 26 OPERACIONES DE TITULIZACION

Al 31 de diciembre del 2005, la Compañía mantuvo un Contrato Marco de Fideicomiso de Titulización con Citicorp Perú Sociedad Titulizadora S.A. (en adelante la Sociedad Titulizadora), Patrimonio en Fideicomiso D. Leg. No.861, Título XI, Ferreyros-PFF, 1998-01, por el cual la Compañía transfirió cuentas por cobrar que integraron sus activos en favor de la Sociedad Titulizadora, para que ésta las integre en patrimonios en fideicomiso para que sirvan de respaldo de emisiones de valores de contenido crediticio colocados mediante oferta pública (bonos de titulización).

El Patrimonio en Fideicomiso - D. Leg. No.861, Título XI, Ferreyros - PFF, 1998-01 ("Patrimonio II"), fue creado mediante Contrato Marco de Fideicomiso de Titulización de fecha 29 de diciembre de 1998, y su modificatoria de fecha 27 de octubre de 1999, por el cual la Compañía efectúo sucesivas transferencias de cuentas por cobrar (facturas) al Patrimonio administrado por la Sociedad Titulizadora. Al 31 de diciembre del 2004, se mantuvo un saldo de US$16.1 millones que fueron cancelados en su totalidad en el 2005, debido a que con fecha 3 de noviembre de 2005 la Asamblea de Titulares de los Certificados de Participación al Patrimonio acordó la liquidación del mismo como consecuencia del pago del principal y de los intereses, efectuados con fecha 12 de setiembre del 2005, así como la redención y deslistado de los bonos de titulización. A la fecha se encuentra pendiente su inscripción de los registros públicos.

El movimiento de las cuentas por cobrar al patrimonio al 31 de diciembre del 2005 y 2004 corresponde a las sucesivas transferencias fiduciarias de cuentas por cobrar, neto de los cobros efectuados a esas fechas; el saldo a esas fechas se resume como sigue:

| | Patrimonio II | |
|---|---|---|
| | 2005 | 2004 |
| | US$MM | US$MM |
| Saldo al 1 de enero | 16.1 | 17.1 |
| Transferencias del año | 100.4 | 160.8 |
| Transferencias para pago de obligaciones | 4.1 | - |
| Cobranzas del año | ( 120.6) | ( 161.8) |
| Saldo al 31 de diciembre | - | 16.1 |
| Equivalente en millones de nuevos soles | - | 52.9 |

En el 2004, la Compañía reconoció su participación en los resultados de los patrimonios en fideicomiso sobre la base de sus estados financieros a esas fechas, acreditando S/.0.8 millones, al rubro Ingresos financieros, del estado de ganancias y pérdidas.

Los estados financieros pro-forma al 31 de diciembre del 2004, incluyendo la consolidación del patrimonio fideicometido se presentan a continuación:

| | S/.000 |
|---|---|
| **Balance general consolidado -** | |
| Caja y bancos | 33,435 |
| Cuentas por cobrar comerciales | 188,832 |
| Existencias | 238,738 |
| Otros activos corrientes | 23,044 |
| Total activo corriente | 484,049 |
| Cuentas por cobrar comerciales a largo plazo | 33,204 |
| Inversiones en valores | 18,269 |
| Inmuebles maquinaria y equipo | 253,306 |
| Otros activos no corrientes | 8,235 |
| | 797,063 |
| | |
| Parte corriente de deudas a largo plazo | 90,527 |
| Cuentas por pagar comerciales | 141,095 |
| Otros pasivos corrientes | 84,148 |
| Total pasivo corriente | 315,770 |
| Deudas a largo plazo | 184,162 |
| Ingresos diferidos | 3,986 |
| Patrimonio neto | 293,145 |
| | 797,063 |

**Estado consolidado de ganancias y pérdidas -**

| | |
|---|---|
| Ventas netas y otros ingresos operacionales | 921,970 |
| Costo de ventas | ( 709,400) |
| Utilidad bruta | 212,570 |
| Gastos de administración y de venta | ( 169,869) |
| Utilidad de operación | 42,701 |
| Otros ingresos y gastos: | |
| Gastos financieros,neto | ( 7,315) |
| Resultado por exposición a la inflación | 17,144 |
| Diversos, neto | ( 2,737) |
| | 7,092 |
| Utilidad antes de participación de los trabajadores e impuesto a la renta | 49,793 |
| Participación de los trabajadores e Impuesto a la renta | ( 22,233) |
| Utilidad neta del año | 27,560 |

Ferreyros





# Junta General Obligatoria Anual de Accionistas

## 28 de Marzo del 2006

# INFORME DEL DIRECTORIO SOBRE LA GESTION

## 1. ASPECTOS GENERALES

El ejercicio 2005 se ha caracterizado para la empresa por una activa gestión comercial, una cuidadosa administración financiera y un importante esfuerzo para continuar mejorando su estructura operativa así como sus procesos internos destinados a servir mejor a sus clientes.

Las ventas superaron los mil millones de soles, equivalente a US$ 303 millones , mostrando un crecimiento de 8% respecto a lo presupuestado y de 20.5 % en relación con las logradas en el 2004. Esta cifra sumada a la de las ventas de ORVISA, su filial en zona de selva, permitió que la empresa alcanzara un volumen total de ventas equivalentes a US $ 317 millones, cifra récord en su historia, comparable sólo con la obtenida en el ejercicio 1998. Si consolidamos las ventas de las compañías filiales con las ventas totales de la organización fueron de aproximadamente US$ 337 millones.

**Ventas de Ferreyros y Subsidiarias**


350
300
250
200
150
100
50
0
2000
2001
2002
2003
2004
2005

Por cuarto año consecutivo la empresa mejoró sus resultados. Para el ejercicio la utilidad neta alcanzada fue de S/. 30.1 millones, comparada con S/. 27.5 millones en el año 2004 y S/. 20.3 millones en el año 2003.

Utilidades Netas


40
30
20
10
0
-10
2000 2001 2002 2003 2004 2005
Utilidades Netas 2.5 -5.7 10.6 20.3 27.5 30.1

Debe señalarse que a diferencia de años anteriores, los resultados del año fueron considerablemente afectados por la pérdida en cambio que afectó la utilidad alcanzada antes de esta deducción. Este mejor resultado se logró gracias a las mayores ventas señaladas, a una mejor utilidad en ventas y a una reducción en los gastos de operación, los cuales han significado un 14.9% de la venta.

El comportamiento del mercado estuvo caracterizado por una constante demanda de parte de nuestros clientes mineros y por una creciente actividad del sector construcción en el cual, las obras de movimiento de tierra han mostrado signos de recuperación. Los otros sectores en los que actúa la empresa mostraron también buenos niveles de actividad. En general, el entorno económico generado por una economía en crecimiento como la que ha mostrado el país en el 2005, abre importantes oportunidades de negocio para una empresa como la nuestra que tiene una clara posición de liderazgo. Si bien es cierto, esta misma situación genera oportunidades para la competencia existente y para la nueva, la empresa ha mantenido y en algunos casos incrementado, las altas participaciones de mercado que ostenta en casi todos los segmentos en que actúa.

El alto nivel de precios de los minerales continuó siendo un factor importante para propiciar los programas de renovación de equipos de parte de las compañías mineras, las que a su vez, han incrementado sus niveles de exigencia en la provisión de servicios de mantenimiento y reparación. Como consecuencia de estas mejoras, la vida de los componentes reparados por la empresa ha alcanzado mayor duración, lo que si bien incrementa la eficiencia de la operación minera y por tanto la satisfacción del cliente, ha generado un menor volumen de demanda agregada de repuestos y servicios.

En general, se puede afirmar que la minería tanto de tajo abierto como subterránea, ha sido una vez más el sector económico de mayor importancia para la empresa no sólo por su demanda de bienes y servicios, sino por ser la causa indirecta de las ventas a un importante grupo de clientes del sector construcción que actualmente vienen dando servicio a la minería.

En efecto, la puesta en marcha de nuevas operaciones mineras con la consiguiente apertura de vías de acceso, así como el desarrollo de algunos proyectos viales dieron lugar a un intenso movimiento de maquinaria nueva y usada en el sector construcción, actividad en la cual se apreció una vez más el liderazgo comercial de la marca Caterpillar y de nuestra organización. Esto nos debiera permitir enfrentar con éxito a la competencia en los proyectos de las carreteras transoceánicas que están en su fase preparatoria.

Los demás sectores en los que opera la empresa mostraron variada actividad. La pesca industrial alcanzó importantes niveles de captura, lo cual aunado a los cambios ocurridos en diferentes empresas del sector, ayudó a mejorar la situación financiera del mismo y con ello, el proceso de repotenciamiento de la flota. La agricultura de exportación, distanciándose cada vez más de la tradicional, mostró gran dinamismo, lo que vino acompañado por una demanda creciente de maquinaria

y equipos. Y el sector energético continuó creciendo sobretodo en zonas en donde se encuentran ubicados los grandes proyectos mineros y de hidrocarburos.

En resumen, es posible señalar que aún sin existir grandes proyectos de envergadura, la empresa puede lograr niveles apropiados de ventas si mantiene la lealtad de sus clientes para la compra de repuestos y servicio y para la venta de máquinas individualmente consideradas.

En este contexto se explica mejor la estrategia desarrollada por la empresa durante el ejercicio y que estuvo orientada a incrementar su eficiencia para servir mejor a sus clientes. La empresa está empeñada en enfatizar el concepto de "valor" de su oferta, lo que en última instancia supone alcanzar niveles de excelencia en atender las necesidades del cliente en la venta y en la post venta. A estos efectos, ha continuado potenciando su estructura técnica y acentuando su organización matricial que le permitirá orientar toda su gestión hacia los clientes y los mercados. Paralelamente continuó con su proceso de mejoramiento continuo, utilizando sobretodo la metodología Six Sigma.

## 2. LOS OBJETIVOS DEL 2005

Al aprobarse el Plan Anual de Negocios de la empresa a inicios del ejercicio se planteó un conjunto de objetivos estratégicos entre los que se puede señalar el de incrementar los niveles de rentabilidad para el accionista expresándolos en términos de creación de valor (EVA), la superación de las cifras de ventas del ejercicio anterior, y la transmisión a sus clientes del compromiso de satisfacer sus necesidades crecientes proporcionándoles soluciones integrales.

La empresa orientó sus acciones al cumplimiento de estos objetivos habiendo adoptado el uso de modernas herramientas de gerencia para facilitar su logro.

La primera preocupación ha sido la de incrementar los niveles de rentabilidad, para lo cual se puso en plena vigencia la metodología financiera denominada EVA por sus siglas en inglés (Economic Value Added), que permite determinar en qué medida la utilidad generada por cada unidad de negocios es superior al costo del capital incluyendo el del accionista, a través de evaluaciones periódicas de la utilidad operativa y a la vez, de los recursos. Esto ha permitido reforzar en todos los niveles de la empresa la noción de rentabilidad a fin de que cada unidad de negocios tome sus decisiones buscando incrementar el retorno sobre el capital invertido. Tal como se ha señalado, el ejercicio terminó mostrando un nivel de utilidades después de impuestos superior en nueve por ciento a las del año anterior. Y si se considera la generación de valor económico agregado, ésta ha sido de 25 millones de soles en el año, excluyendo gastos extraordinarios.

El segundo elemento del objetivo era incrementar el volumen de ventas cuidando la satisfacción de los clientes. Al cierre del ejercicio las ventas fueron superiores en 20.5 % respecto al año anterior, manteniéndose e incrementándose en algunos casos el liderazgo en el mercado. Para garantizar la continuidad en este esfuerzo,

se ha puesto en plena vigencia la metodología CRM (Administración de Relaciones con Clientes) que permite un manejo integral y muy eficiente de estas relaciones lo que debe traducirse en mayores ventas.

El tercer objetivo de lograr que la empresa sea percibida por sus clientes como proveedora de soluciones integrales para sus proyectos, es de un alcance mayor cuyo cumplimiento trasciende un ejercicio. Sin embargo se puede señalar que se ha avanzado seriamente en la adopción de un conjunto de medidas que van desde mejorar procedimientos internos a incursionar en operaciones no tradicionales en las que la compañía deba asumir mayores riesgos, para brindar los servicios que requieran sus clientes. Por otra parte se continúa trabajando en el proceso de cambio de actitudes del personal frente al cliente y el fortalecimiento de programas de motivación.

La utilización de estas herramientas de gestión se suma al uso generalizado en la empresa de la metodología Six Sigma, para la mejora continua de los procesos. El beneficio financiero neto de los 11 proyectos evaluados bordea US $ 0.8 millones durante el ejercicio y US $ 1.8 acumulados desde el año 2004. El número de proyectos considerando los concluidos, los que están en implementación y los nuevos es de 62.

## 3. LA GESTION COMERCIAL

Los mercados minero, de construcción, energía y pesca

Estos mercados han estado atendidos fundamentalmente por nuestra línea Caterpillar que en el ejercicio 2005 representó un porcentaje muy alto del total de nuestras ventas, incluyendo los ingresos generados por la venta de repuestos y de servicios. Como se señala líneas arriba, los productos de la línea CAT han continuado mostrando altos porcentajes de participación de mercado. De acuerdo a estadísticas de aduanas, esta participación fue del 65 % en unidades, y de 69 % en valores de importación, para el total de máquinas de diferentes tipos en el rubro de maquinaria de movimiento de tierra.

En el rubro de minería se continuó gozando de la confianza y lealtad de nuestros clientes. El pronto inicio de operaciones de una explotación aurífera a tajo abierto dio lugar a una venta de 28 unidades a un importante cliente que proveerá el servicio de movimiento de tierra a la empresa minera.

Debe mencionarse además, el particular éxito que han obtenido los cargadores de bajo perfil CAT para minería subterránea, línea que fuera introducida en nuestro mercado hace pocos años y que ha logrado posicionarse como una de las grandes marcas en este mercado, en el cual tuvo una participación de 38% en el año 2005.

Acompañando estas máquinas para minería, la empresa realizó considerables ventas de perforadoras Atlas Copco Drilling Solutions (anteriormente Ingersoll Rand) obteniendo el 100 % de las órdenes expedidas en el 2005 con lo que la

participación en el total de estos equipos que operan en el país, es superior al 80 %. Debe registrarse el reconocimiento a Atlas Copco por haber confiado la distribución de ésta a Ferreyros, a pesar de ser leal competidor en otras líneas.

Por otra parte, la empresa confrontó significativos cambios en la manera de operar de nuestros clientes mineros. Varios de ellos decidieron posponer la reparación de componentes para sus máquinas y camiones extendiendo la vida útil de las piezas en operación en base a la utilización de sistemas de monitoreo de condiciones que en varios casos fueron proporcionado por Ferreyros. Esta postergación que es beneficiosa para las empresas mineras, dio lugar sin embargo a una menor facturación de nuestro taller de reparación de componentes (CRC) en el primer semestre que pudo recuperarse en parte para alcanzar el 87% de la facturación presupuestada.

Otro de los cambios adoptados por algunos clientes mineros fue el de asumir directamente el mantenimiento de su flota, reduciendo de ese modo los riesgos que Ferreyros venía confrontando en este aspecto del negocio y los altos costos derivados del personal nacional e internacional que esta operación requería. En reemplazo, se ha convenido en arreglos para efectuar reparaciones, suministrar repuestos y componentes y efectuar la logística respectiva.

A fin de lograr el objetivo de que Ferreyros sea reconocido como proveedor de clase mundial de servicios a la minería, la división minera ha buscado reducir costos de operación, incrementar la eficiencia de sus procesos y procurar la satisfacción de sus clientes. Al aumentar la facturación por servicios, ha obtenido además, un sensible mejoramiento de sus resultados.

En el mercado de construcción se notó una creciente demanda de maquinaria nueva y usada, en muchos casos para clientes vinculados a la gran minería. Sin embargo, el anuncio de la realización de grandes proyectos viales así como el inicio de algunas obras preparatorias, han creado un importante movimiento en la demanda de máquinas y equipos.

Una línea que mantiene su buen desempeño ha sido la de maquinaria usada. Si bien las ventas decrecieron ligeramente con respecto al año anterior al no haberse repetido una venta de tamaño muy significativo, la tendencia del mercado es creciente sobre todo por la demanda de pequeños y medianos contratistas que requieren máquinas para atender contratos de mediano plazo.

A efectos de alcanzar mayor fidelización de clientes se ha desarrollado una política de alianzas estratégicas comerciales, que en el corto tiempo de vigencia que tiene ha dado lugar a la suscripción de seis convenios.

En los sectores de energía y pesca la empresa mantuvo una presencia importante alcanzando los motores Caterpillar una participación de mercado cercana al 50%. En el negocio de pesca industrial se captó una importante parte del mercado de repotenciamiento de embarcaciones y se mantuvo una activa presencia en la

provisión de motores para embarcaciones de pesca artesanal.

Por otra parte, se concluyó los trabajos de construcción y entrega de una planta térmica de 5 a 8 megawatts en un yacimiento minero y se continuó atendiendo otros mercados mineros y petroleros principalmente. En algunos casos, este servicio se proveyó mediante el alquiler a mediano plazo de unidades móviles de generación de energía que tienen la posibilidad de ser trasladadas sobre sus propias plataformas e interconectarse con la red pública o con la red privada del usuario a bajos costos de instalación.

La venta de repuestos y servicio Caterpillar ha seguido creciendo en volumen y mejorando en eficiencia. Consecuencia del tamaño del parque de máquinas y equipos vendidos por Ferreyros, existe una demanda creciente de repuestos que ha venido siendo cubierta por la empresa en lo que constituye una tendencia sana de este negocio. Sin embargo, a fin de cubrir mejor el mercado se ha separado la gestión comercial con clientes mineros, de aquella con clientes no mineros.

En este último caso en donde existe potencial para incrementar la participación, las ventas de repuestos han crecido en 18.5 % con respecto al 2004. A fin de llegar mejor a estos clientes no mineros se suscribió en el año 191 Contratos de Apoyo al Cliente (CSA) que permiten mejorar la disponibilidad de equipos, reducir los costos por mantenimiento al disminuir emergencias e incrementar la fidelidad del cliente.

Por otra parte, se continuó mejorando los procesos en el centro de distribución de repuestos (CDR), con el apoyo de Six sigma y asesoría externa, a fin de disminuir los tiempos de manejo de la carga. La rotación del inventario bajó ligeramente respecto al 2004 debido al incremento del número de piezas para soportar las operaciones mineras y el crecimiento en los demás mercados, a pesar de lo cual está dentro de los mejores estándares de empresas similares en la región. El otro indicador relevante, aquel que mide el porcentaje de atención inmediata de repuestos al cliente, es uno de los mejores de Latinoamérica

En el caso de los clientes mineros, el importante volumen alcanzado en ventas de repuestos, se explica en gran parte por las reparaciones en el Centro de Reparación de Componentes (CRC). En total, se reparó más de mil componentes mayores que incluyen motores, trasmisiones, mandos finales, etc.

Para poder cumplir con las exigencias de calidad en el servicio que ofrece a sus clientes, la empresa continuó con su programa de inversión en el equipamiento de talleres que incluyó este año la construcción de un nuevo laboratorio de análisis de aceite y la adquisición de modernos equipos para incrementar tanto la velocidad como la calidad de las interpretaciones. Paralelamente, se continuó implantando el uso del código de barras para facilitar y hacer más expeditivo el manejo de los repuestos en el almacén del Centro de Distribución de Lima y en otras localidades, así como mejorando el control de los inventarios de repuestos. Todo esto ha permitido que el 85.2% de los requerimientos de los clientes sean atendidos desde dicho inventario de manera inmediata, cubriéndose el saldo a través de pedidos de

emergencia.

Los programas de entrenamiento de la empresa han seguido creciendo en consideración al desafío que representa la demanda de servicios de nuestra clientela y a la necesidad de agregar valor a nuestras propuestas comerciales. Entre ellos se puede mencionar el Programa Service Pro que está orientado a desarrollar las líneas de carrera del personal técnico en base a las habilidades que demuestran en su trabajo y al estudio individual. Así mismo, se viene ejecutando el programa de Desarrollo de Supervisores, el programa de Certificación Caterpillar de Técnicos en Equipos Minero en Tucson, EEUU, el de Soporte de Capacitación para otros técnicos CAT de América Latina en Miami y los tradicionales cursos especiales para clientes y para operadores de máquinas.

Por otra parte y a fin de cumplir con los requerimientos actuales y futuros de los clientes y preparando la empresa para el crecimiento de los próximos años, se continuó desarrollando el proyecto Think Big en colaboración con TECSUP y Caterpillar. A través de éste proyecto Tecsup proporciona formación profesional especializada a jóvenes mecánicos becados por la empresa que después de dos años de estudios se incorporan a nuestros talleres. En el año 2005, veintitrés técnicos correspondientes a la segunda promoción obtuvieron su graduación e iniciaron su trabajo en diferentes talleres, entre los que se puede mencionar el CRC y los de algunas sucursales en donde está creciendo la demanda de servicio. Los técnicos egresados ingresan a la empresa y continúan su especialización a través del programa Service Pro.

A fin de mejorar las facilidades físicas para el dictado de cursos al personal de la empresa y al de nuestros clientes, así como para proporcionar entrenamiento en el trabajo y certificaciones Service Pro se ha edificado un Centro de Desarrollo Técnico en un área de 500 metros cuadrados en un local adyacente a nuestra sede que incluye aulas, oficinas y un taller de certificaciones, el cual cuenta con un equipamiento completo de herramientas y componentes principales de maquinaria Caterpillar.

Los mercados agrícola y automotriz

En adición a los mercados atendidos preferentemente con la línea Caterpillar, Ferreyros tiene una activa presencia en los mercados agrícola y automotriz representando otras marcas.

El sector agrícola, sobre todo el no tradicional, tuvo un importante crecimiento en el 2005. Las agro-exportaciones crecieron 24 % alcanzando los US $ 1,375 millones y su estructura muestra cada vez mayor diversificación, tanto en productos como en ubicación geográfica.

La empresa vendió en el ejercicio un importante número de tractores agrícolas Massey Ferguson superando la cifra del 2004 en 24 % y obteniendo una participación de mercado del 56%, que ratifica el tradicional liderazgo que esta marca tiene en el

mercado del Perú. Igual actividad mostró en la comercialización de sus otras líneas de representación, entre las que se puede mencionar la línea de molinería de arroz Zaccaria, en donde se ha logrado alcanzar en dos años una participación de mercado del 86%.

Respecto al negocio automotriz las ventas de camiones que comercializa la empresa (categoría B5 con peso bruto vehicular mayor a 16TN) tuvieron un crecimiento importante de 99% respecto al año anterior, debido a la renovación gradual de flotas de transporte y de transportistas individuales así como a la demanda de volquetes para la minería y construcción. La marca Kenworth que representa nuestra empresa fue una de las de mayor incremento significativo con 294% en relación al año 2004.

A fin de ampliar el portafolio de productos en este rubro, la empresa suscribió un contrato para representar en el Perú a la prestigiosa marca Iveco que forma parte del grupo Fiat. Iveco cuenta con toda la gama de vehículos comerciales (ligeros, medianos y pesados), así como también con vehículos de pasajeros. Durante el segundo semestre del 2005 y como parte del plan de penetración de la marca, los esfuerzos comerciales estuvieron orientados a la introducción del camión volquete.

Las ventas de repuestos y servicio del rubro automotriz, crecieron en 21%, con respecto al año anterior, ampliando la cobertura del mercado a camiones de marcas europeas.

Las Sucursales

Las sucursales de la empresa localizadas en 13 ciudades del país continuaron contribuyendo en forma importante a apoyar las ventas de las diferentes líneas en casi todo el territorio nacional garantizando una cobertura que pocas empresas en nuestro negocio pueden mostrar. Al proporcionar repuestos y servicio a nuestros clientes, se convierten en piezas claves para garantizar la operatividad de los equipos que vendemos a nivel nacional.

Las ventas a través de las sucursales crecieron en 30% en relación al año anterior, impulsadas sobretodo por la mayor actividad de los sectores primarios.

Si bien las ventas de máquinas, repuestos y servicio a la gran minería no son efectuadas a través de las sucursales, los negocios vinculados a estas operaciones generaron importante actividad a las oficinas de Cajamarca, Arequipa, Trujillo y Huaraz, así como la minería subterránea hizo lo propio con Huancayo, el sector petrolero con Piura y el crecimiento del sector agro-exportador con Ica.

## 4. LA GESTION FINANCIERA

La gestión financiera estuvo orientada a minimizar los costos de los recursos requeridos por la empresa para alcanzar una eficiente operación comercial. A estos efectos hubo que enfrentar el incremento de las tasas de interés en el mercado mundial que casi se cuadriplicó en los últimos dos años, en circunstancias en que la

empresa no podía reducir significativamente sus requerimientos financieros por el crecimiento de sus ventas y por la necesidad de incrementar sus inventarios dadas las serias demoras en el abastecimiento de máquinas y repuestos.

Los pasivos financieros, es decir los que generan intereses, crecieron en US $ 2.8 millones aproximadamente, cifra que incluye la cancelación de bonos de titulización que no estaban registrados en los pasivos de la empresa. Deduciendo estos, se podría considerar que existió una reducción neta de US $ 1 millón en los pasivos vinculados a la operación . Los gastos financieros aumentaron en 9% con respecto al año anterior, producto principalmente de la tendencia alcista de las tasas de interés.

A fin de reducir el impacto de esta tendencia, se desarrolló una estrategia orientada a modificar la estructura de las fuentes de financiamiento utilizadas y a sustituir gradualmente las operaciones a tasa variable por operaciones en que se fijó la tasa previendo que continuaría el alza en los próximos meses.

Para lo primero, se buscó sustituir las fuentes de financiamiento del exterior, por operaciones en el mercado de capitales y por créditos con bancos locales a tasas de interés más competitivas.

En lo que respecta al mercado de capitales se colocó exitosamente dos emisiones de bonos corporativos por US $15 y US $10 millones, a 3 y 5 años y a tasas de interés de 5.81% y 6.11% respectivamente, muy por debajo de lo previsto, a pesar de la tendencia del mercado a la alza . En ambas oportunidades se pudo apreciar la aceptación que los bonos corporativos de Ferreyros tienen entre los inversionistas, en especial personas naturales y fondos mutuos.

**Colocación de Bonos Corporativos**


30
25
20
15
10
5
0
1994
1999
2003
2005

En millones US$

Al cierre del ejercicio el ratio de endeudamiento aumentó de 1.52 a 1.67 en comparación al del año 2004, debido principalmente al incremento de la deuda no financiera. Sin embargo, se está cumpliendo el objetivo de la empresa que es mantenerlo por debajo de dos.

Por otra parte, el ratio corriente siguió mejorando al pasar de 1.48% en diciembre del

2004 a 1.73% en diciembre 2005, como consecuencia, entre otras causas, de la sustitución parcial de deuda a corto plazo por deuda a mediano plazo. De esta manera el pasivo a corto plazo que era de 52% del total de pasivos financieros, disminuyó a 45%.

Dentro de la política de reducir los costos financieros, se acordó con los proveedores un incremento del plazo de pago a sesenta días, sin que esto genere un efecto negativo en su flujo de caja pues se logró acuerdo con un importante banco para realizar el factoring de sus facturas por cobrar a Ferreyros.

Finalmente en lo que respecta al financiamiento de ventas, la empresa pudo reducir su participación en operaciones a tres años, financiando sólo el 10% de las ventas. Esto fue posible por la activa participación de Caterpillar Financial que otorgó importantes créditos a clientes de Ferreyros y por las operaciones de leasing otorgadas por los bancos locales a clientes.

El índice de morosidad de la cartera corriente mayor a 30 días fue de 1.09% en lugar del 2.28% obtenido en el 2004 y la provisión de cuentas por cobrar se redujo de US $4.2 millones del 2004 a 1.9 millones en el 2005.

El fortalecimiento en la estructura financiera de la empresa y el mantenimiento de sus niveles de rentabilidad permitieron defender el valor de la acción en bolsa, afectada por la tendencia a la baja de la bolsa peruana en las últimas semanas del año, habiendo cerrado el ejercicio con un valor de S/ 1.54 por acción.

## 5. LAS EMPRESAS FILIALES

*En el transcurso del ejercicio, la mayoría de las empresas filiales tuvo un desempeño positivo complementando las operaciones de Ferreyros SAA y aprovechando las sinergias generadas. Las seis filiales alcanzaron un total de ventas de 182.2 millones de soles y contribuyeron a las utilidades de la empresa con la suma de 10.2 millones de soles.*

ORVISA alcanzó un volumen de ventas de 65 millones de soles, 23 % más que el año anterior, atendiendo a los sectores petrolero, energía, forestal, agrícola y transporte fluvial en la Amazonía peruana. La creciente demanda de grupos electrógenos en el sector petrolero y energía, motores marinos en el sector de transporte fluvial, así como de maquinaria, implementos y equipos de explotación y transformación de madera, han contribuido en el logro de estas cifras. A efectos de proveer servicios de reconstrucción y mantenimiento de grupos electrógenos y plantas de producción creó hace un año la empresa Orvisa Servicios Técnicos SAC la que está en proceso de consolidación con actividades en el sector petrolero.

MOTORINDUSTRIA alcanzó un nivel de ventas de S/. 24.5 millones lo que significó una disminución de 11% respecto al ejercicio anterior, debido principalmente a una menor demanda de los servicios de reparación de

componentes en el CRC como producto de la extensión del período de vida de estos componentes en los proyectos mineros. Sin embargo, alcanzó una utilidad neta S/. 3.8 millones (15.5% de las ventas netas en comparación con 13% obtenido el 2004) que refleja un crecimiento de 4% respecto al monto de utilidad neta obtenido el año anterior. En el 2006, las operaciones de esta empresa van a ser incorporadas a FERREYROS S.A.A., mediante un proceso de escisión.

UNIMAQ S.A. incrementó en 56% sus ventas respecto al año anterior alcanzando la cifra de U.S 16.5 Millones. Este crecimiento fue sostenido en casi la totalidad de las veinticinco líneas de equipos ligeros, productos para saneamiento e insumos que representa para atender a los mercados de Minería, Construcción, Pesca e Industria. Como producto del crecimiento de las ventas, la utilidad neta de la compañía se incrementó en 50% en relación a la obtenida el año 2004.

DEPOSITOS EFE S.A. totalizó un volumen de ventas de 2.0 millones de soles, cifra 16.9% mayor a la registrada el año 2004. Este crecimiento ha sido logrado en gran parte por alianzas desarrolladas con clientes importantes que operan en el mercado de servicios logísticos. Esto ha permitido que en el ejercicio 2005, la compañía alcanzara una participación del 10% en un mercado sumamente competitivo como es el de servicios de almacenamiento aduanero y simple. La utilidad neta ascendió a S/. 0.5 millones, cifra 39% mayor a la obtenida el año anterior.

FIANSA generó ingresos por S/. 27.03 millones, con una pérdida de S/. 1.87 millones producto de diferencias en la ejecución de una de las principales obras contratadas. A partir del segundo semestre del 2005 ha iniciado un proceso de reestructuración, orientándose a proyectos de mayor envergadura que le permitirán absorber gastos generales con el objetivo de alcanzar niveles de utilidad acordes con el mercado.

DOMINGO RODAS S A continuó el proceso de recuperación que viene mostrando desde el año 2003 en que afrontó los efectos de un virus que azotó toda la región, habiendo logrado en el 2005 una producción del orden de las 700 toneladas de langostinos de exportación, cifra similar a la obtenida antes de la presencia del virus. Sus ventas crecieron en 35.3% respecto al año anterior alcanzando la cifra de 10.6 millones de soles. La marca AQUAMAR con la que exporta su producto ha logrado ser reconocida como una marca de calidad principalmente en los mercados de España y U.S.A. A pesar de ello la utilidad neta generada fue de sólo S/. 0.3 millones, que refleja una disminución de 25% en relación a la obtenida en el año anterior, debido principalmente a los efectos de las variaciones del tipo de cambio así como a un retraso en la cosecha de un lote importante de langostinos, el cual ha podido ser exportado recién en enero del 2006.

## 6. EL GOBIERNO CORPORATIVO

A lo largo de su vida corporativa, la empresa ha guiado su actuación a la luz de principios éticos muchos de ellos recogidos hoy en el concepto de gobierno corporativo. El respeto a los derechos de los accionistas, el trato equitativo a los

mismos, la clara estipulación de las funciones del directorio y la gerencia así como la presentación transparente y oportuna de información relevante a mercado son prácticas asumidas por la empresa desde mucho tiempo atrás. Por ello se adhirió a la declaración de Principios de Gobierno Corporativo para Sociedades Peruanas publicada por Conasev en el año 2002, en cuya elaboración además participó activamente a través de Procapitales.

En la memoria del año 2004 se presentó por primera vez la auto evaluación en el cumplimiento de 26 principios indicándose el sustento de la calificación asignada en cada caso. A fin de alcanzar un cabal cumplimiento en todos se sometió a consideración de la junta de accionistas de marzo del 2005 ciertos cambios estatutarios referidos a la representación de los accionistas en junta para permitir una delegación más amplia y a los requisitos para ser director lo que facilitaría el nombramiento de directores independientes. Asimismo el directorio electo en dicha junta, revisó en su primera sesión la conformación de los comités del directorio existentes y acordó la creación de un nuevo comité con lo cual quedaron conformados los comités de Dirección General , de Auditoría y de Desarrollo Organizacional y Recursos Humanos. Recientemente se ha modificado la designación del primero que se llamará de Dirección General y Gobierno Corporativo para asumir las funciones de supervisión del cumplimiento de estas normas.

A lo largo del año la empresa no sólo se ha esforzado en mantener un alto cumplimiento de los principios sino que además ha contribuido a difundirlos en el mercado, participando en diferentes eventos, aportando su testimonio y compartiendo sus propias experiencias para motivar a otras empresas a seguir trabajando en la aplicación de los principios.

En un anexo de la presente memoria, cumplimos por segundo año con auto evaluar nuestro cumplimiento de los principios y agregamos los sustentos requeridos según las nuevas disposiciones de la Conasev.

## 7. ACCIONES DE RESPONSABILIDAD SOCIAL

La empresa, consciente de sus obligaciones en el área de responsabilidad social se ha esforzado durante el ejercicio en cumplir con sus diferentes grupos de interés que incluyen a trabajadores, accionistas, proveedores y comunidad en general así como con el medio ambiente. Su relación con los grupos de interés es muy armoniosa y estimamos que contribuye a generar valor para los mismos.

En lo que respecta a sus trabajadores, la empresa garantiza un ambiente de trabajo seguro, saludable, ordenado, limpio y que no daña el medio ambiente. Para ello cuenta con una política de seguridad y medio ambiente y capacita a su personal en el conocimiento y correcta aplicación de la misma de tal manera que todos la acepten y se comprometan con la responsabilidad de su propia seguridad y la de las personas de su equipo de trabajo. Realizar un trabajo seguro se convierte en algo tan importante como conducir tareas productivas del negocio, para lo cual se traza metas y objetivos de seguridad exigentes. La administración del programa

de seguridad se realiza basada en la conformación de comités que permiten una participación extensa de los trabajadores así como en la vigencia de un reglamento interno de seguridad, un manual de seguridad industrial, higiene ocupacional y control del medio ambiente y un manual de políticas y procedimientos.

Además de cuidar de su personal, la empresa busca maximizar su nivel de satisfacción, para lo cual alienta, promueve y facilita su desarrollo mediante la creación y puesta en marcha de sistemas de Recursos Humanos orientados a mejorar el desempeño de los trabajadores en sus funciones actuales, a prepararlos para que asuman funciones de mayor responsabilidad en el futuro, estableciendo métodos para medir su nivel de desempeño, a generar los canales de comunicación adecuados para asumir compromisos de mejora y a promover su aprendizaje.

En cuanto a la comunidad, la empresa ha continuado sosteniendo los programas de la Asociación Ferreyros, orientados al trabajo con jóvenes universitarios próximos a concluir sus estudios a quienes se brinda la oportunidad de reflexionar y formar sus propias opiniones sobre aspectos determinantes en su futuro como ciudadanos y como profesionales. La Asociación concentra su labor en la realización de talleres en los cuales, en forma interactiva, los estudiantes de diversas carreras son expuestos a la consideración de temas que van desde valores hasta empleabilidad pasando por responsabilidad ciudadana, solidaridad, trabajo en equipo, participación, entre otros. El número de talleres se ha venido incrementando año a año con el apoyo de muchas universidades Durante el año 2005 se ha dictado 58 talleres, en 25 universidades de 10 ciudades del país, desde Iquitos hasta Puno y de Piura a Tacna, con una asistencia de 1794 jóvenes. El 78% de los talleres y de sus participantes son estudiantes de provincias, donde la necesidad de este tipo de ejercicio es mucho más aguda que en Lima.

Complementariamente a este trabajo directo con universitarios, la empresa continuó colaborando con el Instituto Peruano de Administración de Empresas (IPAE) en la realización de la Conferencia Anual de Estudiantes que convoca esa Institución. La participación de Ferreyros en ese evento no se limita a aportes en dinero, sino que ha integrado, durante todos estos años, el Comité Organizador de la Conferencia y a través de la Asociación ha tenido a su cargo la conducción de los 20 grupos de trabajo que analizan y discuten las ponencias de los expositores para llegar a conclusiones y recomendaciones.

Finalmente, la empresa ha venido participando con la asociación Los Andes, vinculada a la minera Yanacocha, en un programa para Jóvenes Emprendedores en un grupo de colegios de Cajamarca. Ferreyros financia el 25% de dicho proyecto que busca fomentar en los jóvenes conceptos empresariales que permitan mejorar la situación de sus familias en el mercado laboral.

## 8. LAS PERSPECTIVAS PARA EL 2006

A pesar de ser un año electoral la economía nacional debe crecer en el año 2006

impulsada en gran parte por los buenos niveles alcanzados el año anterior.

La existencia de importantes proyectos mineros, de hidrocarburos y viales que debieran concretarse en el año, así como la previsible suscripción del Tratado de Libre Comercio con EEUU hacen razonable esperar un buen comportamiento de la empresa, la que con una estructura financiera consolidada y una articulada organización, viene incrementando la eficiencia de sus procesos y acercándose más a su clientela. Su posición de liderazgo, por tanto, debe ser acentuada.

Conforme progresa la empresa surgen sin embargo, nuevos y renovados desafíos. La búsqueda de la excelencia para atender las necesidades de nuestros clientes en la venta y en la post venta enfatizando el concepto de valor de nuestra oferta, constituye el más importante. Además, la empresa debe seguir empeñándose para alcanzar su aceptación como dealer de clase mundial para la industria minera. Los clientes no mineros deben percibirla como la empresa proveedora de soluciones integrales para sus necesidades de maquinaria y equipos. Los trabajadores deben llevar al máximo su identificación con la empresa y sus objetivos, en un contexto de armonioso y motivador clima organizacional. Los accionistas deben recibir un retorno a su inversión acorde con sus expectativas.

Como lo repetimos anualmente, la historia de la empresa es una historia de logros y superación en un medio en el que las crisis políticas y económicas se alternan con períodos de crecimiento estable. El entorno que rodeará sus operaciones en el 2006 no será una excepción, a pesar de lo cual será el escenario en el cual seguirá creciendo y prosperando la empresa para beneficio de sus accionistas y trabajadores.

Al concluir esta introducción a la memoria del primer año de su gestión, el directorio desea agradecer a los accionistas por la confianza depositada, expresar a los clientes su reconocimiento por haber honrado a la empresa con su preferencia y a los proveedores y al personal, por el apoyo recibido durante su gestión.

A continuación, nos complace alcanzar en detalle a los señores accionistas la información general y de operaciones así como el análisis y discusión de los estados financieros, de acuerdo con la resolución No. 141.98 EF/94.10 que al respecto ha emitido la Comisión Nacional Supervisora de Empresas y Valores (CONASEV) para la presentación de las memorias anuales de empresas. Se incluye la Declaración de Responsabilidad a que obliga dichas normas.

## DECLARACION DE RESPONSABILIDAD

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A. durante el año 2005. Los firmantes se hacen responsables por los daños que pueda generar la falta de veracidad o insuficiencia del contenido, dentro del ámbito de su competencia, de acuerdo a las normas del Código Civil.

Oscar Espinosa Bedoya
Director Gerente General

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Lima, 27 de febrero de 2006.

# II INFORMACIÓN GENERAL Y DE OPERACIONES
(RESOLUCIÓN CONASEV NO. 141.98 EF/94.10)

## 1. DATOS GENERALES DE LA EMPRESA

### 1.1 Denominación y domicilio

La denominación de la empresa es Ferreyros SAA, cuya sede principal está ubicada en la Avenida Industrial 675, provincia y departamento de Lima. Su teléfono es el 3367070 y el fax es 3368331. La dirección de la página Web es www.ferreyros.com.pe

### 1.2 Constitución e inscripción

Ferreyros se constituyó bajo la denominación original de Enrique Ferreyros y Compañía Sociedad en Comandita mediante escritura del 14 de septiembre de 1922 ante el notario público de Lima Dr. Agustín Rivero y Hurtado. Fue inscrita en el asiento 1, fojas 299, tomo 15 de sociedades del Registro Mercantil de Lima. Esta sociedad quedó disuelta según consta en el asiento 10 de fojas 296 del tomo 30 del Registro Mercantil de Lima.

Enrique Ferreyros y Compañía SA absorbió los activos y pasivos de la sociedad anterior, mediante escritura pública de fecha 21 de septiembre de 1931 ante Notario Público de Lima, Dr. Agustín Rivero y Hurtado, inscrita en el asiento 1 de fojas 457 del tomo 31 del Registro Mercantil de Lima. El cambio de denominación a Enrique Ferreyros SA se efectuó mediante escritura pública de fecha 23 de noviembre de 1981 ante Notario Público de Lima, Dr. Jorge Orihuela Iberico, inscrito en la partida N° 11007355 del Registro de Personas Jurídicas.

El posterior cambio de denominación a Ferreyros SA se efectuó por escritura pública de fecha 6 de mayo de 1996 ante Notario Público de Lima, Dr. Jorge Orihuela Iberico, inscrita en el asiento 2B de la ficha 117502 del libro de Sociedades de Registro de Personas Jurídicas y con fecha 24 de marzo de 1998, la Junta General de Accionistas acordó modificar la denominación social de la empresa a la de Ferreyros SAA, inscrita en la partida N° 11007355 del Registro de Personas Jurídicas.

### 1.3 Objeto social y giro de negocio

De acuerdo con sus estatuto Ferreyros SAA tiene por objeto la compraventa de mercadería y productos nacionales y extranjeros, la importación y exportación de mercadería y artículos en general, la provisión de servicios y la realización de inversiones y comisiones.

Su duración es indefinida, y su giro de negocio corresponde la agrupación 5150, división N° 51 de la clasificación CIIU de la Naciones Unidas.

## 1.4 Reseña histórica

En 1922 nace en Lima la empresa Enrique Ferreyros y Compañía Sociedad en Comandita por iniciativa de Enrique Ferreyros Ayulo y de tres socios, dedicándose a la comercialización de productos de consumo.

En 1942 Ferreyros asume la representación de Caterpillar Tractor, lo cual significó un cambio total en la actividad de la empresa y a partir de 1965 inicia la descentralización de la compañía constituyendo oficinas en provincias, así como diversas compañías filiales.

En 1971 se decide inscribir a Ferreyros en la Bolsa de Valores de Lima, momento desde el cual pasa a tener un accionariado difundido.

En la década de los ochenta Ferreyros se desvincula del negocio de bienes de consumo y decide concentrar esfuerzos en su giro principal de negocios que es el de bienes de capital, para lo cual toma nuevas representaciones que complementen la línea Caterpillar. De esta manera puede atender mejor a sus clientes que se encuentran en diversos sectores productivos de la economía.

Hacia 1994 la compañía inicia el negocio de alquiler de equipos y la venta de maquinaria usada y se prepara para asumir el reto que demandaría la gran minería, luego de iniciado el proceso de privatización y el ingreso de nuevos agentes productivos a la economía. A partir de 1995, la compañía realiza importantes inversiones para mejorar la infraestructura de oficinas y talleres y para preparar a su personal de servicio a fin de que pueda atender los contratos de mantenimiento y reparaciones de las grandes flotas de la minería.

Respondiendo al crecimiento experimentado en 1997 la compañía realiza una exitosa colocación de acciones en el ámbito nacional e internacional, haciéndose posible un incremento de su patrimonio en US $ 22 millones.

La brusca desaceleración del crecimiento de la economía en el periodo 1998-2001 repercute negativamente en las ventas de la empresa. Sin embargo a partir del año 2001 se supera esta situación y se consolida las finanzas de la misma, lográndose un crecimiento sostenido en ventas y utilidades en los últimos cuatro años.

## 1.5 Capital social, acciones y composición accionaria

Al 31 de diciembre del 2005, el capital social está representado por 241,980,000 acciones comunes de un valor nominal de S/. 1.10 cada una, íntegramente suscritas y pagadas, de las cuales el 86.54% pertenece a inversionistas peruanos y el 13.46% a inversionistas extranjeros.

La cotización de apertura del año fue de S/ 1.80 y la de cierre fue de S/ 1.62, llegándose a una cotización máxima de S/.1.84 en enero y a una mínima de S/.1.45 en julio y agosto. El precio promedio de la acción en el año 2005 fue de S/.1.65.

La cotización de la acción durante el año 2005 se muestra en el anexo 1.

Los accionistas con participación de 5% o más del capital social son:

| Accionista | % | Nacionalidad |
|---|---|---|
| IN - Fondo 2 | 12.80 | Peruana |
| NV – Fondo 2 | 10.71 | Peruana |
| La Positiva Vida Seguros y Reaseguros S.A. | 9.54 | Peruana |
| HO – Fondo 2 | 8.64 | Peruana |
| Horseshoe Bay Limited | 6.46 | Extranjera |
| PRO – Fondo 2 | 5.76 | Peruana |

La clasificación de las acciones con derecho a voto es la siguiente:

| Tenencia | Número de accionistas | Número de acciones | % de Participación |
|---|---|---|---|
| Menor al 1% | 730 | 39,405,827 | 16.29 |
| Entre 1% - 5% | 10 | 72,068,915 | 29.78 |
| Entre 5% - 10% | 4 | 73,594,385 | 30.41 |
| Mayor al 10% | 2 | 56,910,873 | 23.52 |
| Total | 746 | 241,980,000 | 100.00 |

## 1.6 Grupo Económico

De acuerdo a la denominación de grupo económico de la CONASEV, Ferreyros y las subsidiarias mencionadas a continuación forman grupo económico:

Orvisa SA
Motorindustria
Fiansa
Depósitos Efe
Unimaq
Domingo Rodas

## 1.7 Aspectos generales

Ferreyros, reconocida como la principal distribuidora de bienes de capital en el Perú, destina sus productos hacia diversos sectores económicos del país, como minería, construcción, pesca, agricultura, hidrocarburos, energía, industria y transporte.

Es la única distribuidora de Caterpillar en el Perú a la cual representa desde 1942.

Además de máquinas y motores Caterpillar, Ferreyros comercializa una amplia gama de productos de otras marcas líderes como perforadoras Atlas Copco Drilling Solutions, tractores y cosechadoras Massey Ferguson, compresoras Ingersoll Rand, molinos de arroz Zaccaría, camiones Kenworth e Iveco, entre otras.

En el 2005, los productos Caterpillar representaron el 92% de la venta total de la compañía.

Para proveer el servicio post venta que ofrece a sus clientes, la empresa dispone de una amplia red de talleres ubicados a lo largo del territorio nacional, los mismos que cuentan con equipos de alta tecnología a cargo de mecánicos calificados y permanentemente entrenados.

Asimismo, para garantizar el abastecimiento de repuestos de todas las líneas que distribuye, la empresa cuenta con almacenes y centros de distribución de repuestos en todas sus sucursales así como en ubicaciones estratégicas en donde sus principales clientes realizan sus actividades.

## 1.8 Panorama de sectores económicos claves e importaciones

La comercialización de bienes de capital en el Perú depende del comportamiento de los principales sectores económicos del país. El buen nivel de crecimiento de la economía en el 2005 y en particular el comportamiento de los sectores minería, construcción y pesca impulsaron la compra de maquinaria, repuestos y servicios.

El incremento de la demanda se refleja en las importaciones de bienes de capital que mostraron un crecimiento de 21.5% en el año. Una vez más, Ferreyros ocupó el primer lugar en las estadísticas de Superintendencia General de Aduanas.

## 1.9 Competencia

La amplitud de las líneas de productos que distribuye Ferreyros, da lugar a que la compañía compita de manera segmentada con gran número de proveedores que representan diversas marcas. Gracias a la preferencia de los clientes, Ferreyros lidera casi todos los segmentos de mercado en los que participa.

En camiones de fuera de carretera para la Gran Minería compite con Komatsu y Terex.

En maquinaria de movimiento de tierra, los principales competidores son Komatsu,

Volvo, Hyundai , Case y Daewoo.

En motores diesel compite con Detroit Diesel, Cummins, FG Wilson y Volvo. En motores de combustible pesado con Wartsila y Man. En motores a gas con Wartsila y Waukesha.

En la línea agrícola, los principales competidores son John Deere y Ford New Holland.

En compresoras portátiles de aire, la competencia es Sullair y Atlas Copco, en perforadoras para minería la línea de perforadoras de Atlas Copco, compite con Sándvik Drilltech, Reeddrill y Bucyrus.

Los cargadores de minería subterránea Caterpillar compiten con Atlas Copco y Sándvik Tamrock.

En camiones tanto en el mercado de volquetes como tracto camiones Ferreyros participa con sus marcas Kenworth e Iveco, compitiendo con Volvo, Scania, Mercedes Benz y Freightliner y Volkswagen.

En las líneas de repuestos de las diversas marcas que comercializa, la empresa enfrenta la competencia de empresas que distribuyen repuestos no genuinos en pequeños segmentos de mercado.

## 2. GESTIÓN FINANCIERA

### 2.1 Evolución de los activos

Los activos de la empresa sufrieron incremento, en los rubros de existencias, y cuentas por cobrar comerciales.

**Existencias**


60,000
40,000
20,000
0

| | 2001 | 2002 | 2003 | 2004 | 2005 |
|---|---|---|---|---|---|
| ■PRIME PRODUCT | 38,141 | 47,010 | 40,773 | 42,030 | 46,456 |
| ■REPUESTOS | 22,263 | 21,612 | 23,646 | 22,973 | 29,403 |

En miles de dólares

El aumento en existencias fue del 24 % debido a una mayor compra de maquinaria, equipos y repuestos, para atender las mayores ventas en función de una mayor demanda y para evitar un probable desabastecimiento de máquinas por los plazos largos de producción y despacho de las fábricas de los proveedores.

Dado el incremento en los niveles de inventario de repuestos, se obtuvo una rotación ajustada de 3.8 en comparación con la rotación del 4.1 del año pasado.

La cuenta por cobrar se incrementó a fines del ejercicio debido fundamentalmente al financiamiento transitorio de corto plazo a determinados clientes, operaciones que serán transferidas a Caterpillar International Services del Peru (CISPSA) para ser convertidas en leasings operativos.

El nivel de crédito directo Ferreyros en relación con la venta de equipos disminuyó porcentualmente habiéndose financiado el 10% de las ventas a 3 años en lugar del 25% financiado en años anteriores. Esta reducción se debió en gran parte a la activa participación de Caterpillar Financial que sustituyó a la empresa en el otorgamiento de numerosos créditos a clientes y a la actividad de los bancos locales.

La rotación de cuentas por cobrar comerciales por la venta de repuestos, servicios y alquileres disminuyó de 47 a 45 días en promedio, habiéndose logrado niveles de morosidad muy por debajo de lo alcanzado en años anteriores.

El índice de morosidad de la cartera corriente neta de provisiones mayor a 30 días fue de 1.9% en lugar del 3% obtenido en el 2005.

Así mismo, el cargo anual por provisión de cuentas de cobranza dudosa se redujo de US $4.3 millones en el 2004 a US$1.9 millones en el 2005. Con el monto provisionado se cubre el 100% de las cuentas de clientes con planes de reestructuración en el ámbito de Indecopi.

Al final del ejercicio el saldo de Caja Bancos fue de S/11.5 millones, destinados a atender obligaciones y gastos operativos en moneda nacional durante los primeros días del año 2006. Para atender pago de deudas en dólares se realiza operaciones de cambio de moneda en el mercado spot.

## 2.2 Inversiones en acciones de empresas

En los activos de la empresa figura la participación en el capital social de seis empresas subsidiarias en las que posee al 31 de diciembre de 2005 la siguiente participación accionaria:

| Subsidiaria | Participación |
|---|---|
| ORVISA SA | 99.00% |
| UNIMAQ SA | 99.99% |
| FIANSA | 99.00% |
| DEPOSITOS EFE | 99.86% |

| | |
|---|---|
| MOTORINDUSTRIA | 99.99% |
| DOMINGO RODAS | 99.89% |

**ORVISA**

Fundada en el año 1974 se ha consolidado como la primera empresa comercializadora de bienes de capital en la amazonía peruana. Desde su oficina principal en Iquitos y sus sucursales en Tarapoto, Pucallpa, Puerto Maldonado , Huaypetue y Bagua atiende con productos y servicios a los sectores agrícola, transporte, forestal e hidrocarburos principalmente.
Desde el año 2004 cuenta con una filial Orvisa Servicios Tecnicos SAC que desarrolla proyectos y brinda servicios de mantenimiento a clientes en el mercado petrolero.

En el 2005 Orvisa generó ingresos por S/. 58.5 millones y una utilidad de S/ 5.8 millones.

**UNIMAQ S.A.**

Inició operaciones el 16 de Febrero de 1,999 siendo su giro de negocio la comercialización de bienes y servicios para los sectores de minería, construcción, industria y pesca. Cuenta para ello con la representación de líneas que son líderes en sus mercados.

En el 2005 generó ingresos por S/.53.2 millones y una utilidad neta de S/.1.7 millones.

**FIANSA S.A.**

Es una empresa metalmecánica dedicada a la fabricación de estructuras de acero como, tanques de almacenamiento, estructuras para grúa puente, compuertas, torres metálicas, etc.
Así mismo confecciona tableros eléctricos y efectúa instalaciones electromecánicas.

La planta se encuentra en la ciudad de Trujillo y posee maquinarias y equipos modernos que permiten una capacidad de fabricación de 300 tn/mes. Su departamento de diseño e ingeniería está equipado con tecnología moderna y cuenta con un staff de profesionales y técnicos capacitado.

En el 2005 Fiansa generó ingresos por S/ 27.0 millones y una pérdida de S/ 1.9 millones, producto de diferencias en la ejecución de una de las principales obras contratadas y que confrontó problemas de presupuestación y errores en la ejecución.

**DEPÓSITOS EFE S.A.**

La empresa se constituyó en el año 1983 para dar apoyo a las operaciones de importación de Ferreyros. El giro de su negocio hoy es proporcionar servicio de almacenaje a terceros como depósito aduanero, depósito simple o de campo, dedicándose este último a la atención de warrants de mercadería.

En el 2005 Depósitos Efe generó ingresos por S/. 2. 0 millones y una utilidad neta de S/. 0.5 millones.

**DOMINGO RODAS S.A.**

Es una empresa de acuicultura constituida en 1979 en la Provincia de Tumbes, Balneario de Playa Hermosa, dedicada a la siembra, cultivo y exportación de langostinos. Posee 250,97 has. de producción, habiendo llegado a producir cerca de 700 toneladas anuales de langostinos.

En el 2005 Domingo Rodas generó ingresos por S/.10.5 millones y una utilidad de 300 mil soles, que por la estacionalidad del negocio, no incluye los resultados de la cosecha retrasada de un lote importante de langostinos que se producirán a inicios del 2006.

Si bien en el momento de su constitución esta compañía era parte de una estrategia de diversificación hacia el comercio de exportación, hoy ha perdido significado dentro de la concentración de Ferreyros en el negocio de bienes de capital, por lo que su permanencia dentro de la organización está en proceso de revisión.

**MOTORINDUSTRIA.**

Constituida en 1987, su actividad económica original fue el desarrollo de la actividad industrial terminal de producción de vehículos automotrices, así como la venta de repuestos y servicios. La Junta General de Accionistas en 1995 acordó la suspensión temporal de sus actividades encargando, a partir de octubre de 1995, la administración de Motorindustria a Ferreyros. El 1ro. de julio de 1998 la Junta General de Accionistas acordó su reactivación y actualmente su actividad principal es la prestación de servicios de maquinado para la recuperación de componentes de maquinaria. Su actividad está muy ligada al Centro de Remanufactura de Componentes de Ferreyros. En el 2006 las operaciones de esta empresa serán incorporadas a Ferreryos S.A.A. mediante un proceso de escisión.

En el 2005 Motorindustria generó ingresos por S/. 24.5 millones y una utilidad neta de S/. 3.8 millones.

**Otras inversiones**

La compañía mantiene su participación accionaria de 13.79% en La Positiva Seguros y Reaseguros SAA, una empresa constituida en la ciudad de Arequipa en el Perú en el año 1937, cuya actividad económica principal es la prestación de servicios de seguros en general.

**2.3 Evolución de los pasivos**

Con el objetivo de consolidar la estructura financiera de la empresa, se desarrolló acciones encaminadas a reducir pasivos y gastos financieros, reducir el crédito directo de mediano plazo a sus clientes y mejorar de eficiencia operativa de las compras para minimizar costos administrativos.

A pesar de ello los gastos financieros aumentaron en 10% debido a la tendencia al alza de las tasas de interés. La tasa LIBOR a 180 días que en el 2004 estuvo en 1.22% pasó a niveles de 2.78% en diciembre de ese año y llegó a finales del 2005 a 4.68%. Con el fin de impedir un mayor encarecimiento de la deuda por éste motivo, se efectuó una reestructuración de las fuentes de financiamiento utilizadas, privilegiando aquellas en las cuales se pudiera lograr menor tasa de interés, y se trató de fijar la tasa de interés, a diferencia de años anteriores en que se dio preferencia a la tasa variable.



Evolución tasa LIBOR 180 días
06-ene
4.68


Si bien los gastos financieros tuvieron un ligero incremento que los llevó a US $8.4 millones, se han mantenido muy por debajo de los niveles alcanzados en años anteriores, registrándose una progresiva reducción anual desde el 2001 en que alcanzó el nivel de US $16.5 millones.

Por otra parte, la deuda financiera, denominada así por ser aquella que genera intereses, aumentó en US $ 2.8 millones respecto al año anterior. Sin embargo debe considerarse que en el transcurso del ejercicio, se ha cancelado bonos de titulización del Patrimonio Fideicometido II que como tales, no estaban registrados en los pasivos de Ferreyros, por lo que en términos reales se podría considerar que la deuda financiera vinculada a la operación se ha reducido de US $ 110 a US $ 109.

Dentro de los préstamos tanto de largo como de corto plazo, se considera los créditos bancarios y los de instituciones financieras locales y del exterior, así como el endeudamiento a través del mercado de capitales, que en este año se ha concentrado en bonos corporativos.

Al cierre del año 2005 el ratio de endeudamiento aumentó en comparación al del año 2004 de 1.52 a 1.65, debido no sólo a las variaciones de la deuda financiera, sino al incremento de tributos por pagar, Certificados de Tiempo de Servicios (CTS), ganancias diferidas y participaciones por pagar a trabajadores. Así mismo se ha incrementado la deuda por pagar a afiliadas, básicamente por una deuda comercial no vencida a la filial Motorindustria por US$ 2 millones. Debe mencionarse, sin embargo, que el ratio de endeudamiento obtenido se enmarca

correctamente dentro del objetivo de la empresa de mantenerlo por debajo de 2.

El ratio corriente sigue mejorando, pasando de 1.49% en diciembre del 2004 a 1.65% en diciembre 2005 debido en gran parte a la estrategia de sustituir deuda a corto plazo por deuda a mediano plazo. De ésta manera el pasivo a corto plazo que era de 52% del total de pasivos financieros, disminuyó a 45%.



100%
95%
90%
85%
80%
75%
70%
65%
60%
55%
50%
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
2003
2004
2005
No corriente
Corriente


## 2.4 Fuentes de Financiamiento

La principal variación en la estrategia de financiamiento fue la de retomar créditos bancarios, los mismos que se han caracterizado por tasas de interés más competitivas que las ofertadas por las fuentes de financiamiento del exterior.

El saldo de préstamos bancarios pasó de US $6 millones en diciembre del 2004 a US $ 32 millones en diciembre del 2005, en sustitución de otros pasivos más onerosos.

La otra fuente de financiamiento que se ha visto incrementada es la del mercado de capitales. Durante el 2005 se dio preferencia a la colocación de bonos corporativos, habiéndose efectuado dos emisiones dentro del primer programa que fuera registrado en marzo de 2004.

Con estas colocaciones, la participación total de la empresa en el mercado de capitales llegó a US $55 millones durante el 2005, a pesar de que se canceló la serie A de la cuarta emisión de US $15 millones y que en Septiembre se canceló el saldo total ascendente a US $4 millones de bonos de titulización.

## BONOS CORPORATIVOS

### 1. Emisiones Registradas Vigentes

| | |
|---|---|
| Instrumento | CUARTA EMISION BONOS CORPORATIVOS<br>RESOLUCION CONASEV 056-2002-EF/94.10 |
| Clase | Nominativos e indivisibles anotados en cuenta en CAVALI |
| Monto registrado | US$ 30'000,000 |
| Valor nominal | US$ 1,000 cada uno |
| Series | Una o más |
| Plazo | 3 años |
| Periodicidad de pago de intereses | Trimestre vencido |
| Amortización | 100% del capital al vencimiento del tercer año |

### Colocaciones vigentes de la Cuarta Emisión

**1. En abril del 2003 se colocó la serie A por US$10'000,000 con las siguientes características**

| | |
|---|---|
| Monto de la emisión | $10,000,000 |
| Fecha de emisión | 07 de abril del 2003 |
| Fecha de redención | 07 de abril del 2006 |
| Tasa de interés de la colocación | 6.25% nominal anual, con un año de base de 360 |

**2. En abril del 2003 se colocó la serie B por US$5'000,000 con las siguientes características**

| | |
|---|---|
| MMonto de la emisión | $5,000,000 |
| Fecha de emisión | 25 de julio del 2003 |
| Fecha de redención | 25 de julio del 2006 |
| **Tasa de interés de la colocación** | 4.5% nominal anual, con un año de base de 360 **días** |

### 2. Programa Registrado Vigente

| | |
|---|---|
| Instrumento | PRIMER PROGRAMA BONOS CORPORATIVOS<br>RESOLUCION CONASEV 028-2004-EF/94.11 |
| Monto máximo de emisión | US$50'000,000 |
| Vigencia | 2 años renovables |

**SERIES INSCRITAS DEL PRIMER PROGRAMA**

| | |
|---|---|
| Instrumento | Primera Emisión del Primer Programa<br>RESOLUCION CONASEV 028-2004-EF/94.11 |
| Clase | Nominativos e indivisibles en cuenta en CAVALI ICLV SA |

| | |
|---|---|
| Monto registrado | US$ 15'000,000 |
| Valor nominal | US$ 1,000 cada uno |
| Series | Una o más |
| Plazo | 3 años |
| Periodicidad de pago de intereses | Trimestre vencido |
| Amortización | 100% del capital al vencimiento del tercer año |

| | |
|---|---|
| Instrumento | Segunda Emisión del Primer Programa |
| Clase | Nominativos e indivisibles en cuenta en CAVALI ICLV SA |
| Monto registrado | US$ 15'000,000 |
| Valor nominal | US$ 1,000 cada uno |
| Series | Una o más |
| Plazo | 4 años |
| Periodicidad de pago de intereses | Trimestre vencido |
| Amortización | 100% del capital al vencimiento del tercer año |

| | |
|---|---|
| Instrumento | Tercera Emisión del Primer Programa |
| Clase | Nominativos e indivisibles en cuenta en CAVALI ICLV SA |
| Monto registrado | US$ 35'000,000 |
| Valor nominal | US$ 1,000 cada uno |
| Series | Una o más |
| Plazo | 5 años |
| Periodicidad de pago de intereses | Trimestre vencido |
| Amortización | 16 pagos trimestrales iguales a partir del segundo año |

| | |
|---|---|
| Instrumento | Cuarta Emisión del Primer Programa |
| Clase | Nominativos e indivisibles en cuenta en CAVALI ICLV SA |
| Monto registrado | US$ 35'000,000 |
| Valor nominal | US$ 1,000 cada uno |
| Periodicidad de pago de intereses | Trimestre vencido |
| Plazo | 3 años |

## Colocaciones vigentes del Primer Programa

1. En julio del 2004 se colocó la serie A de la primera emisión por US$7'500,000 con

| | |
|---|---|
| Monto de la emisión | $7,500,000 |
| Fecha de emisión | 13 de julio del 2004 |
| Fecha de redención | 13 de julio del 2007 |
| Tasa de interés de la colocación | 6.4375% nominal anual, con un año de base de 360 días |

2. En noviembre del 2004 se colocó la serie B de la primera emisión por US$7'500,000

las siguientes características

| | |
|---|---|
| Monto de la emisión | $7,500,000 |
| Fecha de emisión | 15 de noviembre del 2004 |
| Fecha de redención | 15 de noviembre del 2007 |
| Tasa de interés de la colocación | 6.00% nominal anual, con un año de base de 360 días |

3. En setiembre del 2005 se colocó la cuarta emisión por US$15'000,000 con las siguientes Características

| | |
|---|---|
| Monto de la emisión | $15,000,000 |
| Fecha de emisión | 21 de setiembre del 2005 |
| Fecha de redención | 21 de setiembre del 2008 |

| | |
|---|---|
| **Tasa de interés de la colocación** | 5.8125% nominal anual, con un año de base de 360 días |

| | |
|---|---|
| **4. En octubre del 2005 se colocó la tercera emisión por US$10'000,000 con las siguientes características** | |
| **Monto de la emisión** | $10,000,000 |
| **Fecha de emisión** | 21 de octubre del 2005 |
| **Fecha de redención** | 21 de octubre del 2010 |
| **Tasa de interés de la colocación** | 6.00% nominal anual, con un año de base de 360 días |

## Instrumentos de corto plazo.

Luego de que venciera en enero 2004 la vigencia del Primer Programa de Papeles Comerciales Ferreyros, quedó inscrito en el Registro Público del Mercado de Valores el Segundo Programa de Instrumentos de Corto Plazo Ferreyros, Resolución CONASEV N° 083-2003-EF/94.11, hasta por un monto máximo en circulación de US $ 30 millones o su equivalente en soles.

Durante el 2005 no se realizó emisiones de papeles comerciales pues el requerimiento de capital de trabajo fue cubierto por los excedentes de caja y por financiamiento a corto plazo de entidades bancarias locales.

## 2.5 Garantías, avales y fianzas otorgadas

Al 31 de diciembre del 2005, la compañía ha disminuido el nivel de garantías reales (prendas e hipotecas) a favor de instituciones financieras.

Las garantías hipotecarias disminuyeron en más del 100% al descender de US $ 25 millones a US $11.5 millones el monto total de activos hipotecados por la empresa para el respaldo de créditos a largo plazo, en particular con Caterpillar Financial Services, a través del prepago efectuado de US $10 millones a esta institución y a la reestructuración del respectivo contrato de hipoteca. Esta operación permitió no sólo liberar garantías sino fijar la tasa de interés en 7% a 5 años, a niveles por debajo de la tasa original del financiamiento.

Por otra parte las garantías prendarias sobre equipos de la flota de alquiler disminuyeron de US $ 5.1 millones a US $1.6 millones y se levantó todas las garantías en warrants sobre inventarios que ascendían a US $ 2.4 millones. Esta disminución en garantías otorgadas por créditos a mediano plazo se debe a que se obtuvo un importante financiamiento bancario con el único respaldo de garantías sobre letras en cobranza por el 30% del monto financiado.

## 2.6 Contingencias y compromisos

Al 31 de diciembre del 2005, la Compañía tiene las siguientes contingencias tributarias:

a) En diciembre del 2005, la Compañía recibió acotaciones tributarias por el impuesto a la Renta e Impuesto General a las Ventas de S/. 16.6 millones, incluido multas e

intereses por el ejercicio 2001 , sobre el cual se ha presentado un recurso de reclamación ante la Administración Tributaria.

b) En abril del 2003, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2000 por un total de S/. 4.7 millones, incluido multas e intereses, por las cuales la Compañía presentó un recurso de apelación al Tribunal Fiscal, que todavía no está resuelto.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales considera que dichas acotaciones son improcedentes y que el resultado final será favorable a la Compañía.

Cabe mencionar que, en febrero del 2003, la Compañía recibió una acotación tributaria por S/. 2.3 millones, incluido multas e intereses, por supuesta omisión en el pago de regularización del Impuesto a la Renta del año 2000. Dicha acotación fue declarada improcedente por el Tribunal Fiscal mediante Resolución emitida en septiembre del 2005.

Asimismo, al 31 de diciembre del 2005, la Compañía tiene otorgados avales y fianzas por un monto total que representa el 23.9% del patrimonio, de acuerdo a los siguientes compromisos:

A) Avales por US $ 11.5 millones y US $ 7.3 millones, que garantizan operaciones de crédito de afiliadas y de operaciones de compra de terceros, respectivamente.

b) Fianzas bancarias a favor de entidades financieras por US$ 3.1 millones que garantizan transacciones diversas.

Finalmente, debe señalarse que como parte de la transacción efectuada en diciembre del 2003, por la cual la compañía vendió el total de su participación accionaria en Matreq Ferreyros S.A., la empresa se comprometió a pagar al comprador una suma entre US $ 1 millón y US $ 4 millones en función de las utilidades brutas a obtener por dicha empresa, si es que éstas no alcanzaban los US $ 45 millones en los primeros ocho años contados a partir de la fecha de la transacción. De efectuarse el pago total o parcial, sería al término del período establecido y sin cargo financiero. En el 2005, la Compañía registró un débito a resultados por S/. 1.6 millones como consecuencia de no haberse logrado las utilidades proyectadas en Matreq en los dos primeros años.

## 2.7 Procesos Legales

La compañía se ha constituido en parte de ciertos procesos legales que surgieron en el curso normal de sus actividades, la mayoría de los cuales, ni individual ni colectivamente, puede considerarse importante. Debe señalarse, sin embargo, que al cierre del ejercicio la compañía mantiene en proceso de reclamación seis juicios por concepto de indemnización por responsabilidad civil extracontractual iniciado por terceros por US$ 1.0 millones. La Gerencia de la Empresa, basada en la opinión desus asesores legales considera que estos juicios son improcedentes y que el

resultado final será favorable a la Compañía.

## 3. ASPECTOS INSTITUCIONALES

### 3.1 El directorio

Hasta el 22 de marzo del 2005 los miembros del directorio de Ferreyros SAA fueron las siguientes personas:

| | |
|---|---|
| Carlos Ferreyros Aspillaga | Presidente |
| Eduardo Montero Aramburú | Vicepresidente |
| Luis Moreyra Ferreyros | Director |
| Juan Manuel Peña Roca | Director |
| Carlos Muñoz Torcello | Director |
| Jorge Picasso Salinas | Director |
| Andreas von Wedemeyer Knigge | Director |
| Oscar Espinosa Bedoya | Director Gerente General |

En cumplimiento con lo señalado en el artículo 32 del estatuto de la empresa, y habiendo cumplido el directorio tres años en el cargo, la Junta General de Accionistas del 22 de marzo del 2005 eligió directores por el período 2005-2008. El nuevo directorio quedó conformado como sigue:

| | |
|---|---|
| Carlos Ferreyros Aspillaga | Juan Manuel Peña Roca |
| Eduardo Montero Aramburú | Juan Prado Bustamante |
| Hernán Barreto Boggio | Andreas von Wedemeyer Knigge |
| Aldo Defilippi Traverso | Oscar Espinosa Bedoya |

Los miembros del directorio en su primera sesión realizada el 30 de marzo del 2005 eligieron como presidente a Carlos Ferreyros Aspíllaga y como vicepresidente a Eduardo Montero Aramburú.

### Grados de vinculación

Al 31 de diciembre del 2005, no existe grado de vinculación (por afinidad o consanguinidad) entre los directores, ni entre ellos y los miembros de la plana gerencial.

Los señores Carlos Ferreyros Aspillaga, Oscar Espinosa Bedoya , Juan Manuel Peña Roca y Andreas von Wedemeyer Knigge son directores en La Positiva Compañía de Seguros y Reaseguros, empresa que es accionista de Ferreyros con más del 5% del capital social.

Los señores Oscar Espinosa Bedoya , Juan Manuel Peña Roca y Andreas von Wedemeyer Knigge son a su vez directores en AFP Profuturo, administradora de un fondo de pensiones que es accionista de Ferreyros con más del 5% del capital social.

Los directores de la empresa considerados directores independientes, dado que no tienen ningún grado de vinculación con la administración de la empresa ni con los accionistas principales son:

Eduardo Montero Aramburu
Hernan Barreto Boggio
Aldo Defilippi Traverso
Juan Prado Bustamante

**<u>Órganos especiales conformados y constituidos al interior del directorio.</u>**

El Directorio cuenta con tres comités:
- el Comité de Dirección General, y Gobierno Corporativo
- el Comité de Auditoría
- el Comité de Desarrollo Organizacional y de Recursos Humanos

Cada comité está constituido por tres directores como mínimo, siendo por lo menos uno de ellos director independiente, tal como lo define el principio V, literal e.1 de gobierno corporativo. El Presidente del Directorio, el Vice Presidente y el Gerente General participan en todos los comités.

Los comités se reúnen con una periodicidad trimestral o semestral.

El Comité de Dirección General y Gobierno Corporativo reemplaza al Comité de Directorio, creado en Julio de 1993 y su principal función es la de actuar como órgano de consulta de la Gerencia para el manejo general de la empresa, así como de supervisión por delegación del Directorio. En particular, tiene las siguientes funciones:
a. Revisar los planes estratégicos y los planes anuales de negocios.
b. Evaluar con detenimiento el funcionamiento de las empresas filiales.
c. Formular recomendaciones al directorio sobre políticas de inversiones, así como adquisiciones y enajenaciones de activos fijos.
d. Supervisar la política de información de hechos de Importancia e información privilegiada y reservada.
e. Evaluar y dar directivas sobre los niveles de endeudamiento de la empresa así como sobre la estructura de los pasivos, haciendo un seguimiento de los avales que otorga.
f. Evaluar periódicamente el estado de situación de los créditos otorgados por la empresa.
g . Funcionar como órgano de asesoramiento y consulta de la gerencia en temas que sean sometidos a su consideración.

Lo conforman los señores Carlos Ferreyros Aspíllaga, Eduardo Montero Aramburu, Oscar Espinosa Bedoya, Juan Manuel Peña, Roca y Hérnán Barreto Boggio.

El Comité de Auditoria tiene como función principal supervisar la integridad de los sistemas contables y analizar el informe de los auditores externos sobre los estados financieros.
En particular, tiene las siguientes funciones :

a. Supervisar la integridad de los sistemas contables a través de la auditoria externa apropiada.
b. Revisar y analizar periódicamente los estados financieros de la empresa.
c. Revisar los informes de auditoria externa sobre los estados financieros.
d. Supervisar el plan de trabajo anual del auditor interno y recibir los informes relevantes.
e. Proponer la designación de auditores externos.

Lo conforman los señores Carlos Ferreyros Aspíllaga, Eduardo Montero Aramburu, Oscar Espinosa Bedoya, Andreas von Wedemeyer Knigge y Juan Prado Bustamante.

Finalmente, la función principal del Comité de Desarrollo Organizacional y Recursos Humanos es la de asesorar a la Gerencia en la adopción de políticas generales de recursos humanos siendo sus funciones particulares las siguientes:
a. Supervisar los programas de desarrollo organizacional a través de informes sobre la estructura administrativa y los programas de recursos humanos.
b. Supervisar los programas de administración de desempeño, la política salarial, así como las de capacitación y desarrollo, entre otras.
c. Asesorar al Presidente del Directorio en la determinación de la escala de remuneración de los ejecutivos principales.
d. Aprobar la contratación de los ejecutivos principales y supervisar su desempeño.

Lo conforman los señores Carlos Ferreyros Aspíllaga, Eduardo Montero Aramburu, Oscar Espinosa Bedoya y Aldo Defilippi Traverso.

## 3.2 La Gerencia

### Trayectoria Profesional de los Principales Ejecutivos

**Oscar Espinosa Bedoya**
Director Gerente General de Ferreyros desde el año 1983 Ingresó a la compañía en 1981.
Ingeniero civil de la Universidad Nacional de Ingeniería. Master en las universidades de North Carolina State y Harvard University y diplomas de especialización en el ISVE, Italia, CEO Management Program de Kellog School de la Northwestern University y PAD de la Universidad de Piura en estudios de ingeniería, economía y administración de empresas.
Ha ocupado importantes cargos directivos y gerenciales en Cofide, Banco Mundial y Banco Internacional del Perú y otras entidades financieras.
Actualmente es miembro de los directorios de varias empresas, entre las que se puede señalar La Positiva Compañía de Seguros y Reaseguros, y AFP Profuturo, así como de gremios empresariales.
Es miembro del Consejo Directivo de TECSUP, vicepresidente de la Asociación Pro Universidad del Pacífico y miembro del Patronato de la Universidad Ruiz Montoya. Es premio IPAE 1999.

**Mariela Garcia Figari**
Gerente General Adjunta de Ferreyros desde enero de 2005. Ingresó a la compañía en 1988 y ha desempeñado varios cargos, entre ellos la Gerencia de la División Finanzas desde el 2001 hasta enero del 2005.
Es licenciada en economía de la Universidad del Pacífico.
Actualmente es miembro de la Asociación Procapitales en la cual preside el Comité de Gobierno Corporativo.
Ha sido investigadora y miembro del comité editorial de publicaciones Consorcio La Moneda y del directorio de Ipae.

**Hugo Sommerkamp Molinari**
Gerente Central de Control de Gestión y Sistemas desde julio del 2001. Ingresó a la compañía en 1985 y desempeñó hasta 1990 el cargo de Gerente de Contraloría de las compañías filiales. Entre 1990 y 1996 trabajó en Paraguay como Director Financiero de las diferentes subsidiarias del grupo ECOM (Lausanne Suiza). Se reincorporó a Ferreyros en el año 1996 para desempeñar el cargo de Gerente de División de Administración y Finanzas, el cual ocupó hasta el 2001.

Es contador público colegiado de la Universidad Católica del Perú con cursos de especialización en el Perú y el extranjero.

**Jose Miguel Salazar Romero**
Gerente Central de Relaciones con Clientes y Desarrollo Comercial desde el 2004. Ingresó a la compañía en 1969 y desempeñó hasta 1990 diferentes cargos en áreas comerciales y financieras, llegando a ser Gerente de División Finanzas en 1988. Entre 1990 y 1995 ocupó cargos similares en otras empresas del medio. Se reincorporó a la organización Ferreyros en el año 1996 para desempeñar el cargo de Gerente General de Matreq Ferreyros SA, distribuidor exclusivo de Caterpillar en Bolivia y empresa que fuera subsidiaria de Ferreyros hasta abril del 2003.
Entre 2003 y 2004 ocupó la Gerencia de División Minería.
Ha participado en cursos en el país y seminarios organizados por Caterpillar.

**Larry C. Gregory**
Gerente de División de Negocios Gran Minería desde que ingresó a la compañía en noviembre del 2004.
Trabajó durante 18 años en Caterpillar, desempeñando diferentes cargos. En los últimos años se desempeñó como Gerente Comercial de Minería para Western Canada y Pacific Northwest y Gerente de Marketing, Repuestos y Servicios para Caterpillar Americas.
Es bachiller en ciencias y master en ciencias en ingeniería y gerencia forestal.

**Raúl Alfaro Vives**
Gerente de División de Negocios de Construcción y Minería desde octubre del 2005. Ingresó a la compañía en 1994, ha desempeñado varios cargos en el área comercial y ha sido Gerente de Ventas de Máquinas y Equipos .

Es ingeniero mecánico por la Universidad Católica del Perú y magíster en administración, graduado de la Escuela de Administración de Negocios (ESAN).

**Luis Bracamonte Loayza**
Gerente de División de Negocios de Agricultura y Transporte desde octubre de 2005. Ingresó a la compañía en 1980, desempeñando diversos cargos de importancia como la Subgerencia de Créditos Y Cobranzas, la Gerencia de la Divisón Sucursales, para posteriormente asumir la Gerencia de División Agrícola. Actualmente mantiene a su cargo la supervisión de las sucursales.
Realizó estudios universitarios en la Universidad de Lima y obtuvo diplomas de especialización en la escuela de Administración de Negocios (ESAN ) y en el programa de alta gerencia del Instituto de INCAE Costa Rica.

**José López Rey Sánchez**
Gerente de División de Soporte al Producto desde el 2001. Ingresó a la compañía en 1981, fue Gerente de Servicios desde 1994 hasta 1998 y Gerente de Repuestos y Servicios desde 1999 hasta el 2001.
Es ingeniero mecánico de la Universidad Nacional de Ingeniería y ha seguido cursos de administración y contabilidad gerencial en ESAN.

**Patricia Gastelumendi Lukis**
Gerente de División de Administración y Finanzas desde enero del 2005. Ingresó a la compañía en 1987.
Después de desempeñar diferentes funciones en el área de créditos y cobranzas , ocupó la Gerencia de Créditos desde el año 1998.
Es licenciada en Administración de Empresas de la Universidad de Lima, ha seguido cursos de especialización en Esan y es Master en administración de empresas egresada de la escuela de negocios INCAE y la Universidad Ibáñez de Chile.

**Víctor Astete Palma**
Gerente de División de Contraloría desde 1996.
Ingresó a la compañía en 1977 y ha ocupado diferentes cargos en las gerencias de contabilidad, presupuesto, asesoría contable y contraloría de inversiones.
Es contador público colegiado de la Universidad Nacional Mayor de San Marcos y ha seguido diversos cursos de especialización en el Perú y en el extranjero.

**Andrés Gagliardi Wakeham**
Gerente de División de Recursos Humanos desde 1986. Anteriormente, entre 1973 y 1980 ocupó la Subgerencia y Gerencia de Relaciones Industriales de Laboratorios Efesa, cuando ésta era empresa filial de Ferreyros. Ha desempeñado cargos similares en otras empresas de prestigio. Es licenciado en relaciones industriales de la Universidad San Martín de Porres y ha seguido diversos cursos y programas de su especialidad.

**Raúl Vásquez Erquicio**
Gerente de División de Auditoría Interna desde 1978 en que ingresó a la compañía. Anteriormente fue Gerente Administrativo - Financiero de la Cía. Pesquera Estrella del Perú y Gerente de Auditoría de Arthur Andersen y Co.
Tiene el grado de bachiller en ciencias económicas y comerciales y el título de

contador público colegiado en la Universidad Nacional Mayor de San Marcos. Ha sido Presidente del Instituto de Auditores Internos del Perú, Director Distrital para Latinoamérica del The Institute of Internal Auditors (USA) y Presidente de la Federación Latinoamericana de Auditores Internos. Es expositor internacional sobre temas de su especialidad.

**Carlos Dongo Vasquez.**
Gerente del Centro de Reparación de Componentes desde el 2005 y Gerente General de Motorindustria desde 2002.
Ingresó a la compañía en 1979 y ha ocupado diversos cargos en el área comercial y de servicios. Ocupó la Gerencia de Ventas de Repuestos y Servicios, y la Gerencia de División de Máquinas y Motores.
Es Ingeniero Mecánico por la Universidad Católica del Perú.

## Remuneraciones de los miembros del Directorio y de la plana gerencial

En el 2005 el monto total de las remuneraciones de los miembros del Directorio y de la plana gerencial representa el 0.99% de los ingresos brutos de la Compañía.

## 3.3 Los recursos humanos

Los aspectos relativos a la administración del personal de la Compañía se encuentran a cargo de la Gerencia de la División de Recursos Humanos. Al finalizar el 2005, laboraban en la compañía 1,132 trabajadores permanentes tanto en su oficina principal como en provincias.
La variación de dicho personal en los 2 últimos años fue como sigue:

| | | | | Variación | |
|---|---|---|---|---|---|
| | 2005 | 2004 | 2003 | 2005/2004 | 2004/2003 |
| **Permanente:** | | | | | |
| **Personal ejecutivo** | 35 | 34 | 33 | 1 | 1 |
| **Personal técnico** | 444 | 443 | 376 | 1 | 67 |
| **Empleados y vendedores** | 150 | 141 | 143 | 9 | -2 |
| **Obreros** | 503 | 641 | 592 | -138 | 49 |
| **Subtotal** | 1132 | 1259 | 1144 | -127 | 115 |
| **Eventual** | 42 | 51 | 25 | -9 | 26 |
| **Total** | 1174 | 1310 | 1169 | -136 | 141 |

El clima laboral en Ferreyros es de gran armonía, caracterizándose por una identificación de los trabajadores con los objetivos de la empresa. Las relaciones entre empresa y trabajadores son buenas no habiéndose experimentado huelgas o disputas importantes. El Sindicato de Empleados, que por muchos años tuvo vigencia, dejó de existir en 1993. El Sindicato de Obreros-Lima está conformado por un total de 129 trabajadores afiliados y el Sindicato de Obreros-Yanacocha se desactivó voluntariamente.

A partir de inicios del año 2005, la Gerencia de División de Recursos Humanos, con la participación de asesores externos especializados en el tema, viene desarrollando los programas de desarrollo humano y organizacional en base a un modelo de gestión de recursos humanos que incluye la revisión integral del sistema de categorías.

El modelo de gestión abarca dos importantes aspectos:
1. La mejora en los procesos para el reclutamiento , selección e inducción de personal.
2. La creación del programa de evaluación de desempeño (PAD), revisión de los procesos de capacitación y establecimiento de las líneas de carrera del personal.

Por otra parte, se ha continuado con la conducción del programa integral de seguridad, de salud y de higiene ocupacional, habiéndose ampliado su aplicación en el transcurso del año a las oficinas de Huaraz y Trujillo, así como a las empresas filiales de Ferreyros.

La compañía sigue manteniendo programas de bienestar social y de vivienda en favor de sus trabajadores, habiendo otorgado préstamos por un total de S/.4.9 millones.

## 4. ANÁLISIS DE LA GERENCIA SOBRE LOS ESTADOS FINANCIEROS .

A continuación se presenta las explicaciones de las variaciones más importantes entre los estados financieros de la compañía al 31 de diciembre del 2005 y 2004. Algunas cifras **han sido** reclasificadas en el estado de ganancias y pérdidas, para incluir las ventas por pedido directo en ventas netas y costo de ventas. En el estado de ganancias y perdidas que se presenta a la Conasev y Bolsa de Valores de Lima se incluye en el rubro Otros Ingresos de Operación solamente la utilidad bruta obtenida en dichas operaciones.

BALANCE GENERAL
(EN MILLONES DE SOLES)

| | 31-12-05 | 31-12-04 | Variación Importe | Variación % |
|---|---|---|---|---|
| ACTIVO: | | | | |
| ACTIVO CORRIENTE: | | | | |
| Caja Bancos | 11.5 | 24.0 | -12.5 | -52.1 |
| Cuentas por cobrar comerciales: | | | | |
| Terceros | 226.8 | 93.2 | 133.6 | 143.3 |
| Empresas afiliadas | 7.0 | 13.4 | -6.4 | -47.8 |
| Otras cuentas por cobrar: | | | | |
| Empresas afiliadas | 7.0 | 2.5 | 4.5 | 180.0 |
| Diversas | 7.0 | 58.1 | -51.1 | -88.0 |
| Existencias | 253.2 | 204.1 | 49.1 | 24.1 |
| Gastos pagados por anticipado | 2.1 | 2.2 | -0.1 | -4.5 |
| Total activo corriente | 514.6 | 397.5 | | 29.5 |
| CUENTAS POR COBRAR COMERCIALES A LARGO PLAZO | 34.8 | 28.7 | 6.1 | 21.3 |
| IMPUESTO A LA RENTA Y PARTICIPACION DE LOS TRABAJADORES DIFERIDOS | 11.2 | 7.1 | 4.1 | 57.7 |
| INVERSIONES EN VALORES | 95.3 | 93.6 | 1.7 | 1.8 |
| INMUEBLES, MAQUINARIA Y EQUIPO | 183.9 | 216.0 | -32.1 | -14.9 |
| OTROS ACTIVOS | 0.5 | 0.8 | -0.3 | -37.5 |
| TOTAL ACTIVO | 840.3 | 743.7 | | 13.0 |
| PASIVO Y PATRIMONIO | | | | |
| PASIVO CORRIENTE: | | | | |
| Sobregiros y préstamos bancarios | 62.6 | 20.2 | 42.4 | 209.9 |
| Cuentas por pagar comerciales: | | | | |
| Terceros | 100.5 | 130.9 | -30.4 | -23.2 |
| Empresas afiliadas | 7.6 | 3.3 | 4.3 | 130.3 |
| Otras cuentas por pagar: | | | | |
| Tributos por pagar | 12.4 | 4.2 | 8.2 | 195.2 |
| Remuneraciones por pagar | 15.9 | 12.7 | 3.2 | 25.2 |
| Empresas afiliadas | 3.7 | 1.2 | 2.5 | 208.3 |
| Otras cuentas por pagar | 27.7 | 20.1 | 7.6 | 37.8 |
| Porción corriente de deuda a largo plazo | 72.2 | 74.0 | -1.8 | -2.4 |
| Total pasivo corriente | 302.6 | 266.6 | | |
| DEUDAS A LARGO PLAZO | 217.1 | 179.9 | 37.2 | 20.7 |
| INGRESOS DIFERIDOS | 5.7 | 4.0 | | |
| PATRIMONIO: | | | | |
| Capital | 266.2 | 251.6 | 14.6 | 5.8 |
| Excedente de revaluación | 12.3 | 10.3 | 2.0 | 19.4 |
| Reserva legal | 6.3 | 3.5 | 2.8 | 80.0 |
| Resultados acumulados | 30.1 | 27.8 | 2.3 | 8.3 |
| | 314.9 | 293.2 | | |
| TOTAL PASIVO Y PATRIMONIO | 840.3 | 743.7 | | |

Al 31-12-05, el total de pasivos ascendió a S/. 519.7 millones en comparación con S/. 446.5 millones al 31-12-04, un incremento de S/. 72.2 millones. Por otra parte, el total de activos al 31-12-05 ascendió a S/. 840.3 millones en comparación con S/. 743.7 millones al 31-12-04, un incremento neto de S/. 96.6 millones. Las principales variaciones de las cuentas del activo que explican este aumento son las siguientes:

Aumento neto de las Cuentas por Cobrar Comerciales (con vencimiento corriente y a largo plazo) por S/. 133.3 millones, como consecuencia de: i) aumento de S/. 97.2 millones por mayores ventas (este importe incluye financiamiento de corto plazo a clientes por un monto importante, que será cobrado en los próximos meses mediante su transferencia a una entidad financiera, que otorgará el crédito directamente a los clientes a través de operaciones de leasing), ii) aumento de S/.52.8 millones por cartera en garantía devuelta por un patrimonio fideicometido, transferida de Otras Cuentas por Cobrar a Cuentas por Comerciales; iii) disminución de S/.6.4 millones en cuentas por cobrar comerciales a subsidiarias por cobranzas efectuadas en el año, iv) disminución de S/. 7.0 millones por incremento en la provisión para cobranza dudosa; y v) disminución de S/. 3.3 millones por incremento en intereses diferidos.

Disminución neta de Otras Cuentas por Cobrar por S/. 46.6 millones, que se explica por: i) disminución de S/. 52.8 millones por cartera en garantía devuelta por un patrimonio fideicometido, transferida de Otras Cuentas por Cobrar a Cuentas por Cobrar Comerciales; ii) aumento de 4.5 millones en cuentas por cobrar a afiliadas, y iii) otros incrementos por S/. 1.7 millones.

Aumento neto de Existencias por S/. 49.1 millones debido a: i) aumento neto de S/.45.7 millones por compras efectuadas en el período para atender el crecimiento de las ventas; ii) aumento neto de S/. 15.2 millones por transferencia de equipos de alquiler del activo fijo al inventario; iii) disminución de S/. 11.8 millones por incremento de la provisión para desvalorización de existencias.

Disminución neta del Activo Fijo por S/. 32.1 millones, que se explica por: i) aumento de S/. 19.3 millones por compras de equipos de alquiler; ii) disminución neta de S/. 15.2 millones por transferencia de equipo de alquiler del activo fijo al inventario; iii) disminución de S/.31.3 millones por aumento en la depreciación acumulada; iv) aumento de S/. 5.1 millones por compras de otros activos fijos; v) disminución de S/. 7.9 millones por aumento en la provisión para desvalorización de activo fijo; y vi) otras disminuciones netas por S/. 2.1 millones.

Aumento neto de Inversiones en Valores por S/. 1.7 millones debido a: i) aumento de S/. 10.9 millones por utilidades de subsidiarias reconocidas por el método de participación patrimonial; ii) disminución de S/. 1.1 millones por liquidación de una inversión en un patrimonio fideicometido; iii) disminución de S/. 6.4 millones por dividendos recibidos en efectivo de una subsidiaria, registrados previamente en el rubro Inversiones a través del método de participación patrimonial; y iv) disminución de S/. 1.7 millones por redención de bonos de titulización Cosapi.

**Ratios financieros**

El ratio corriente al 31-12-05 es de 1.73, superior al ratio corriente de 1.49 al

al 31-12-04.

El ratio de apalancamiento financiero al 31-12-05 es 1.19 en comparación con 1.04 al 31-12-04. Para el cálculo de este ratio se ha excluido los pasivos con proveedores que no generan gasto financiero.

## Análisis de los resultados de las operaciones

ESTADO DE GANANCIAS Y PERDIDAS
(En millones de soles)

| | 2005 | | 2004 | | Variación |
|---|---|---|---|---|---|
| | Importe | % | Importe | % | % |
| Ventas netas | 1,002.8 | 100.0 | 832.1 | 100.0 | 20.5 |
| Costo de ventas | 777.0 | 77.5 | 653.9 | 78.6 | 18.8 |
| Utilidad bruta | 225.8 | 22.5 | 178.2 | 21.4 | 26.7 |
| Gastos de venta y administración | 148.5 | 14.8 | 152.2 | 18.3 | -2.4 |
| Utilidad en operaciones | 77.3 | 7.7 | 26.0 | 3.1 | 197.3 |
| Otros ingresos (egresos): | | | | | |
| Ingresos financieros | 23.5 | 2.3 | 19.7 | 2.4 | 19.3 |
| Gastos financieros | -30.7 | -3.1 | -28.0 | -3.4 | 9.6 |
| Resultado por exposición a la inflación | | | 5.9 | 0.7 | |
| Diferencia de cambio | -9.8 | -1.0 | 12.0 | 1.4 | |
| Diversos, neto | -11.5 | -1.1 | 8.1 | 1.0 | |
| | -28.5 | -2.8 | 17.7 | 2.1 | |
| Utilidad antes de participación de los trabajadores e impuesto a la renta | 48.8 | 4.9 | 43.7 | 5.3 | 11.7 |
| Participación de los trabajadores | -4.0 | -0.4 | -3.5 | -0.4 | 14.3 |
| Impuesto a la renta | -14.6 | -1.5 | -12.6 | -1.5 | 15.9 |
| Utilidad neta | 30.2 | 3.0 | 27.6 | 3.3 | 9.4 |

## Ventas netas

Las ventas de stock y de pedido directo efectuadas por la compañía en los años 2005 y 2004, en millones de soles, son las siguientes:

| | 2005 | 2004 | Variación % |
|---|---|---|---|
| **Caterpillar** | **353.2** | **238.7** | **49.0** |
| **Usados** | | | |
| **Nacional** | **35.4** | **43.8** | **-19.2** |
| **Exterior** | **3.5** | **3.3** | **6.1** |
| | **392.1** | **285.9** | **37.1** |
| **Equipos agrícolas** | **25.9** | **24.6** | **5.2** |
| **Automotriz** | **27.6** | **14.8** | **86.5** |
| | **445.6** | **325.3** | **24.7** |
| **Alquileres** | **15.8** | **20.9** | **-24.4** |
| **Repuestos y Servicios** | **541.4** | **486.0** | **-11.4** |
| **Total** | **1,002.8** | **832.1** | **20.5** |

Las ventas netas en el 2005 ascendieron S/. 1,002.8 millones, en comparación con los S/. 832.1 millones del año anterior; lo cual representa un incremento de 20.5%.

Las ventas de maquinarias Caterpillar y equipo usado aumentaron en 37.1% en comparación con el año anterior, debido principalmente a mayores ventas de equipos Caterpillar nuevos a la gran minería, mediana minería y empresas constructoras encargadas de realizar trabajos de desarrollo para empresas de estos dos sectores económicos. El alto nivel de los precios de los minerales en el mercado internacional continuó impulsando en el 2005 la demanda de maquinaria Caterpillar por parte del sector minero.
Las ventas de equipo agrícola crecieron en 5.3 % respecto al año anterior; como producto de una mayor demanda de equipos principalmente por parte de agricultores del sector agro-exportador. En el 2005, las agro-exportaciones tuvieron un crecimiento de 24% en relación con el año 2004, lo cual generó una mayor demanda de equipos agrícolas.

Las ventas del negocio automotor aumentaron en 86.4 % con relación al año anterior, debido a la renovación de las unidades de flotas de transporte y de transportistas individuales, así como a la demanda de volquetes para la minería y construcción.

De otro lado, los ingresos por alquiler de equipos mostraron una reducción de 24.4 %. Esta disminución se debe a que la compañía alquiló a lo largo del 2004 una flota importante de equipos a una empresa encargada de realizar los trabajos de desarrollo para el proyecto Camisea. Tanto la ejecución de los trabajos como el alquiler de los equipos terminaron en diciembre del 2004.

Asimismo, las ventas de repuestos y servicios mostraron un incremento de 11.4% en comparación con el año anterior como consecuencia de la demanda generada por el parque de máquinas y equipos vendidos por la compañía especialmente a empresas de la gran minería.

**Utilidad bruta**

La utilidad en Ventas en el 2005 ascendió S/. 225.8 millones, en comparación con S/. 178.1 millones del año anterior, un incremento de 26.8%. En términos porcentuales la utilidad en ventas de 2005 es mayor a la del año anterior ( 22.5 % vs. 21.4 %) debido principalmente a que en 2005 ya no se realizó el ajuste del costo de venta por inflación así como una mejora en los márgenes brutos en la mayoría de líneas de venta.

**Gastos de venta y administración**

Los gastos de venta y administración ascendieron el 2005 a S/. 148.5 millones, en comparación con S/. 152.2 millones del año anterior, una disminución de 2.4 % que se explica por: i) disminución de los gastos fijos como resultado de las medidas que se adoptaron a partir de julio del 2005 para mejorar la rentabilidad de las diferentes unidades de negocio, ii) disminución de la provisión para cobranza

dudosa. Hasta el 31 de diciembre del 2004 la compañía registró provisiones importantes para cuentas de clientes que se encontraban en Indecopi. Gracias a una mejora en la calidad de la cartera, en el 2005 se registró una provisión para cobranza dudosa bastante menor que el año anterior, y iii) aumento en los gastos variables como consecuencia de las mayores ventas del periodo.

**Ingresos financieros**

Los ingresos financieros en el 2005 ascendieron a S/. 23.5 millones, en comparación con S/. 19.7 millones del año anterior; un aumento de 19.3%, originado principalmente por : i) un aumento en los intereses de ventas a plazo debido al incremento de las ventas de productos principales, parte de las cuales son financiadas directamente por la compañía; y ii) un aumento de los descuentos por pronto pago de facturas por compras de máquinas, motores y repuestos Caterpillar. En el 2005, los pagos efectuados a proveedores del exterior, sujetos a dicho descuento, fueron mayores a los realizados el año anterior debido a un aumento en las compras de equipos y repuestos como consecuencia del importante crecimiento de las ventas.

**Gastos financieros**

Los gastos financieros del año 2005 ascendieron a S/. 30.7 millones en comparación con S/. 28.0 millones del año anterior, un incremento de 9.7 %; debido a: un incremento en el pasivo financiero promedio de S/. 28.7 millones (el pasivo financiero promedio del 2005 ascendió a S/. 339.8 millones, en comparación con S/. 311.1 millones del 2004), y ii) un aumento de las tasas de interés en el mercado internacional, que afectó principalmente el gasto financiero de las obligaciones a corto plazo. La tasa libor a 180 días de 2.78 % en diciembre del 2004 llegó a 4.48% en diciembre del 2005

**Resultado por exposición a la inflación (REI)**

Por resolución No. 031-2004-EF/93.01, el Consejo Normativo de Contabilidad ha suspendido, a partir del año 2005, el ajuste de los estados financieros para reconocer los efectos de la inflación, por tal razón durante el año 2005 no se registró ingreso ni gasto por REI. En el año 2004, el REI arrojó una utilidad de S/.5.9 millones como resultado del ajuste por inflación del balance general y el estado de ganancias y pérdidas al 31-12-04.

**Diferencia de cambio**

En el 2005 se registró una pérdida por diferencia de cambio de S/. 9.8 millones y en el 2004 una utilidad por diferencia de cambio de S/. 12.0. millones. La pérdida por diferencia de cambio del 2005 fue ocasionada por la devaluación del sol frente al dólar de 4.5%, mientras que la utilidad por diferencia de cambio del 2004 fue producida por una apreciación del sol frente al dólar 5.2%.

**Diversos, neto**

En el 2005 se registró en este rubro un egreso neto de S/. 11.5 millones, en comparación con un ingreso neto de S/. 8.1 millones del año anterior. En el 2005

se registró en este rubro los siguientes conceptos: i) un ingreso de S/. 10.9 millones por utilidades de subsidiarias reconocidas por el método contable de participación patrimonial, ii) un egreso S/. 11.8 millones por provisión para desvalorización de existencias; iii) un egreso de S/. 7.9 millones por provisión para desvalorización de Inmuebles, Maquinaria y Equipo; iv) un egreso de S/. 4.2 millones por penalidades tributarias, y v) otros ingresos netos por S/ 1.5 millones. Por otra parte, en el 2004 se contabilizó en este rubro los siguientes conceptos: i) ingreso de S/. 10.7 millones por utilidades de subsidiarias reconocidas por el método de participación patrimonial, ii) un egreso de S/. 9.7 millones por provisión para desvalorización de existencias; iii) un ingreso de S/. 3.3 millones por resoluciones de contratos de compraventa, iv) un ingreso de S/. 0.8 millones por alquiler de inmuebles; v) ingresos de S/. 1.4 millones por aplicación de saldos acreedores de clientes, y vi) ingresos diversos por S/.1.7 millones.

**Participación de los trabajadores e impuesto a la renta**

La participación de los trabajadores e impuesto a la renta registrados al 31 de diciembre del año 2005 y 2004 han sido calculados de acuerdo con las normas tributarias y contables vigentes.

**Utilidad neta**

La utilidad neta del año 2005 ascendió a S/. 30.2 millones, en comparación con los S/. 27.5 millones del año anterior. La mayor utilidad neta del año 2005 se explica por un incremento en la utilidad bruta, disminución de los gastos de administración y ventas y mayores ingresos financieros, lo cual permitió compensar el crecimiento de los gastos financieros, la pérdida por diferencia de cambio y el aumento en egresos diversos, e incrementar la utilidad neta en S/. 2.7 millones en relación a la obtenida el año anterior.

**Utilidad antes de intereses, depreciación y amortización (UAIDA)**

La UAIDA (EBITDA, por sus siglas en inglés) ascendió en el 2005 S/. 120.8 millones, en comparación con S/. 85.9 millones del año anterior, un incremento de 40.7%.

## CAMBIOS EN LOS RESPONSABLES DE LA ELABORACIÓN Y REVISIÓN DE LA INFORMACIÓN FINANCIERA

Durante los años 2005 y 2004 no se ha producido cambios en los responsables de la elaboración y revisión de la información financiera de la compañía.

## ANEXO 1

## COTIZACION DE LA ACCION DE FERREYROS EN EL AÑO 2005

| Código ISIN | Nemónico | Año - Mes | COTIZACIONES 2005<br>Apertura S/. | Cierre S/. | Máxima S/. | Mínima S/. | Precio Promedio S/. |
|---|---|---|---|---|---|---|---|
| PEP736001004 | FERREYC1 | 2005-01 | 1.80 | 1.77 | 1.84 | 1.75 | 1.76 |
| PEP736001004 | FERREYC1 | 2005-02 | 1.77 | 1.75 | 1.77 | 1.70 | 1.75 |
| PEP736001004 | FERREYC1 | 2005-03 | 1.75 | 1.75 | 1.77 | 1.74 | 1.75 |
| PEP736001004 | FERREYC1 | 2005-04 | 1.75 | 1.70 | 1.75 | 1.66 | 1.70 |
| PEP736001004 | FERREYC1 | 2005-05 | 1.65 | 1.75 | 1.75 | 1.65 | 1.69 |
| PEP736001004 | FERREYC1 | 2005-06 | 1.75 | 1.56 | 1.75 | 1.56 | 1.65 |
| PEP736001004 | FERREYC1 | 2005-07 | 1.54 | 1.45 | 1.54 | 1.45 | 1.49 |
| PEP736001004 | FERREYC1 | 2005-08 | 1.45 | 1.70 | 1.80 | 1.45 | 1.62 |
| PEP736001004 | FERREYC1 | 2005-09 | 1.65 | 1.65 | 1.68 | 1.65 | 1.65 |
| PEP736001004 | FERREYC1 | 2005-10 | 1.66 | 1.60 | 1.69 | 1.50 | 1.61 |
| PEP736001004 | FERREYC1 | 2005-11 | 1.60 | 1.55 | 1.70 | 1.54 | 1.56 |
| PEP736001004 | FERREYC1 | 2005-12 | 1.55 | 1.62 | 1.65 | 1.33 | 1.54 |

## ANEXO 2

## COTIZACIÓN DE BONOS DE FERREYROS EN EL AÑO 2005

| Código ISIN | Nemónico | Año - Mes | COTIZACIONES 2005 Apertura % | Cierre % | Máxima % | Mínima % | Precio Promedio % |
|---|---|---|---|---|---|---|---|
| PEP73600A012 | FERRE0BC4A | 2005-01 | 101.8475 | 102.1948 | 102.1948 | 101.7913 | 101.9159 |
| PEP73600A012 | FERRE0BC4A | 2005-02 | 102.1709 | 102.0371 | 102.1709 | 101.1004 | 102.0845 |
| PEP73600A012 | FERRE0BC4A | 2005-04 | 101.5568 | 101.4525 | 101.5568 | 101.4525 | 101.4754 |
| PEP73600A012 | FERRE0BC4A | 2005-05 | -.- | -.- | -.- | -.- | 100.7380 |
| PEP73600A020 | FERRE0BC4B | 2005-01 | 101.2187 | 101.1952 | 101.2187 | 101.1952 | 101.2075 |
| PEP73600A020 | FERRE0BC4B | 2005-02 | 101.4074 | 101.4074 | 101.4074 | 101.4074 | 101.4074 |
| PEP73600A020 | FERRE0BC4B | 2005-04 | 101.1684 | 101.1684 | 101.1684 | 101.1684 | 101.1684 |
| PEP73600A020 | FERRE0BC4B | 2005-05 | 100.6851 | 101.7038 | 101.7304 | 100.6851 | 101.4734 |
| PEP73600A020 | FERRE0BC4B | 2005-06 | 101.6645 | 101.6645 | 101.6645 | 101.6645 | 101.6645 |
| PEP73600A020 | FERRE0BC4B | 2005-09 | 100.9393 | 100.8847 | 100.9393 | 100.8847 | 100.9244 |
| PEP73600A020 | FERRE0BC4B | 2005-10 | 100.6343 | 100.6211 | 100.6343 | 100.6211 | 100.6298 |
| PEP73600A038 | FERRE0BC4C | 2005-05 | 100.1284 | 100.1232 | 100.1284 | 100.1232 | 100.1259 |
| PEP73600A038 | FERRE0BC4C | 2005-06 | 100.1222 | 100.1222 | 100.1222 | 100.1222 | 100.1222 |
| PEP73600A038 | FERRE0BC4C | 2005-07 | 100.0118 | 100.0118 | 100.0118 | 100.0118 | 100.0118 |
| PEP73600M041 | FERRE1BC1A | 2005-01 | 103.4550 | 102.2389 | 103.4550 | 102.2389 | 102.6534 |
| PEP73600M041 | FERRE1BC1A | 2005-05 | 102.9633 | 102.9124 | 102.9633 | 100.9640 | 102.5902 |
| PEP73600M041 | FERRE1BC1A | 2005-06 | 102.9015 | 103.0764 | 103.0764 | 102.8835 | 102.9245 |
| PEP73600M041 | FERRE1BC1A | 2005-07 | -.- | -.- | -.- | -.- | 101.3640 |
| PEP73600M041 | FERRE1BC1A | 2005-09 | 102.2092 | 102.2092 | 102.2092 | 102.2092 | 102.2092 |
| PEP73600M058 | FERRE1BC1B | 2005-01 | 100.0000 | 102.0277 | 102.0277 | 100.0000 | 100.4592 |
| PEP73600M058 | FERRE1BC1B | 2005-02 | 99.5236 | 100.7408 | 100.7408 | 99.5236 | 100.1335 |
| PEP73600M058 | FERRE1BC1B | 2005-03 | 100.7232 | 100.7232 | 100.7232 | 100.7232 | 100.7232 |
| PEP73600M058 | FERRE1BC1B | 2005-04 | 98.9567 | 98.9567 | 98.9567 | 98.9567 | 98.9567 |
| PEP73600M066 | FERRE1BC4A | 2005-10 | 100.3873 | 100.3873 | 100.3873 | 100.3873 | 100.3873 |
| PEP73600M066 | FERRE1BC4A | 2005-11 | 100.6375 | 100.5697 | 100.6375 | 100.5697 | 100.6282 |

# INFORMACIÓN SOBRE EL CUMPLIMIENTO DE LOS PRINCIPIOS DE BUEN GOBIERNO PARA LAS SOCIEDADES PERUANAS

Correspondientes al ejercicio 2005

**Documento de Informacion Anual**

| | |
|---|---|
| Razón Social: | FERREYROS S.A.A. |
| RUC: | 20100027292 |
| Dirección: | Av. Industrial Nº 675, Lima 1 |
| Teléfonos: | 336 - 7070 |
| Fax: | 336 - 6713 |
| Página Web: | www.ferreyros.com.pe |
| Representante Bursátil: | Mariela Garcia de Fabbri, Patricia Gastelumendi Lukis, Víctor Astete Palma |

## I. SECCIÓN PRIMERA: EVALUACIÓN DE 26 PRINCIPIOS

### Los Derechos de los Accionistas

| | Principios | Cumplimientos 0 | 1 | 2 | 3 | 4 |
|---|---|---|---|---|---|---|
| 1 | Principio (I.C.1. segundo párrafo).- No se debe incorporar en la agenda asuntos genéricos, debiéndose precisar los puntos a tratar de modo que se discuta cada tema por separado, facilitando su análisis y evitando la resolución conjunta de temas respecto de los cuales se puede tener una opinión diferente. | | | | | ■ |
| 2 | Principio (I.C.1. tercer párrafo).- El lugar de celebración de las Juntas Generales se debe fijar de modo que se facilite la asistencia de los accionistas a las mismas. | | | | | ■ |

a. Indique el número de juntas de accionistas convocadas por la empresa durante el ejercicio materia del presente informe.

| I. Tipo | Número |
|---|---|
| Junta general de accionistas | 1 |
| Junta especial de accionistas | 0 |

b. De haber convocado a juntas de accionistas, complete la siguiente información para cada una de ellas.

| Fecha de aviso de convocatoria* | Fecha de la junta | Lugar de la junta | Tipo de junta: Especial | Tipo de junta: General | Quórum % | Nº de Acc. Asistentes | Duración |
|---|---|---|---|---|---|---|---|
| | | | | | | | Hora de Inicio: 11:00 |
| 24.2.2005 | 22.3.2005 | Ferreyros S.A.A. | | ■ | 97.41 | 149 | Hora de Término: 13:00 |

En caso de haberse efectuado más de una convocatoria, indicar la fecha de cada una de ellas.

c. ¿Qué medios, además del contemplado en el artículo 43 de la Ley General de Sociedades, utiliza la empresa para convocar a las Juntas?

| | |
|---|---|
| | Correo Electrónico |
| ■ | Directamente en La Empresa |
| | Vía Telefónica |
| ■ | Página de Internet |
| ■ | Correo Postal |

d. Indique si los medios señalados en la pregunta anterior se encuentran regulados en algún (os) documento (s) de la empresa.

| Estatuto | Reglamento Interno | Manual | Otros | Denominación del documento* |
|---|---|---|---|---|
| ■ | ■ | | | Reglamento Interno de Juntas de Accionistas |

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la empresa.

_____ NO SE ENCUENTRAN REGULADOS

e. En caso la empresa cuente con una página web corporativa,
¿Es posible obtener las actas de las juntas de accionistas a través de dicha página?

| | SI | NO |
|---|---|---|
| Solo para accionistas | | ■ |
| Para el público en general | | ■ |

_____ NO CUENTA CON PÁGINA WEB

Los acuerdos adoptados en Junta son revelados al mercado al día siguiente como Hecho de Importancia.
Dado que se pueden tratar en la Junta temas que no deben ser públicos para la competencia, la empresa considera que las actas no deben publicarse en la página web. Sin embargo cualquier accionista puede solicitar copia del acta tal como lo establece la Ley de Sociedades, contando la empresa con un área encargada de la relación con los accionistas.

| Principio | Cumplimientos 0 | 1 | 2 | 3 | 4 |
|---|---|---|---|---|---|
| 3 Principio (I.C.2).- Los accionistas deben contar con la oportunidad de introducir puntos a debatir, dentro de un límite razonable, en la agenda de las Juntas Generales. Los temas que se introduzcan en la agenda deben ser de interés social y propios de la competencia legal o estatutaria de la Junta. El Directorio no debe denegar esta clase de solicitudes sin comunicar al accionista un motivo razonable. | | | | | ■ |

a. Indique si los accionistas pueden incluir puntos a tratar en la agenda mediante un mecanismo adicional al contemplado en la Ley General de Sociedades (artículo 117 para sociedades anónimas regulares y artículo 255 para sociedades anónimas abiertas).

_■_ SI ______ NO

b. En caso la respuesta a la pregunta anterior sea afirmativa detalle los mecanismos alternativos.

Los accionistas a través del Directorio pueden solicitar la inclusión de temas en la Junta General, la cual se realiza en la misma época del año, por lo cual se puede anticipar su realización y enviar una comunicación al directorio indicando cualquier tema de interés. Más allá de ello, los accionistas según el Art. 19 del Estatuto cuentan con el derecho de solicitar al directorio la realización de una Junta General para que trate algún tema en particular, solicitud para la cual se requiere un 5% de acciones representadas.

c. Indique si los mecanismos descritos en la pregunta anterior se encuentran regulados en algún (os) documento (s) de la empresa.

| Estatuto | Reglamento Interno | Manual | Otros | Denominación del documento* |
|---|---|---|---|---|
| ■ | ■ | | | Reglamento Interno de Juntas de Accionistas |

d. Indique el número de solicitudes presentadas por los accionistas durante el ejercicio materia del presente informe para la inclusión de temas a tratar en la agenda de juntas.

Número de solicitudes

| Recibidas | Aceptadas | Rechazas |
|---|---|---|
| ----- | ----- | ----- |

| Principio | Cumplimientos 0 | 1 | 2 | 3 | 4 |
|---|---|---|---|---|---|
| 4 Principio (I.C.4.i.).- El estatuto no debe imponer límites a la facultad que todo accionista con derecho a participar en las Juntas Generales pueda hacerse representar por la persona que designe | | | | | ■ |

a. De acuerdo con lo previsto en el artículo 122 de la Ley General de Sociedades, indique si el estatuto de la empresa limita el derecho de representación, reservándolo:

| | |
|---|---|
| | A favor de otro accionista |
| | A favor de un director |
| | A favor de un gerente |
| ■ | No se limita el derecho de representación |

b. Indique para cada Junta realizada durante el ejercicio materia del presente informe la siguiente información:

| Tipo de junta | | Fecha de la junta | Participación (%) sobre el total de acciones con derecho a voto | |
|---|---|---|---|---|
| Especial | General | | A través de poderes | Ejercicio directo |
| | ■ | 22.3.2005 | 90.89% | 6.52% |

c. Indique los requisitos y formalidades exigidas para que un accionista pueda representarse en una junta.

| | |
|---|---|
| Formalidad (indique si la empresa exige Carta simple | Estatuto |
| Anticipación (número de días previos a la junta con que debe presentarse el poder) | 24 horas antes (Art. 122 Ley de Sociedades y Art. 24 del Estatuto) |
| Costo (indique si existe un pago que exija la empresa para estos efectos y a cuánto asciende) | No se exige pago alguno |

d. Indique si los requisitos y formalidades descritas en la pregunta anterior se encuentran regulados en algún (os) documento (s) de la empresa.

| Estatuto | Reglamento Interno | Manual | Otros | Denominación del documento* |
|---|---|---|---|---|
| ■ | ■ | | | Reglamento Interno de Juntas de Accionistas |

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la empresa.

## Tratamiento Equitativo de los Accionistas

| | Principio | Cumplimientos 0 | 1 | 2 | 3 | 4 |
|---|---|---|---|---|---|---|
| 5 | Principio (II.A.1, tercer párrafo).- Es recomendable que la sociedad emisora de acciones de inversión u otros valores accionarios sin derecho a voto, ofrezca a sus tenedores la oportunidad de canjearlos por acciones ordinarias con derecho a voto o que prevean esta posibilidad al momento de su emisión | | | | | ■ |

a. ¿La empresa ha realizado algún proceso de canje de acciones de inversión en los últimos cinco años?

____ SI    ____ NO    _■_ No aplica pues la empresa sólo tiene un tipo de acción

| | Principio | Cumplimientos 0 | 1 | 2 | 3 | 4 |
|---|---|---|---|---|---|---|
| 6 | Principio (II.B).- Se debe elegir un número suficiente de directores capaces de ejercer un juicio independiente, en asuntos donde haya potencialmente conflictos de intereses, pudiéndose, para tal efecto, tomar en consideración la participación de los accionistas carentes de control.<br>Los directores independientes son aquellos seleccionados por su prestigio profesional y que no se encuentran vinculados con la administración de la sociedad ni con los accionistas principales de la misma. | | | | | ■ |

a. Indique el número de directores dependientes e independientes de la empresa.

| Directores | Numeros |
|---|---|
| Dependientes | 4 |
| Independientes | 4 |
| Total | 8 |

b. Indique los requisitos especiales (distintos de los necesarios para ser director) para ser director independiente de la empresa?

_■_ No existen requisitos especiales más allá de los contenidos en la normativa vigente.

c. Indique si los requisitos especiales descritos en la pregunta anterior se encuentran regulados en algún (os) documento (s) de la empresa.

| Estatuto | Reglamento Interno | Manual | Otros | Denominación del documento* |
|---|---|---|---|---|
| | | | | |

_■_ No se encuentran regulados.

d. Indique si los directores de la empresa son parientes en primer grado o en segundo grado de consanguinidad, o parientes en primer grado de afinidad, o cónyuge de:

| Nombres y apellidos del director | vinculación con: | | | Nombres y apellidos del accionista1/.Director / gerente | Afinidad | Información adicional 2/. |
|---|---|---|---|---|---|---|
| | Accionista1/. | Director | Gerente | | | |
| Ningún director es pariente:de un accionista con más del 5%, de otro director,o de un miembro del comité de Gerencia. | | | | | | |

1/. Accionistas con una participación igual o mayor al 5% de las acciones de la empresa (por clase de acción, incluidas las acciones de inversión).

2/. En el caso exista vinculación con algún accionista incluir su participación accionaria. En el caso la vinculación sea con algún miembro de la plana gerencial, incluir su cargo.

e. En caso algún miembro del Directorio ocupe o haya ocupado durante el ejercicio materia del presente informe algún cargo gerencial en la empresa, indique la siguiente información:

| Nombres y apellidos del director | Cargo gerencial que desempeña o desempeñó | Fecha | |
|---|---|---|---|
| | | Inicio | Término |
| Oscar Espinosa Bedoya | Gerente General | Agosto 1983 | |

f. En caso algún miembro del Directorio de la empresa también sea o haya sido durante el ejercicio materia del presente informe miembro de Directorio de otra u otras empresas inscritas en el Registro Público del Mercado de Valores, indique la siguiente información:

| Nombres y apellidos del director | Participación social de la(s) empresa(s) | Fecha en el cargo gerencial | |
|---|---|---|---|
| | | Inicio | Término |
| Oscar Espinosa Bedoya | La Positiva Seguros y Reaseguros<br>La Positiva Vida Seguros y Reaseguros<br>AFP Profuturo | 1996<br>2005<br>1999 | |
| Juan Manuel Peña Roca | Profuturo AFP<br>La Positiva Seguros y Reaseguros S.A.<br>La Positiva Vida Seguros y Reaseguros S.A. | 1993<br>1985<br>2005 | |
| Carlos Ferreyros Aspíllaga | La Positiva Seguros y Reaseguros S.A. | 1983 | |
| Aldo Defilippi Traverso | Pennynvest SAFI | 2005 | |
| Andreas von Wedemeyer Knigge | Corporación Cervesur S.A.A.<br>La Positiva Seguros y Reaseguros S.A.<br>Profuturo S.A.<br>Cia. IndustrialTextil<br>Credisa Trudex S.A.A.<br>Corporación Financiera de Inversiones S.A.A.<br>La Positiva Vida Seguros y Reaseguros S.A. | 1979<br>1991<br>1993<br>1995<br><br>1999<br>2005 | |

## Comunicación y Transparencia Informativa

| | Principio | Cumplimientos 0 | 1 | 2 | 3 | 4 |
|---|---|---|---|---|---|---|
| 7 | Principio (IV.C, segundo, tercer y cuarto párrafo).- Si bien, por lo general las auditorías externas están enfocadas a dictaminar información financiera, éstas también pueden referirse a dictámenes o informes especializados en los siguientes aspectos: peritajes contables, auditorías operativas, auditorías de sistemas, evaluación de proyectos, evaluación o implantación de sistemas de costos, auditoría tributaria, tasaciones para ajustes de activos, evaluación de cartera, inventarios, u otros servicios especiales.<br>Es recomendable que estas asesorías sean realizadas por auditores distintos o, en caso las realicen los mismos auditores, ello no afecte la independencia de su opinión. La sociedad debe revelar todas las auditorías e informes especializados que realice el auditor. Se debe informar respecto a todos los servicios que la sociedad auditora o auditor presta a la sociedad, especificándose el porcentaje que representa cada uno, y su participación en los ingresos de la sociedad auditora o auditor. | | | | | ■ |

a. Indique la siguiente información de las sociedades de auditoría que han brindado servicios a la empresa en los últimos 5 años

| Razón social de la sociedad de auditoria | Servicio | Periodo | Retribución US $ |
|---|---|---|---|
| Dongo-Soria Gaveglio y Asociados Sociedad Civil, firma miembro de Price Waterhouse Coopers | Auditoria de EEFF | 2005 | 63.9% |
| | Auditoria Patrimonio en Fideicomiso | 2005 | |
| | Prevención del Lavado de Activos | 2005 | |
| | Auditoria de EEFF | 2004 | 68.3% |
| | Auditoria Patrimonio en Fideicomiso | 2004 | |
| | Auditoria de EEFF | 2003 | 62.5% |
| | Auditoria Patrimonio en Fideicomiso | 2003 | |
| | Auditoria de EEFF | 2002 | 62.3% |
| | Auditoria Patrimonio en Fideicomiso | 2002 | |
| | Auditoria de EEFF | 2001 | 57.6% |
| Price Waterhouse Coopers Sociedad Civil de Responsabilidad Ltda. (*) | Asesoria en revisión e implementación de sistema de categorías. Asesoria en implementación de un modelo de gestión en el área de Recursos Humanos | 2005 | 0% |
| Deloite & Touche SRL (*) | Asesoría Tributaria | 2001 - 05 | 0% |

* Incluir todos los tipos de servicios tales como dictámenes de información financiera, peritajes contables, auditorías operativas, auditorías de sistemas, auditoría tributaria u otros servicios especiales.
** Del monto total pagado a la sociedad de auditoría por todo concepto, indicar el porcentaje que corresponde a retribución por servicios de auditoria financiera.
(*) Si bien estas empresas no son sociedades de auditoría están relacionadas a una firma de auditores.

b. Describa los mecanismos preestablecidos para contratar a la sociedad de auditoría encargada de dictaminar los estados financieros anuales (incluida la identificación del órgano de la empresa encargado de elegir a la sociedad auditora).

De acuerdo al art.21d del Estatuto, corresponde a la Junta Obligatoria Anual de Accionistas la designación o delegación al Directorio del nombramiento de los auditores externos. Es práctica común de la Junta Obligatoria Anual de Accionistas delegar al Directorio tal nombramiento.
Asimismo el Comité de Auditoría recomienda al Directorio la designación.

c. Indique si los mecanismos descritos en la pregunta anterior se encuentran contenidos en algún (os) documento (s) de la empresa.

| Estatuto | Reglamento Interno | Manual | Otros | Denominación del documento* |
|---|---|---|---|---|
| ▪ | ▪ | | | Reglamento Interno del Directorio y sus Comités. |

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la empresa.

d. Indique si la sociedad de auditoría contratada para dictaminar los estados financieros de la empresa correspondientes al ejercicio materia del presente informe, dictaminó también los estados financieros del mismo ejercicio para otras empresas de su grupo económico.

__▪__ SI          ______ NO

| Razón Social de la (s) empresa (s) del grupo económico |
|---|
| Orvisa S.A. |
| Unimaq S.A. |
| Motorindustria S.A. |
| Fiansa S.A. |
| Depósitos EFE S.A. |
| Domingo Rodas S.A. |

e. Indique el número de reuniones que durante el ejercicio materia del presente informe el área encargada de auditoria interna ha celebrado con la sociedad auditora contratada.

| número de reuniones | | | | | | | |
|---|---|---|---|---|---|---|---|
| 0 | 1 | 2 | 3 | 4 | 5 | Más de 5 | No aplica |
| | | | | | | ■ | |

| | Principio | Cumplimientos 0 | 1 | 2 | 3 | 4 |
|---|---|---|---|---|---|---|
| 8 | Principio (IV.D.2).- La atención de los pedidos particulares de información solicitados por los accionistas, los inversionistas en general o los grupos de interés relacionados con la sociedad, debe hacerse a través de una instancia y/o personal responsable designado al efecto. | | | | | ■ |

a. Indique cuál (es) es (son) el (los) medio (s) o la (s) forma (s) por la que los accionistas o los grupos de interés de la empresa pueden solicitar información para que su solicitud sea atendida.

| | | Grupos de interés |
|---|---|---|
| Correo electrónico | ■ | ■ |
| Directamente en la empresa | ■ | ■ |
| Vía telefónica | ■ | ■ |
| Página de internet | NO | NO |
| Correo postal | ■ | ■ |
| Otros. Detalle | | |

b. Sin perjuicio de las responsabilidades de información que tienen el Gerente General de acuerdo con el artículo 190 de la Ley General de Sociedades, indique cuál es el área y/o persona encargada de recibir y tramitar las solicitudes de información de los accionistas. En caso sea una persona la encargada, incluir adicionalmente su cargo y área en la que labora.

| Área encargada | Finanzas | |
|---|---|---|
| Nombres y Apellidos | Cargo | Área |
| Augusta Ponce Zimmermann | Departamento de Valores | División Finanzas |
| Fiorella Amorrortu M. | Area de Finanzas Corporativas | División Finanzas |

c. Indique si el procedimiento de la empresa para tramitar las solicitudes de información de los accionistas y/o los grupos de interés de la empresa se encuentra regulado en algún (os) documento (s) de la empresa.

| Estatuto | Reglamento Interno | Manual | Otros | Denominación del documento* |
|---|---|---|---|---|
| | | | | |

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la empresa.

__■__ La empresa cuenta con un procedimiento pero este no se encuentra regulado

_____ No aplica. No existe un procedimiento preestablecido

d. Indique el número de solicitudes de información presentadas por los accionistas y/o grupos de interés de la empresa durante el ejercicio materia del presente informe.

| Número de solicitudes | | |
|---|---|---|
| Recibidas | Aceptadas | Rechazas |
| No se lleva registro de las solicitudes atendidas | | |

e. En caso la empresa cuente con una página web corporativa ¿incluye una sección especial sobre gobierno corporativo o relaciones con accionistas e inversores?

__■__ SI     _____ NO     _____ No cuenta con pàgina web

f. Durante el ejercicio materia del presente informe indique si ha recibido algún reclamo por limitar el acceso de información a algún accionista.

_____ SI      __■__ NO

| | Principio | Cumplimientos 0 | 1 | 2 | 3 | 4 |
|---|---|---|---|---|---|---|
| 9 | Principio IV.D.3.).- Los casos de duda sobre el carácter confidencial de la información solicitada por los accionistas o por los grupos de interés relacionados con la sociedad deben ser resueltos. Los criterios deben ser adoptados por el Directorio y ratificados por la Junta General, así como incluidos en el estatuto o reglamento interno de la sociedad. En todo caso la revelación de información no debe poner en peligro la posición competitiva de la empresa ni ser susceptible de afectar el normal desarrollo de las actividades de la misma. | | | | | ■ |

a. ¿Quién decide sobre el carácter confidencial de una determinada información?

__■__ El Directorio
__■__ El Gerente General
__■__ OTROS. Detalle Representantes Bursátiles de acuerdo a Normas Internas de Conducta para el Cumplimiento de las Obligaciones derivadas de la inscripción de valores en el Registro Público del Mercado de Valores

b. Detalle los criterios preestablecidos de carácter objetivo que permiten calificar determinada información como confidencial. Adicionalmente indique el número de solicitudes de información presentadas por los accionistas durante el ejercicio materia del presente informe que fueron rechazadas debido al carácter confidencial de la información.

El criterio es no comunicar información privilegiada mientras no sea revelada al mercado como Hecho de Importancia.

_____ No existen criterios preestablecidos

c. Indique si los criterios descritos en la pregunta anterior se encuentran contenidos en algún (os) documento (s) de la empresa.

| Estatuto | Reglamento Interno | Manual | Otros | Denominación del documento* |
|---|---|---|---|---|
| | ■ | | | Normas internas de conducta para el cumplimiento de las obligaciones derivadas de la inscripción de valores en el Registro Público del Mercado de Valores |

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la empresa.

_____ No se encuentran regulados

| | Principio | Cumplimientos 0 | 1 | 2 | 3 | 4 |
|---|---|---|---|---|---|---|
| 10 | Principio (IV.F, primer párrafo).- La sociedad debe contar con auditoría interna. El auditor interno, en el ejercicio de sus funciones, debe guardar relación de independencia profesional respecto de la sociedad que lo contrata. Debe actuar observando los mismos principios de diligencia, lealtad y reserva que se exigen al Directorio y la Gerencia. | | | | | ■ |

a. Indique si la empresa cuenta con un área independiente encargada de auditoría interna.

__■__ SI      _____ NO

b. En caso la respuesta a la pregunta anterior sea afirmativa, dentro de la estructura orgánica de la empresa indique, jerárquicamente, de quién depende auditoría interna y a quién tiene la obligación de reportar.

Depende de: Presidente del Directorio
Reporta a: Presidente del Directorio

c. Indique cuáles son las principales responsabilidades del encargado de auditoría interna y si cumple otras funciones ajenas a la auditoría interna.

c.1.En base a la evaluación de riesgos se prepara el Plan Anual estableciendo las prioridades para realizar revisiones tanto en Ferreyros como en compañías subsidiarias. En el transcurso del año se agrega al Programa, aquellas solicitudes de urgencia formuladas por las Gerencias.

c.2. Las revisiones de auditoria interna abarcan tanto las auditorias financieras como las operativas .Entre las mas importantes está la revisión de: Evaluación de la Cartera por Cobrar, Observación de los Inventarios físicos tanto de repuestos como de maquinas y equipo, Revisión de las operaciones de caja y bancos (arqueos, confirmación y conciliación de las cuentas bancarias con nuestros registros contables), Evaluación de cuentas por pagar a proveedores e Instituciones bancarias. Revisión de las otras cuentas del activo y pasivo, Revisión de las principales operaciones de ventas de maquinas y repuestos, así como de los costos correspondientes, Revisión de las principales cuentas de gastos del estado de perdidas y ganancias, etc

d. Indique si las responsabilidades descritas en la pregunta anterior se encuentran reguladas en algún (os) documento (s) de la empresa.

| Estatuto | Reglamento Interno | Manual | Otros | Denominación del documento* |
|---|---|---|---|---|
| | | ▪ | | Manual de descripción de puestos-Gerencia de Recursos Humanos. |

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la empresa.

_____ No se encuentran regulados

## Las Responsabilidades del Directorio

| | Principio | Cumplimientos 0 | 1 | 2 | 3 | 4 |
|---|---|---|---|---|---|---|
| 11 | Principio (V.D.1).- El Directorio debe realizar ciertas funciones claves, a saber: Evaluar, aprobar y dirigir la estrategia corporativa; establecer los objetivos y metas así como los planes de acción principales, la política de seguimiento, control y manejo de riesgos, los presupuestos anuales y los planes de negocios; controlar la implementación de los mismos; y supervisar los principales gastos, inversiones, adquisiciones y enajenaciones. | | | | | ▪ |

a. En caso el Directorio de la empresa se encuentre encargado de la función descrita en este principio, indicar si esta función del Directorio se encuentra contenida en algún (os) documento (s) de la empresa.

| Estatuto | Reglamento Interno | Manual | Otros | Denominación del documento* |
|---|---|---|---|---|
| ▪ | ▪ | | | Reglamento Interno del Directorio y sus Comités |

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la empresa.

_____ El directorio se encarga de la función descrita pero esta no se encuentra regulada
_____ No aplica. El directorio no se encarga de esta función

| | Principios | Cumplimientos 0 | 1 | 2 | 3 | 4 |
|---|---|---|---|---|---|---|
| 12 | El Directorio debe realizar ciertas funciones claves, a saber: Principio (V.D.2).- Seleccionar, controlar y, cuando se haga necesario, sustituir a los ejecutivos principales, así como fijar su retribución. | | | | ▪ | |
| 13 | Principio (V.D.3).- Evaluar la remuneración de los ejecutivos principales y de los miembros del Directorio, asegurándose que el procedimiento para elegir a los directores sea formal y transparente. | | | | | ▪ |

a. En caso el Directorio de la empresa se encuentre encargado de las funciones descritas en este principio, indique si ellas se encuentran reguladas en algún (os) documento (s) de la empresa.

| Estatuto | Reglamento Interno | Manual | Otros | Denominación del documento* |
|---|---|---|---|---|
| ▪ | ▪ | | | Reglamento Interno del Directorio y sus Comités |

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la empresa.

_____ El directorio se encarga de la función descrita pero esta no se encuentra regulada
_____ No aplica. El directorio no se encarga de esta función

b. Indique el órgano que se encarga de:

| Función | Directorio | Gerente General | otros (Indique) |
|---|---|---|---|
| Contratar y sustituir al gerente general | ■ | | |
| Contratar y sustituir a la plana gerencial | | ■ | |
| Fijar la remuneración de los principales ejecutivos | ■ | ■ | |
| Evaluar la remuneración de los principales ejecutivos | | ■ | Presidente del Directorio |
| Evaluar la remuneración de los directores | | | Junta |

c. Indique si la empresa cuenta con políticas internas o procedimientos definidos para:

| Políticas para: | SI | NO |
|---|---|---|
| Contratar y sustituir a los principales ejecutivos | ■ | |
| Fijar la remuneración de los principales ejecutivos | ■ | |
| Evaluar la remuneración de los principales ejecutivos | ■ | |
| Evaluar la remuneración de los directores | ■ | |
| Elegir a los directores | ■ | |

d. En caso la respuesta a la pregunta anterior sea afirmativa para uno o más de los procedimientos señalados, indique si dichos procedimientos se encuentran regulados en algún (os) documento (s) de la empresa

| Estatuto | Reglamento Interno | Manual | Otros | Denominación del documento* |
|---|---|---|---|---|
| ■ | | | | Las últimas 2 políticas referidas al directorio están contenidas en el estatuto y las 3 primeras referidas a los ejecutivos son políticas y procedimientos que se llevan a cabo hace muchos años y serán compilados en normas escritas. |

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la empresa.

_____ No se encuentran regulados

| | Principio | Cumplimientos 0 | 1 | 2 | 3 | 4 |
|---|---|---|---|---|---|---|
| 14 | El Directorio debe realizar ciertas funciones claves, a saber: Principio (V.D.4).- Realizar el seguimiento y control de los posibles conflictos de intereses entre la administración, los miembros del Directorio y los accionistas, incluidos el uso fraudulento de activos corporativos y el abuso en transacciones entre partes interesadas. | | | | | ■ |

a. En caso el Directorio de la empresa se encuentre encargado de la función descrita en este principio, indique si esta función del Directorio se encuentra contenida en algún (os) documento (s) de la empresa.

| Estatuto | Reglamento Interno | Manual | Otros | Denominación del documento* |
|---|---|---|---|---|
| ■ | ■ | | | Reglamento Interno del Directorio y sus Comités |

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la empresa.

_____ El directorio se encarga de la función descrita pero esta no se encuentra regulada
_____ No aplica. El directorio no se encarga de esta función

b. Indique el número de casos de conflictos de intereses que han sido materia de discusión por parte del Directorio durante el ejercicio materia del presente informe.

Número de casos -- --

c. Indique si la empresa o el Directorio de ésta cuenta con un Código de Ética o documento (s) similar (es) en el (los) que se regulen los conflictos de intereses que pueden presentarse

__■__ SI _____ NO

En caso su respuesta sea positiva, indique la denominación exacta del documento:

1.- Código de Conducta
2.- Normas Interna referida al mercado de capitales

d. Indique los procedimientos preestablecidos para aprobar transacciones entre partes relacionadas.

Velar que se den de acuerdo a condiciones de mercado

| | Principio | Cumplimientos 0 | 1 | 2 | 3 | 4 |
|---|---|---|---|---|---|---|
| 15 | El Directorio debe realizar ciertas funciones claves, a saber: Principio (V.D.5).- Velar por la integridad de los sistemas de contabilidad y de los estados financieros de la sociedad, incluida una auditoría independiente, y la existencia de los debidos sistemas de control, en particular, control de riesgos financieros y no financieros y cumplimiento de la ley. | | | | ■ | |

a. En caso el Directorio de la empresa se encuentre encargado de la función descrita en este principio, indique si esta función del Directorio se encuentra contenida en algún (os) documento (s) de la empresa.

| Estatuto | Reglamento Interno | Manual | Otros | Denominación del documento* |
|---|---|---|---|---|
| ■ | ■ | | | Reglamento Interno del Directorio y sus Comités |

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la empresa.

_____ El directorio se encarga de la función descrita pero esta no se encuentra regulada
_____ No aplica. El directorio no se encarga de esta función

b. Indique si la empresa cuenta con sistemas de control de riesgos financieros y no financieros.

__■__ SI _____ NO

La división de Auditoría Interna determina los principales riesgos y organiza su plan de trabajo de acuerdo a su incidencia y probabilidad.

c. Indique si los sistemas de control a que se refiere la pregunta anterior se encuentran regulados en algún (os) documento (s) de la empresa.

| Estatuto | Reglamento Interno | Manual | Otros | Denominación del documento* |
|---|---|---|---|---|
| | | ■ | | Manual de descripción de puestos Gerencia de Recursos Humanos. |

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la empresa.

_____ No se encuentran regulados

| | Principio | Cumplimientos 0 | 1 | 2 | 3 | 4 |
|---|---|---|---|---|---|---|
| 16 | El Directorio debe realizar ciertas funciones claves, a saber: Principio(V.D.6).- Supervisar la efectividad de las prácticas de gobierno de acuerdo con las cuales opera, realizando cambios a medida que se hagan necesarios. | | | | ■ | |

a. ¿El Directorio de la empresa se encuentra encargado de la función descrita en este principio?

__■__ SI _____ NO

b. Indique los procedimientos preestablecidos para supervisar la efectividad de las prácticas de gobierno, especificando el número de evaluaciones que se han realizado durante el periodo.

Desde el año 2005 el Directorio hace una evaluación anual al llenar este documento e identifica mejoras a implementar y procedimientos a documentar

c. Indique si los procedimientos descritos en la pregunta anterior se encuentran regulados en algún (os) documento (s) de la empresa.

| Estatuto | Reglamento Interno | Manual | Otros | Denominación del documento* |
|---|---|---|---|---|
| | ■ | | | Reglamento Interno del Directorio y sus Comités |

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la empresa.

_____ No se encuentran regulados

| Principio | Cumplimientos 0 | 1 | 2 | 3 | 4 |
|---|---|---|---|---|---|
| 17 El Directorio debe realizar ciertas funciones claves, a saber: Principio (V.D.7).- Supervisar la política de información. | | | | | ■ |

a. En caso el Directorio se encuentre encargado de la función descrita en este principio, indicar si esta función del Directorio se encuentra contenida en algún (os) documento (s) de la empresa

| Estatuto | Reglamento Interno | Manual | Otros | Denominación del documento* |
|---|---|---|---|---|
| ■ | ■ | | | Reglamento Interno del Directorio y sus Comités |

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la empresa.

___ El directorio se encarga de la función descrita pero esta no se encuentra regulada
___ No aplica. El directorio no se encarga de esta función

b. Indique la política de la empresa sobre revelación y comunicación de información a los inversionistas.

Se cuenta con las "normas internas de conducta para el cumplimiento de las obligaciones derivadas de la inscripción de valores en el Registro Público del Mercado de Valores", con un Comité de cumplimiento normativo y con los Representantes Bursátiles, de tal manera que se comunique en los plazos previstos por la normativa vigente los hechos de importancia.
Se envía información financiera de manera periódica (trimestral y anual) al mercado, y se cuenta con un área especializada en atender consultas.
Finalmente se participa en reuniones con inversionistas.

c. Indique si la política descrita en la pregunta anterior se encuentra regulada en algún (os) documento (s) de la empresa.

| Estatuto | Reglamento Interno | Manual | Otros | Denominación del documento* |
|---|---|---|---|---|
| | ■ | | | Normas internas de conducta para el cumplimiento de las obligaciones derivadas de la inscripción de valores en el Registro Público del Mercado de Valores |

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la empresa.

___ No se encuentra regulada

| Principio | Cumplimientos 0 | 1 | 2 | 3 | 4 |
|---|---|---|---|---|---|
| 18 Principio (V.E.1).- El Directorio podrá conformar órganos especiales de acuerdo a las necesidades y dimensión de la sociedad, en especial aquélla que asuma la función de auditoría. Asimismo, estos órganos especiales podrán referirse, entre otras, a las funciones de nombramiento, retribución, control y planeamiento. Estos órganos especiales se constituirán al interior del Directorio como mecanismos de apoyo y deberán estar compuestos preferentemente por directores independientes, a fin de tomar decisiones imparciales en cuestiones donde puedan surgir conflictos de intereses. | | | | | ■ |

a. En caso la respuesta a la pregunta anterior sea afirmativa, indique la siguiente información respecto de cada comité del Directorio con que cuenta la empresa

| Comité de Dirección General y Gobierno Corporativo |
|---|
| I. Fecha de creación: Enero 2005 |
| II. Funciones<br>A.- Revisar los planes estratégicos y los planes anuales de negocios.<br>B.- Evaluar con detenimiento el funcionamiento de las empresas filiales.<br>C.-Formular recomendaciones al directorio sobre políticas de inversiones, así como adquisiciones y enajenaciones de activos fijos.<br>D.-Supervisar la política de información de Hechos de Importancia e información privilegiada y reservada.<br>E.- Evaluar y dar directivas sobre los niveles de endeudamiento de la empresa si como sobre la estructura de los pasivos, haciendo un seguimiento de los avales que otorga.<br>F.- Evaluar periódicamente el estado de situación de los créditos otorgados por la empresa.<br>G.-Funcionar como órgano de asesoramiento y consulta de la gerencia en temas que sean sometidos a su consideración.<br>H.-Realizar el seguimiento y control de los posible conflictos de intereses entre la administración, los directores y los accionistas incluido el uso fraudulento de activos corporativos y el abuso en transacciones entre partes interesadas.<br>I.- Supervisar la efectividad de las prácticas de gobierno de acuerdo con las cuales opera, realizando cambios a medida que se hagan necesarios. |

| Comité de Dirección General y Gobierno Corporativo | | | |
|---|---|---|---|
| III. Principales reglas de organización y funcionamiento:<br>Constituido por tres directores como mínimo, debiendo ser por lo menos uno de ellos director independiente. El Presidente del Directorio, el Vicepresidente y el Gerente General participarán en todos los comités.<br>En la medida de lo posible se debe reunir por lo menos trimestralmente.<br>La Gerencia General propondrá al Directorio un programa anual de reuniones de los Comités el cual podrá ser modificado cuando las circunstancias lo ameriten. | | | |
| IV. Miembros del Comité: | | | |
| Nombres y Apellidos | Fecha | | Cargo dentro del comité |
| | Inicio | Término | |
| Carlos Ferreyros Aspíllaga | Marzo 2005 | | |
| Eduardo Montero Aramburú | Marzo 2005 | | |
| Oscar Espinosa Bedoya | Marzo 2005 | | |
| Juan Manuel Peña Roca | Marzo 2005 | | |
| Hernán Barreto Boggio | Marzo 2005 | | |
| V. Número de sesiones realizadas durante el ejercicio: | | | 2 |
| VI. Cuenta con facultades delegadas de acuerdo con el artículo 174 de la Ley General de Sociedades: | | | ■ SI ___ NO |

| Comité de Auditoría | | | |
|---|---|---|---|
| I. Fecha de creación: Enero 2005 | | | |
| II. Funciones<br>Supervisar la integridad de los sistemas contables y analizar el informe de los auditores externos sobre los estados financieros.<br>Funciones particulares:<br>a.- Supervisar la integridad de los sistemas contables a través de la auditoría externa apropiada.<br>b.- Revisar y analizar periódicamente los estados financieros de la empresa.<br>c.- Revisar los informes de auditoría externa sobre los estados financieros.<br>d.- Supervisar el plan de trabajo anual del auditor interno y recibir los informes relevantes.<br>e.- Proponer la designación de auditores externos. | | | |
| III. Principales reglas de organización y funcionamiento:<br>Constituido por tres directores como mínimo, debiendo ser por lo menos uno de ellos director independiente. El Presidente del Directorio, el Vicepresidente y el Gerente General participarán en todos los comités.<br>En la medida de lo posible se debe reunir por lo menos semestralmente.<br>La Gerencia General propondrá al Directorio un programa anual de reuniones de los Comités el cual podrá ser modificado cuando las circunstancias lo ameriten. | | | |
| IV. Miembros del Comité: | | | |
| Nombres y Apellidos | Fecha | | Cargo dentro del comité |
| | Inicio | Término | |
| Carlos Ferreyros Aspíllaga | Marzo 2005 | | |
| Eduardo Montero Aramburú | Marzo 2005 | | |
| Oscar Espinosa Bedoya | Marzo 2005 | | |
| Andreas von Wedemeyer Knigge | Marzo 2005 | | |
| Juan Prado Bustamante | Marzo 2005 | | |
| V. Número de sesiones realizadas durante el ejercicio: | | | 1 (Se convocaron 2 pero no hubo QUÓRUM) |
| VI. Cuenta con facultades delegadas de acuerdo con el artículo 174 de la Ley General de Sociedades: | | | ■ SI ___ NO |

| Comité de Desarrollo Organizacional y Recursos Humanos |
|---|
| I. Fecha de creación: Enero 2005 |
| II. Funciones<br>Asesorar a la Gerencia en la adopción de políticas generales de recursos humanos siendo sus funciones particulares las siguientes:<br>A.-Supervisar los programas de desarrollo organizacional a través de informes sobre la estructura administrativa y los programas de recursos humanos.<br>B. Supervisar los programas de administración de desempeño, la política salarial, así como las de capacitación y desarrollo, entre otras.<br>C.-Asesorar al Presidente del Directorio en la determinación de la escala de remuneración de los ejecutivos principales.<br>D.-Aprobar la contratación de los ejecutivos principales y supervisar su desempeño. |
| III. Principales reglas de organización y funcionamiento:<br>Constituido por tres directores como mínimo, debiendo ser por lo menos uno de ellos director independiente. El Presidente del Directorio, el Vicepresidente y el Gerente General participarán en todos los comités.<br>En la medida de lo posible se debe reunir por lo menos semestralmente.<br>La Gerencia General propondrá al Directorio un programa anual de reuniones de los Comités el cual podrá ser modificado cuando las circunstancias lo ameriten. |

| IV. Miembros del Comité: | | | |
|---|---|---|---|
| Nombres y Apellidos | Fecha | | Cargo dentro del comité |
| | Inicio | Término | |
| Carlos Ferreyros Aspíllaga<br>Eduardo Montero Aramburú<br>Oscar Espinosa Bedoya<br>Aldo Defilippi Traverso | Marzo 2005<br>Marzo 2005<br>Marzo 2005<br>Marzo 2005 | | |
| V. Número de sesiones realizadas durante el ejercicio: | | | |
| VI. Cuenta con facultades delegadas de acuerdo con el artículo 174 de la Ley General de Sociedades: | | | ■ SI ____ NO |

____ NO APLICA, la empresa NO CUENTA CON COMITÉS DE DIRECTORIO

| | Principio | Cumplimientos | | | | |
|---|---|---|---|---|---|---|
| | | 0 | 1 | 2 | 3 | 4 |
| 19 | Principio (V.E.3).- El número de miembros del Directorio de una sociedad debe asegurar pluralidad de opiniones al interior del mismo, de modo que las decisiones que en él se adopten sean consecuencia de una apropiada deliberación, observando siempre los mejores intereses de la empresa y de los accionistas | | | | | ■ |

a. Indique la siguiente información correspondiente a los directores de la empresa durante el ejercicio materia del presente informe.

| Nombres y Apellidos | Formación2 | Fecha | | Part. Accionaria3/.. | |
|---|---|---|---|---|---|
| | | Inicio 1/. | Término | Nº de acciones | Part. (%) |
| Directores Dependientes | | | | | |
| Oscar Espinosa Bedoya | Ingeniero Civil, Universidad Nacional de Ingeniería.<br>Postgrado en Ingenieria North Carolina State University, EE.UU.<br>Diplomado, Des.Económico ISVE, Italia.<br>Postgrado Economía, Inst. Economía Univ. Colorado.<br>Master, Universidad Harvard.<br>Diplomado, PAD Universidad de Piura. | 1987 | | No aplica | |
| Juan Manuel Peña Roca | Universidad Nacional de Ingeniería - Ing. Civil<br>Cuenta con experiencia en otros directorios | 1984 | | No aplica | |
| Carlos Ferreyros Aspillaga | Princeton University, New Jersey USA (Economía) | 1971 | | No aplica | |
| Andreas von Wedemeyer Knigge | Master en Administración de Empresas (DiplomKaufmann Universidad de Hamburgo, Alemania.<br>Maestro Cervecero- Ulmer Fachschule für Bierbrauerei und Mälzer er, Ulm, Alemania | 2003 | | No aplica | |
| Directores Independientes | | | | | |
| Eduardo Montero Aramburú | Bachiller Economia<br>Lehigh University PA. USA<br>Maestría Administración de Empresas Wharton School of Finance and Commerce, Univ.of Pennsylvania USA | 1980 | | No aplica | |
| Hernán Barreto Boggio | Facultad de Ingenieria de la UNA, Lima.<br>M.S. Food Science y M.S. Chemical Engineering, MIT Cambridge, Massachussets, USA<br>Ph.D Systems Engineering, Michigan State University, East Lansing, Michigan, USA<br>Miembro de Sigma Xi, American Institute of Chemical Engineering, American Chemical<br>Fulbright Scholar y Rockefeller Foundation Scholar | 2005 | | No aplica | |
| Juan Prado Bustamante | Universidad de Lima<br>Facultad de Derecho y CCPP.<br>New York University School of Law-Master en Derecho Comparado.<br>Boston University<br>Master en Derecho Bancario Internacional | 2005 | | No aplica | |

| | | | | | |
|---|---|---|---|---|---|
| Aldo Defilippi Traverso | Bachiller Economía Universidad del Pacífico<br>Maestría en Política Económica y Desarrollo Económico , Boston University PH D Candidate en Económía,<br>Boston University Chief Executive Office's Program, North Western University | 2005 | | No aplica | |

1/. Corresponde al primer nombramiento.
2/. Incluir la formación profesional y si cuenta con experiencia en otros directorios.
3/. Aplicable obligatoriamente sólo para los directores con una participación sobre el capital social mayor o igual al 5% de las acciones de la empresa.

| | Principio | Cumplimientos | | | | |
|---|---|---|---|---|---|---|
| | | 0 | 1 | 2 | 3 | 4 |
| 20 | Principio (V.F, segundo párrafo).- La información referida a los asuntos a tratar en cada sesión, debe encontrarse a disposición de los directores con una anticipación que les permita su revisión, salvo que se traten de asuntos estratégicos que demanden confidencialidad, en cuyo caso será necesario establecer los mecanismos que permita a los directores evaluar adecuadamente dichos asuntos. | | | | ■ | |

a. ¿Cómo se remite a los directores la información relativa a los asuntos a tratar en una sesión de Directorio?

_■_ CORREO ELECTRÓNICO
____ CORREO POSTAL
____ OTROS. Detalle
____ SE RECOGE DIRECTAMENTE EN LA EMPRESA

b. ¿Con cuántos días de anticipación se encuentra a disposición de los directores de la empresa la información referida a los asuntos a tratar en una sesión?

| | Menor a 3 días | De 3 a 5 días | Menor a 5 días |
|---|---|---|---|
| Información no confidencial | | ■ | |
| Información confidencial *** | | | |

*** La información confidencial se ve primero en los comités del directorio y luego en la sesión de Directorio con mayor detalle

c. Indique si el procedimiento establecido para que los directores analicen la información considerada como confidencial se encuentra regulado en algún (os) documento (s) de la empresa.

| Estatuto | Reglamento Interno | Manual | Otros | Denominación del documento* |
|---|---|---|---|---|
| | | | | |

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la empresa.

_■_ La empresa cuenta con un procedimiento pero este no se encuentra regulado.
____ NO APLICA. LA empresa NO CUENTA CON UN PROCEDIMIENTO

| | Principio | Cumplimientos | | | | |
|---|---|---|---|---|---|---|
| | | 0 | 1 | 2 | 3 | 4 |
| 21 | Principio (V.F, tercer párrafo).- Siguiendo políticas claramente establecidas y definidas, el Directorio decide la contratación de los servicios de asesoría especializada que requiera la sociedad para la toma de decisiones. | | | | ■ | |

a. Indique las políticas preestablecidas sobre contratación de servicios de asesoría especializada por parte del Directorio o los directores.

El directorio puede decidir la contratación de asesorías. La mayoría de asesorías son contratadas por la gerencia en cuyo caso solicita aprobación o informa al directorio. La gerencia informa al directorio las conclusiones de las asesorías que sean relevantes.

____ NO APLICA. LA empresa NO CUENTA CON LAS REFERIDAS POLÍTICAS

b. Indique si las políticas descritas en la pregunta anterior se encuentran reguladas en algún (os) documento (s) de la empresa.

| Estatuto | Reglamento Interno | Manual | Otros | Denominación del documento* |
|---|---|---|---|---|
| | | | | |

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la empresa.

__■__ No se encuentran reguladas

c. Indique la lista de asesores especializados del Directorio que han prestado servicios para la toma de decisiones de la empresa durante el ejercicio materia del presente informe.

Asesores especializados de la Empresa
Muñiz, Ramírez, Pérez Taiman, Luna Victoria Abogados
Realtime Management
MR Consulting
Deloitte & Touche SRL
Price Waterhouse Coopers

| | Principio | Cumplimientos 0 | 1 | 2 | 3 | 4 |
|---|---|---|---|---|---|---|
| 22 | Principio (V.H.1) .- Los nuevos directores deben ser instruidos sobre sus facultades y responsabilidades, así como sobre las características y estructura organizativa de la sociedad. | | | | | ■ |

a. En caso La empresa cuente con programas de inducción para los nuevos directores, indique si dichos programas se encuentran regulados en algún (os) documento (s) de la Empresa.

| Estatuto | Reglamento Interno | Manual | Otros | Denominación del documento* |
|---|---|---|---|---|
| | ■ | | | Reglamento Interno del Directorio y sus Comités |

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la empresa.

_____ Los programas de inducción no se encuentran regulados
_____ NO APLICA. LA Empresa NO CUENTA CON LOS REFERIDOS PROGRAMAS

| | Principio | Cumplimientos 0 | 1 | 2 | 3 | 4 |
|---|---|---|---|---|---|---|
| 23 | Principio V.H.3).- Se debe establecer los procedimientos que el Directorio sigue en la elección de uno o más reemplazantes, si no hubiera directores suplentes y se produjese la vacancia de uno o más directores, a fin de completar su número por el período que aún resta, cuando no exista disposición de un tratamiento distinto en el estatuto. | | | | | ■ |

a. ¿Durante el ejercicio materia del presente informe se produjo la vacancia de uno o más directores?

_____ SI __■__ NO

b. En caso la respuesta a la pregunta anterior sea afirmativa, de acuerdo con el segundo párrafo del artículo 157 de la Ley General de Sociedades, indique lo siguiente:

| | SI | NO |
|---|---|---|
| ¿El Directorio eligió al reemplazante? | | |
| De ser el caso, tiempo promedio de demora en designar al nuevo director (en días calendario) | | |

c. Indique los procedimientos preestablecidos para elegir al reemplazante de directores vacantes.

Art.33º del Estatuto. "La vacancia del cargo de director se produce por muerte, renuncia impedimento permanente, remoción por la Junta General de Accionistas, por ausencia no autorizada por el Directorio por un plazo superior a seis meses o cualquier otro impedimento así calificado por el voto unánime de los demás directores.
Salvo por el caso de remoción por la Junta General de Accionistas en el que la misma junta deberá cubrir la vacante, el directorio resolverá sobre las demás causales de vacancia y podrá cubrir la vacante producida, designando a un director interino, que ejercerá el cargo hasta completar el periodo del director que ha vacado.

_____ NO APLICA. LA Empresa NO CUENTA CON PROCEDIMIENTOS

d. Indique si los procedimientos descritos en la pregunta anterior se encuentran contenidos en algún (os) documento (s) de la Empresa.

| Estatuto | Reglamento Interno | Manual | Otros | Denominación del documento* |
|---|---|---|---|---|
| ■ | | | | |

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la empresa.

_____ NO SE ENCUENTRAN REGULADOS

| | Principios | Cumplimientos 0 | 1 | 2 | 3 | 4 |
|---|---|---|---|---|---|---|
| 24 | Principio (V.I, primer párrafo).- Las funciones del Presidente del Directorio, Presidente Ejecutivo de ser el caso, así como del Gerente General deben estar claramente delimitadas en el estatuto o en el reglamento interno de la sociedad con el fin de evitar duplicidad de funciones y posibles conflictos. | | | | | ■ |
| 25 | Principio (V.I, segundo párrafo).- La estructura orgánica de la sociedad debe evitar la concentración de funciones, atribuciones y responsabilidades en las personas del Presidente del Directorio, del Presidente Ejecutivo de ser el caso, del Gerente General y de otros funcionarios con cargos gerenciales. | | | | | ■ |

a. En caso alguna de las respuestas a la pregunta anterior sea afirmativa, indique si las responsabilidades del Presidente del Directorio; del Presidente Ejecutivo, de ser el caso; del Gerente General, y de otros funcionarios con cargos gerenciales se encuentran contenidas en algún (os) documento (s) de la Empresa.

| Responsabilidades de: | Estatuto | Reglamento Interno | Manual | Otros | Denominación del documento* | No están regulados | No aplica ** |
|---|---|---|---|---|---|---|---|
| Presidente de Directorio | ■ | | | | | | |
| Presidente ejecutivo | | | | | | | ■ |
| Gerente General | ■ | | | | | | |
| Plana Gerencial | | | ■ | | Manual de Descripción de Puestos Gerencia de Recursos Humanos | | |

| | Principio | Cumplimientos 0 | 1 | 2 | 3 | 4 |
|---|---|---|---|---|---|---|
| 26 | Principio V.I.5).- Es recomendable que la Gerencia reciba, al menos, parte de su retribución en función a los resultados de la empresa, de manera que se asegure el cumplimiento de su objetivo de maximizar el valor de la empresa a favor de los accionistas. | | | | | ■ |

a. Respecto de la política de bonificación para la plana gerencial, indique la(s) forma(s) en que se da dicha bonificación.

_____ ENTREGA DE ACCIONES
_____ ENTREGA DE OPCIONES
__■__ ENTREGA DE DINERO
_____ OTROS. Detalle
_____ NO APLICA. LA empresa NO CUENTA CON PROGRAMAS DE BONIFICACIÓN PARA LA PLANA GERENCIAL

b. Indique si la retribución (sin considerar bonificaciones) que percibe el gerente general y plana gerencial es:

| | Remuneración Fija | Remuneración Variable | Retribución (%)* |
|---|---|---|---|
| Gerente general | ■ | | 0.74 |
| Plana Gerencial | ■ | | 0.74 |

c. Indique si la Empresa tiene establecidos algún tipo de garantías o similar en caso de despidos del gerente general y/o plana gerencial.

_____ SI __■__ NO

## II. SECCIÓN SEGUNDA: INFORMACIÓN ADICIONAL

### Derechos de los accionistas

a. Indique los medios utilizados para comunicar a los nuevos accionistas sus derechos y la manera en que pueden ejercerlos.

____ CORREO ELECTRÓNICO
____ DIRECTAMENTE EN LA EMPRESA
____ VÍA TELEFÓNICA
____ PÁGINA DE INTERNET
____ CORREO POSTAL
____ OTROS. Detalle
__■__ NO APLICA. NO SE COMUNICAN A LOS NUEVOS ACCIONISTAS SUS DERECHOS NI LA MANERA DE EJERCERLOS

b. Indique si los accionistas tienen a su disposición durante la junta los puntos a tratar de la agenda y los documentos que lo sustentan, en medio físico.

__■__ SI ____ NO

c. Indique qué persona u órgano de la Empresa se encarga de realizar el seguimiento de los acuerdos adoptados en las Juntas de accionistas. En caso sea una persona la encargada, incluir adicionalmente su cargo y área en la que labora.

| Persona encargada | | |
|---|---|---|
| Nombres y Apellidos | Cargo | Área |
| Patricia Gastelumendi | Gerente Div. Finanzas | Finanzas |
| Victor Astete | Gerente Contraloria | Contraloria |
| Augusta Ponce | Jefe Dpto. Valores | Finanzas |

d. Indique si la información referida a las tenencias de los accionistas de la Empresa se encuentra en:

__■__ La empresa
____ UNA INSTITUCIÓN DE COMPENSACIÓN Y LIQUIDACIÓN

e. Indique con qué regularidad la Empresa actualiza los datos referidos a los accionistas que figuran en su matrícula de acciones.

| | Información sujeta a actualización | | |
|---|---|---|---|
| Periodicidad | Domicilio | Correo Electrónico | Teléfono |
| Menor a mensual | ■ | | |
| Mensual | | | |
| Trimestral | | | |
| Anual | ■ | | |
| Mayor a anual | | | |

Diariamente se modifica todo lo referente a las transferencias de acciones, incluyendo el número de acciones, información que se cuadra mensualmente con CAVALI.
Los datos de dirección y teléfono se modifican cuando CAVALI envía la información. Existe problemas en cuanto a las direcciones proporcionadas por CAVALI, razón por la cual la información que debemos enviar a nuestros accionistas, sobre todo la referida a la convocatoria a la Junta nos es devuelta por diversos motivos. A raíz de esas devoluciones el Departamento de Valores trata de ubicar a los accionistas para actualizar sus datos, pero es una tarea muy compleja pues en la mayoría de los casos, los accionistas son personas que no tienen ninguna relación con la empresa.

f. Indique la política de dividendos de la Empresa aplicable al ejercicio materia del presente informe.

| | |
|---|---|
| Fecha de aprobación | 18 de marzo de 1997 |
| Órgano que lo Aprobó | Junta General de Accionistas |
| Política de Dividendos<br>(Criterios para la distribución de utilidades) | Distribuir sea en efectivo o en acciones de propia emisión, el íntegro de las utilidades de libre disposición de cada año. El dividendo en efectivo equivaldría al 5% del valor nominal de las acciones en circulación al momento de tomar los acuerdos en Junta de Accionistas, siempre que no exceda el 50% de las utilidades de libre disposición de cada año. En caso de exceder, se repartirá el 50% de las utilidades de libre disposición. |

g. Indique, de ser el caso, los dividendos en efectivo y en acciones distribuidos por la Empresa en el ejercicio materia del presente informe y en el ejercicio anterior

| Fecha de Entrega | Dividendo por Acción | |
|---|---|---|
| | En Efectivo | En Acciones |
| Clase de Acción ..Comun | | |
| Ejercicio N-1 2004 | S/. 0.04455801 | 6.341463% |
| Ejercicio N-2005 | S/. 0.055 | 11% |

## Directorio

h. Respecto de las sesiones del Directorio de la Empresa desarrolladas durante el ejercicio materia del presente informe, indique la siguiente información:

| | |
|---|---|
| Número de sesiones realizadas: | 12 |
| Número de sesiones en las cuales uno o más directores fueron representados por directores suplentes o alternos | 0 |
| Número de directores titulares que fueron representados en al menos una oportunidad | 0 |

i. Indique los tipos de bonificaciones que recibe el Directorio por cumplimiento de metas en la Empresa.

__■__ NO APLICA. LA empresa NO CUENTA CON PROGRAMAS DE BONIFICACIÓN PARA DIRECTORES

El Directorio no cuenta con bonificaciones. De acuerdo al art. 36□ del Estatuto, la remuneración del directorio será equivalente a seis por ciento de las utilidades líquidas del ejercicio antes de impuestos y después de cubrir la reserva legal.
El Directorio podrá en cada oportunidad en que lo estime necesario o conveniente reducir la retribución. Asimismo acordará la distribución de la remuneración global entre sus miembros.

j. Indique si los tipos de bonificaciones descritos en la pregunta anterior se encuentran regulados en algún (os) documento (s) de la empresa.

| Estatuto | Reglamento Interno | Manual | Otros | Denominación del documento* |
|---|---|---|---|---|
| | | | | |

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la empresa.

_____ NO SE ENCUENTRAN REGULADOS

k. Indique el porcentaje que representa el monto total de las retribuciones anuales de los directores, respecto al nivel de ingresos brutos, según los estados financieros de la Empresa.

| | Retribuciones totales (%) |
|---|---|
| Directores Independientes | 0.125 |
| Directores Dependientes | 0.125 |

l. Indique si en la discusión del Directorio, respecto del desempeño de la gerencia, se realizó sin la presencia del gerente general.

_____ SI __■__ NO SE REALIZÓ UNA DISCUSIÓN

## Accionistas y tenencias

m. Indique el número de accionistas con derecho a voto, de accionistas sin derecho a voto (de ser el caso) y de tenedores de acciones de inversión (de ser el caso) de la Empresa al cierre del ejercicio materia del presente informe.

| Clase de acción (incluidas las de inversión) | Número de tenedores (al cierre del ejercicio) |
|---|---|
| Acciones con derecho a voto | 746 |
| Acciones sin derecho a voto | 0 |
| Acciones de inversión | 0 |
| Total | 746 |

n. Indique la siguiente información respecto de los accionistas y tenedores de acciones de inversión con una participación mayor al 5% al cierre del ejercicio materia del presente informe.

Clase de Acción: COMUN

| Nombres y Apellidos | Número de acciones | Participación (%) | Nacionalidad |
|---|---|---|---|
| IN FONDO 2 | 30,982,980 | 12.8% | Peruana |
| NV FONDO 2 | 25,927,893 | 10.7% | Peruana |
| La Positiva Vida Seg. y Reaseguros | 23,090,459 | 9.5% | Peruana |
| HO FONDO 2 | 20,916,893 | 8.6% | Peruana |
| Horseshoe Bay Limited | 15,641,615 | 6.5% | Extranjera |
| PR FONDO 2 | 13,945,418 | 5.8% | Peruana |

## Otros

o. Indique si la empresa tiene algún reglamento interno de conducta o similar referida a criterios éticos y de responsabilidad profesional.

__■__ SI ______ NO

En caso su respuesta sea positiva, indique la denominación exacta del documento: Código de Conducta

p. ¿Existe un registro de casos de incumplimiento al reglamento a que se refiere la pregunta a) anterior?

______ SI __■__ NO

q. En caso la respuesta a la pregunta anterior sea positiva, indique quién es la persona u órgano de la empresa encargada de llevar dicho registro.

r. Para todos los documentos (Estatuto, Reglamento Interno, Manual u otros documentos) mencionados en el presente informe, indique la siguiente información:

| Denominación del Documento | Órgano de Aprobación | Fecha de Aprobación | Fecha de Última Modificación |
|---|---|---|---|
| Estatuto | Junta | 24.3.1998 | 22.3.2005 |
| Manual de Descripción de Puestos | Gerencia | Permanente | Permanente |
| Acuerdo de Junta de Accionistas | Junta | Mar.1997 | |
| Normas Internas de Conducta para el cumplimiento de las obligaciones derivadas de la inscripción de valores en el Registro Público del Mercado de Valores | Directorio y Junta | Enero 2005<br>Marzo 2005 | |
| Reglamento Interno de Juntas de Accionistas | Directorio | Febrero 2006 | |
| Reglamento Interno del Directorio y sus Comités | Directorio | Febrero 2006 | |